                                                Filed Pursuant to Rule 424(b)(4)
                                    Registration Nos. 333-50517 and 333-50517-01
PROSPECTUS
--------------------------------------------------------------------------------

                         4,000,000 Preferred Securities

                              TXI CAPITAL TRUST I

                     5.5% Shared Preference Redeemable Securities ("SPuRS(SM)")
                        (Liquidation Preference $50 per Preferred Security)
                              fully and unconditionally guaranteed by
                              and convertible into the common stock of
TXI Logo                               TEXAS INDUSTRIES, INC.

--------------------------------------------------------------------------------

The 5.5% Shared Preference Redeemable Securities (the "SPuRS" or "Preferred Securities") offered hereby represent preferred undivided beneficial interests in the assets of TXI Capital Trust I, a statutory business trust, created under the laws of the State of Delaware (the "Trust"). Texas Industries, Inc., a Delaware corporation ("TXI" or the "Company"), will own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of the Trust. The Trust exists for the sole purpose of issuing the Preferred Securities and the Common Securities and investing the proceeds thereof in an equivalent amount of 5.5% Convertible Subordinated Debentures due 2028 (the "Convertible Subordinated Debentures") of TXI.
                                                        (continued on next page)

SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR CERTAIN INFORMATION RELEVANT TO AN INVESTMENT IN THE PREFERRED SECURITIES, INCLUDING THE CIRCUMSTANCES DURING WHICH PAYMENTS OF DISTRIBUTIONS OF THE PREFERRED SECURITIES MAY BE DEFERRED AND THE RELATED UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF SUCH DEFERRAL.

The SPuRS have been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "TXI PrS." See "Underwriting."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                       Underwriting
                                                        Price to      Discounts and                    Proceeds to
                                                       Public(1)    Commissions(2)(3)                     Trust(3)
------------------------------------------------------------------------------------------------------------------
Per Preferred Security                                    $50.00                                            $50.00
------------------------------------------------------------------------------------------------------------------
Total(4)                                            $200,000,000                                      $200,000,000
------------------------------------------------------------------------------------------------------------------

(1) Plus accrued distributions, if any, from June 5, 1998.

(2) TXI and the Trust have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) In view of the fact that the proceeds of the sale of the SPuRS will be invested in Convertible Subordinated Debentures, TXI has agreed to pay to the Underwriters as compensation for their arranging the investment therein of such proceeds $1.45 per Preferred Security (or $5,800,000 in the aggregate). See "Underwriting."

(4) The Trust has granted the Underwriters an option exercisable within 30 days from the date of this Prospectus to purchase up to 600,000 additional SPuRS on the same terms and conditions set forth above to cover over-allotments, if any. If all such additional SPuRS are purchased, the total Price to Public and Proceeds to the Trust will be $230,000,000, and TXI will pay to the Underwriters as compensation for their arranging the investment therein of such proceeds $1.45 per Preferred Security (or $6,670,000 in the aggregate). See "Underwriting."

                            ------------------------

The SPuRS are being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made in book-entry form through the book-entry facilities of The Depository Trust Company on or about June 5, 1998.

SBC WARBURG DILLON READ INC.                                 MERRILL LYNCH & CO.
                  The date of this Prospectus is June 2, 1998.

(Cover page continued)

     The Convertible Subordinated Debentures will be unsecured obligations of TXI and will be subordinate and junior in right of payment to certain other indebtedness of TXI, as described herein.

     Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of 5.5% of the liquidation amount of $50 per Preferred Security, accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 1998 (the "Distributions"). The payment of Distributions out of funds held by the Trust, and payments on liquidation of the Trust or the redemption of Preferred Securities, as set forth below, are guaranteed by TXI (the "Preferred Securities Guarantee") to the extent the Trust has funds available therefor as described under "Description of Preferred Securities Guarantee." The Preferred Securities Guarantee, when taken together with TXI's obligations under the Convertible Subordinated Debentures, the Indenture (as defined herein) and the Trust Agreement (as defined herein), including its obligations under the Indenture to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Securities), will provide a full and unconditional guarantee of amounts due on the Preferred Securities. TXI's obligations under the Preferred Securities Guarantee are subordinate and junior in right of payment to all other liabilities of TXI and will be pari passu with the most senior preferred stock now or hereafter issued by TXI and with any guarantee now or hereafter issued by TXI in respect of any preferred security of any affiliate of TXI.

     The distribution rate and the distribution and other payment dates for the Preferred Securities will correspond to the interest rate and interest and other payment dates on the Convertible Subordinated Debentures, which will be the sole asset of the Trust. As a result, if principal or interest is not paid on the Convertible Subordinated Debentures, no amounts will be paid on the Preferred Securities. If TXI does not make principal or interest payments on the Convertible Subordinated Debentures, the Trust will not have sufficient funds to make Distributions on the Preferred Securities. In such event, the Preferred Securities Guarantee will not apply to such Distributions until the Trust has sufficient funds available therefor.

     TXI has the right to defer payments of interest on the Convertible Subordinated Debentures by extending the interest payment period on the Convertible Subordinated Debentures for up to 20 consecutive quarters (each, an "Extension Period"), provided that no Extension Period may extend beyond the maturity of the Convertible Subordinated Debentures. Despite such deferral, Distributions will continue to accrue with interest thereon (to the extent permitted by applicable law) at an annual rate of 5.5%, compounded quarterly, and during any Extension Period holders of Preferred Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash Distributions with respect to such deferred interest payments. There could be multiple Extension Periods of varying lengths throughout the term of the Convertible Subordinated Debentures. See "Description of the Convertible Subordinated
Debentures -- Option to Extend Interest Payment Period," "Risk Factors -- Possible Adverse Effects from Extension of Interest Payment Period," "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount" and "Certain Federal Income Tax Consequences -- Premium and Market Discount."

     Each Preferred Security is convertible at the option of the holder thereof into shares of common stock, par value $1.00 per share, of TXI (the "TXI Common Stock") at a conversion rate of 0.72218 shares of TXI Common Stock for each Preferred Security (equivalent to a conversion price of $69.235 per share of TXI Common Stock), subject to adjustment in certain circumstances. The TXI Common Stock is quoted on the NYSE under the symbol "TXI." On June 2, 1998, the last reported sale price of the TXI Common Stock on the NYSE Composite Tape was $56.75.

     The Convertible Subordinated Debentures are redeemable by TXI (in whole or in part) from time to time, on or after June 30, 2001, or at any time in certain circumstances upon the occurrence of a Tax Event (as defined herein). If TXI redeems the Convertible Subordinated Debentures, the Trust must redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Convertible Subordinated Debentures so redeemed at $50 per Preferred Security plus accrued and unpaid Distributions thereon (the "Redemption Price") to the date fixed for redemption. See "Description of Convertible

Subordinated Debentures -- Mandatory Redemption." The Preferred Securities will be redeemed upon maturity of the Convertible Subordinated Debentures. The Convertible Subordinated Debentures mature on June 30, 2028 (such date, as it may be advanced as described herein, the "Stated Maturity"). In addition, upon the occurrence of a Special Event (as defined herein) arising from a change in law or a change in legal interpretation, unless the Convertible Subordinated Debentures are redeemed in the limited circumstances described herein, the Trust will be dissolved with the result that the Convertible Subordinated Debentures will be distributed to the holders of the Trust Securities on a pro rata basis, in lieu of any cash Distribution. In the case of a Special Event that is a Tax Event, TXI will have the right in certain circumstances to redeem the Convertible Subordinated Debentures, which would result in the redemption by the Trust of the Trust Securities in the same amount on a pro rata basis. If the Convertible Subordinated Debentures are distributed to the holders of the Preferred Securities, TXI will use its best efforts to have the Convertible Subordinated Debentures listed on the New York Stock Exchange or on such other exchange as the Preferred Securities are then listed. See "Description of the Preferred Securities -- Special Event Redemption or Distribution" and "Description of the Convertible Subordinated Debentures."

     In the event of the voluntary or involuntary dissolution, winding up or termination of the Trust, the holders of the Preferred Securities will be entitled to receive, for each Preferred Security, a liquidation amount of $50 plus accrued and unpaid Distributions thereon (including interest thereon) to the date of payment, unless in connection with such dissolution, the Convertible Subordinated Debentures are distributed to the holders of the Preferred Securities. See "Description of the Preferred Securities -- Liquidation Distribution Upon Dissolution."

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE PREFERRED SECURITIES AND THE IMPOSITION OF A PENALTY BID DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with (i) Management's Discussion and Analysis of Financial Condition and Results of Operations and (ii) the Consolidated Financial Statements and Notes thereto and the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context otherwise requires, references to the "Company" or "TXI" mean Texas Industries, Inc. and its direct and indirect subsidiaries. Except as otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. All financial and share data in this Prospectus have been adjusted to give effect to the two-for-one stock split effected on February 3, 1997. All references to a particular fiscal year refer to the 12 months ended on May 31 of the year referenced (e.g., fiscal 1997 means the fiscal year ended May 31, 1997).

                                  THE COMPANY

GENERAL

     TXI is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the "CAC" segment); and structural steel and specialty bar products (the "Steel" segment). The Company is the largest producer of cement in Texas and the second largest supplier of structural steel products in North America. Demand for structural steel, cement, aggregate and concrete products is primarily driven by construction activity, while specialty bar products supply the original equipment manufacturer, tool and oil country goods markets. From fiscal 1994 to fiscal 1997, TXI's net sales and net income have grown at a compound annual rate of 11% and 43%, respectively. For the 12 months ended February 28, 1998, the Company generated $1.1 billion in net sales and $94.3 million in net income.

     The Company is the only major North American producer of both cement and steel. TXI has derived significant benefits therefrom, primarily in lowering production costs and enhancing productivity through the innovative recycling of by-products of manufacturing. The Company has extensive operating experience in both of its business segments. Founded in 1951, the Company began its cement operations in 1960 with the opening of its Midlothian, Texas facility and added its steel operations in 1975 with the construction of a plant in Midlothian.

BUSINESS STRATEGY

     The Company's business strategy is to grow profitably in both of its business segments by achieving and maintaining market leadership positions in desirable markets, capitalizing on innovation in manufacturing processes and products, being the low cost supplier, pursuing strategic growth opportunities and preserving financial strength and flexibility in order to capitalize on these opportunities when they arise.

     The key elements of the Company's strategy are:

     Achieve and Maintain Market Leadership. The Company strives to be the number one or two supplier in desirable markets. The Company is:

     - The largest producer of cement in Texas and a major cement producer in California, the two largest cement markets in the U.S.
     - The second largest supplier of structural steel products in North
       America.
     - The largest supplier of light weight steel beams used in manufactured housing in North America.
     - The largest supplier of expanded shale and clay aggregate products west of the Mississippi River.
     - The largest supplier of stone, sand and gravel aggregate products and the second largest supplier of ready-mix concrete in North Texas.
     - The largest supplier of sand and gravel aggregate products and ready-mix concrete in Louisiana.

     Capitalize on Innovation in Manufacturing Processes and Products. The Company emphasizes the development and improvement of manufacturing process technologies and the design and marketing of new products. Research and development of manufacturing processes and products is considered to be every employee's responsibility at TXI. All employees are empowered to seek and implement creative ideas to improve operations and results.

     - TXI pioneered and is a leader in the manufacture of wide flange beams and other structural steel products using recycled steel.
     - TXI developed and patented near net shape casting, a process which provides energy and capital cost savings in the making of wide flange beams and other structural steel products.
     - TXI developed and patented the CemStar process, which uses a co-product from steel-making to increase cement production with little additional cost. TXI continues to research and refine processes for the recovery and recycling of waste and the by-products generated by manufacturing processes.
     - TXI continues to develop new, higher-margin products, such as Bantam Beams and Diamond Pro professional groundskeeping products.

     Be the Low Cost Supplier. The Company's focus on market leadership is accompanied by its determination to drive down production and distribution costs in order to be the low cost supplier to its customers.

     - TXI operates the largest steel shredder in the world, currently supplying 42% of its total steel raw material needs. The shredder enables the Company to access a continuous source of low cost, unprocessed scrap steel in order to reduce costs and exposure to increasing prices for higher grade recycled steel.
     - TXI is a leader in substituting alternative fuels for the nonrenewable fuels typically used in the energy intensive cement manufacturing process. The Company lowers cement manufacturing costs both by reducing expenditures for the nonrenewable fuels and by receiving income for the management of alternative fuels received from third party generators of such fuels.

     Pursue Strategic Growth Opportunities. The Company pursues profitable growth by building on its business and operational expertise in order to enter new markets and introduce new products.

     - A structural steel facility being constructed in Virginia will combine a steel shredder, near net shape casting, state-of-the-art steel melting technology and a proprietary rolling mill design to achieve low production costs and the widest structural steel product range available from a single facility.
     - The acquisition of Riverside Cement Company ("Riverside") provides TXI access to California, the largest cement market in the U.S. The Company intends to implement its CemStar process at Riverside in the near term to enhance productivity and increase capacity. The Company also intends to upgrade and modernize Riverside's existing portland cement plant with higher capacity and more cost efficient equipment in order to move into a position of leadership in the California regional market.
     - TXI intends to increase its Midlothian cement capacity from 1.3 million to 2.8 million tons per year in order to maintain and enhance its position as the largest producer of cement in Texas.
     - TXI is upgrading its specialty bar products capability to further improve product mix and increase the breadth of markets addressed.
     - TXI has embarked on a program to license its CemStar process to cement producers throughout the world.
     - TXI continues to pursue investments for internal growth and opportunistic acquisitions in order to build on leadership positions in its stone, sand and gravel, expanded shale and clay and concrete operations.

     Preserve Financial Strength and Flexibility. The Company strives to be financially positioned to pursue profitable growth opportunities as they arise. TXI expects that the proceeds from the sale of the Convertible Subordinated Debentures will enable the Company to maintain its commitment to a strong financial position and pursue its business strategy on a sound financial basis.

     TXI(TM), CemStar (SM), Bantam Beams(TM) and Diamond Pro(TM) are registered trademarks and service marks of the Company.

RECENT DEVELOPMENTS

     On December 31, 1997, the Company acquired the 15.7% separate public ownership of Chaparral Steel Company ("Chaparral") consisting of approximately
4.5 million publicly traded shares. The Company agreed to pay approximately $77.1 million in this transaction, including transaction expenses. With the acquisition of these shares, TXI's net income will no longer be reduced by the minority interest.

     On December 31, 1997, the Company acquired Riverside, the owner of a 1.3 million ton per year portland cement plant and a 100,000 ton per year specialty white cement plant. The acquisition increased TXI's cement capacity by 60% and opened the California regional cement market to the Company. With the acquisition of Riverside, the Company ranks seventh among all domestic cement producers and becomes the third largest U.S. publicly traded cement producing company.

     TXI is constructing a structural steel facility in Virginia, scheduled to begin operations in the summer of 1999, which will expand TXI's steel production capacity by approximately 60%. In March 1998, TXI filed for a permit to expand its Midlothian, Texas cement plant's annual production from 1.3 million to 2.8 million tons, and the Company anticipates upgrading its portland cement plant in California in the next several years.

     The Company's principal executive offices are located at 1341 West Mockingbird Lane, Dallas, Texas 75247-6913, and its telephone number is (972) 647-6700.

TXI CAPITAL TRUST I

     The Trust is a statutory business trust formed under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on May 26, 1998. The Trust's business is defined in a Trust Agreement, executed by TXI, as Depositor (the "Depositor"), the Administrative Trustees (as defined herein) and the Delaware Trustee (as defined herein). The Trust Agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. TXI will acquire all of the Common Securities in an aggregate liquidation amount equal to 3% of the total capital of the Trust. The Trust exists for the exclusive purposes of
(i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in the Convertible Subordinated Debentures and (iii) engaging in only those other activities necessary or incidental thereto.

     The Trust's business and affairs will be conducted by trustees appointed by TXI, as holder of the Common Securities. The duties and obligations of the trustees will be governed by the Trust Agreement. Pursuant to the Trust Agreement, there will be three individual trustees (the "Administrative Trustees"), one property trustee (the "Property Trustee") and one trustee having its principal place of business or residence in the State of Delaware (the "Delaware Trustee"). The three Administrative Trustees will be persons who are employees or officers of, or affiliated with, TXI. The Property Trustee will be a financial institution which is unaffiliated with TXI and will serve as property trustee under the Trust Agreement and as indenture trustee for purposes of the Trust Indenture Act (the "Indenture Trustee"). The First National Bank of Chicago will act as the Property Trustee and Indenture Trustee until removed or replaced by the holder of the Common Securities, and also will act as trustee under the Preferred Securities Guarantee (the "Preferred Guarantee Trustee"). See "Description of the Preferred Securities Guarantee." In certain circumstances, the holders of a majority of the Preferred Securities will be entitled to appoint one Administrative Trustee (a "Special Administrative Trustee"), who need not be an officer or employee of, or otherwise affiliated with, TXI. See "Description of the Preferred Securities -- Voting Rights."

     The Property Trustee will hold title to the Convertible Subordinated Debentures for the benefit of the holders of the Trust Securities and will have the power to exercise all rights, powers and privileges under the Indenture (as defined herein) as the holder of the Convertible Subordinated Debentures. In addition, the Property Trustee will maintain exclusive control of a segregated non-interest bearing bank account (the "Property Account") to hold all payments made in respect of the Convertible Subordinated Debentures for the benefit of the holders of Trust Securities. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Preferred Guarantee Trustee will hold the Preferred Securities Guarantee for the benefit of the holders of the Preferred Securities. Subject to the right of the holders of the Preferred Securities to appoint a Special Administrative Trustee, TXI, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Administrative Trustee and to increase the number of Administrative Trustees, provided that the number of Administrative Trustees shall be at least three. TXI will pay all fees and expenses related to the Trust and the offering of the Trust Securities. See "Description of the Convertible Subordinated Debentures -- Miscellaneous."

     The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are as set forth in the Trust Agreement, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities."

     The office of the Delaware Trustee in the State of Delaware is c/o First Chicago Delaware Inc., 300 King Street, Wilmington, Delaware 19801. The principal place of business of the Trust is c/o Texas Industries, Inc., 1341 West Mockingbird Lane, Dallas, Texas 75247-6913 (telephone number (972) 647-6700).

                                  THE OFFERING

Preferred Securities
Offered....................  5.5% Shared Preference Redeemable Securities
                             evidencing preferred undivided beneficial interests in the assets of the Trust.

Distributions..............  Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of 5.5% of the liquidation amount of $50 per Preferred Security, accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year commencing on September 30, 1998. The distribution rate and the distribution and other payment dates for the Preferred Securities will correspond to the interest rate and interest and other payment dates on the Convertible Subordinated Debentures, which will be the sole asset of the Trust. As a result, if principal or interest is not paid on the Convertible Subordinated Debentures, no payments will be paid on the Preferred Securities. See "Description of the Preferred Securities."

Liquidation Preference.....  $50 per Preferred Security, and all accrued and unpaid Distributions.

Convertible Subordinated
  Debentures...............  The Trust will invest the proceeds from the issuance of the Preferred Securities and Common Securities in an equivalent amount of 5.5% Convertible Subordinated Debentures due 2028 of TXI. The Convertible Subordinated Debentures will be subordinate and junior in right of payment to all Senior Indebtedness (as defined herein) of TXI. In addition, because TXI is a holding company, its obligations under the Convertible Subordinated Debentures will be effectively subordinated to all existing and future liabilities of its subsidiaries. See "Description of the Convertible Subordinated Debentures -- Subordination."

Preferred Securities
Guarantee..................  Payment of Distributions out of funds held by the
                             Trust and payments on liquidation of the Trust or the redemption of Preferred Securities are guaranteed by TXI to the extent the Trust has funds available therefor. If TXI does not make principal or interest payments on the Convertible Subordinated Debentures, the Trust will not have sufficient funds to make Distributions on the Preferred Securities, in which event the Preferred Securities Guarantee will not apply to such Distributions until the Trust has sufficient funds available therefor. See "Description of the Preferred Securities Guarantee" and "Effect of Obligations Under the Convertible Subordinated Debentures and the Preferred Securities Guarantee." The obligations of TXI under the Preferred Securities Guarantee are subordinate and junior in right of payment to all other liabilities of TXI and will be pari passu with the most senior preferred stock now or hereafter issued by TXI and with any guarantee now or hereafter issued by TXI in respect of any preferred security of any affiliate of TXI. In addition, because TXI is a holding company, its obligations under the Preferred Securities Guarantee are effectively subordinated to all existing and future liabilities of its subsidiaries. The Preferred Securities Guarantee, when taken together with TXI's obligations under the Convertible Subordinated Debentures, the Indenture and the Trust Agreement, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Securities), will provide a full and unconditional guarantee of amounts due on the Preferred Securities. See "Risk
                             Factors -- Subordination of Preferred Securities Guarantee and Convertible Subordinated Debentures" and "Description of the Preferred Securities Guarantee."

Option to Extend Interest
  Payment Period...........  TXI has the right at any time, so long as no
                             Indenture Event of Default (as herein defined) has occurred and is continuing, to defer payment of interest on the Convertible Subordinated Debentures by extending the interest payment period on the Convertible Subordinated Debentures for up to 20 consecutive quarters. If interest payments on the Convertible Subordinated Debentures are so deferred, Distributions on the Preferred Securities also will be deferred. During any deferral, Distributions will continue to accrue with interest thereon (to the extent permitted by law) as described herein. There could be multiple Extension Periods of varying lengths throughout the term of the Convertible Subordinated Debentures. During an Extension Period, holders of Preferred Securities will be required to include deferred interest income in their gross income in advance of receipt of the cash Distributions attributable thereto. See "Description of the Convertible Subordinated Debentures -- Option to Extend Interest Payment Period," "Certain Federal Income Tax
                             Consequences -- Interest Income and Original Issue Discount" and "Certain Federal Income Tax Consequences -- Premium and Market Discount."

Conversion into TXI Common
  Stock....................  Each Preferred Security is convertible in the manner described below at the option of the holder, at any time, into shares of TXI Common Stock at the rate of 0.72218 shares of TXI Common Stock for each Preferred Security (equivalent to a conversion price of $69.235 per share of TXI Common Stock), subject to adjustment in certain circumstances. A holder of Preferred Securities wishing to exercise its conversion right shall surrender any or all of such Preferred Securities, together with an irrevocable conversion notice, to the paying, conversion and exchange agent acting on behalf of the holders of Preferred Securities (the "Conversion Agent") which shall exchange the Preferred Securities for a portion (equal to the aggregate liquidation preference of the Preferred Securities being so converted) of the Convertible Subordinated Debentures held by the Trust and immediately convert such Convertible Subordinated Debentures into TXI Common Stock. A holder generally will not recognize taxable gain or loss upon the exchange through the Conversion Agent of the Preferred Securities for a proportionate share of the Convertible Subordinated Debentures, followed immediately thereafter by the conversion of the Convertible Subordinated Debentures into TXI Common Stock. See "Certain Federal Income Tax
                             Consequences -- Conversion of Preferred Securities Into TXI Common Stock."

Redemption.................  The Convertible Subordinated Debentures are
                             redeemable by TXI (in whole or in part) from time to time, on or after June 30, 2001, or at any time upon the occurrence of a Tax Event. If the Convertible Subordinated Debentures are redeemed, the Trust must redeem Preferred Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Convertible Subordinated Debentures so redeemed. The Preferred Securities will be redeemed upon maturity of the Convertible Subordinated Debentures which will occur on June 30, 2028. See "Description of the Preferred Securities -- Mandatory Redemption."

Voting Rights..............  Generally, the holders of the Preferred Securities will not have any voting rights. Subject to certain conditions, the holders of a majority in aggregate liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or to direct the exercise of any trust or power conferred upon the Property Trustee under the Trust Agreement including the right to direct the Property Trustee, as holder of the Convertible Subordinated Debentures, to (i) direct the time, method or place of conducting any proceeding for any remedy available to the Indenture Trustee or exercise any trust or power conferred on the Indenture Trustee with respect to the Convertible Subordinated Debentures: (ii) waive any past Indenture Event of Default that is available under the Indenture; (iii) exercise any right to rescind or annul a declaration that the principal of all the Convertible Subordinated Debentures shall be due and payable; or (iv) consent to any amendment, modification or termination of the Indenture or the Convertible Subordinated Debentures where such consent shall be required. See "Description of the Preferred Securities -- Voting Rights."

Conditional Right to
Advance Maturity...........  If a Tax Event occurs, then TXI will have the right, prior to the dissolution of the Trust, to advance the Stated Maturity of the Convertible Subordinated Debentures to the minimum extent required in order to allow for the payments of interest in respect of the Convertible Subordinated Debentures to continue to be tax deductible, but in no event shall the resulting maturity of the Convertible Subordinated Debentures be less than 15 years from the date of original issuance thereof. The Stated Maturity shall be advanced only if, in the opinion of counsel to TXI experienced in such matters, (i) after advancing the Stated Maturity, interest paid on the Convertible Subordinated Debentures will be deductible for United States federal income tax purposes and (ii) advancing the Stated Maturity will not result in a taxable event to holders of the Preferred Securities. See "Description of the Convertible Subordinated Debentures -- General" and "Description of the Convertible Subordinated Debentures -- Mandatory Redemption."

Distribution of Convertible
  Subordinated
  Debentures...............  TXI, as the holder of the outstanding Common
                             Securities of the Trust, has the right, exercisable at any time, to terminate the Trust and, after satisfaction of the liabilities of the Trust to creditors, to cause the Convertible Subordinated Debentures to be distributed to the holders of the Preferred Securities in liquidation of the Trust. See "Description of Convertible Subordinated Debentures."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                    NINE MONTHS ENDED
                                                 FISCAL YEARS ENDED MAY 31,           FEBRUARY 28,
                                               ------------------------------   -------------------------
                                                 1995       1996       1997        1997          1998
                                               --------   --------   --------   ----------   ------------
                                                      (IN THOUSANDS EXCEPT DATA PER COMMON SHARE)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales....................................  $830,526   $967,449   $973,824   $  696,936    $  861,168
Costs and expenses (income)
  Cost of products sold......................   681,824    756,715    767,030      554,956       683,116
  Selling, general and administrative........    58,275     68,852     76,535       56,006        67,798
  Interest...................................    20,117     19,960     18,885       14,165        14,418
  Other income...............................    (7,571)   (13,119)   (11,848)      (7,169)      (10,603)
                                               --------   --------   --------   ----------    ----------
                                                752,645    832,408    850,602      617,958       754,729
                                               --------   --------   --------   ----------    ----------
Income before the following items............    77,881    135,041    123,222       79,978       106,439
Income taxes.................................    25,700     47,256     41,189       26,767        35,252
                                               --------   --------   --------   ----------    ----------
                                                 52,181     87,785     82,033       52,211        71,187
Minority interest in Chaparral(1)............    (4,164)    (7,831)    (6,559)      (4,298)       (4,400)
                                               --------   --------   --------   ----------    ----------
Net income...................................  $ 48,017   $ 79,954   $ 75,474   $   47,913    $   66,787
                                               ========   ========   ========   ==========    ==========
PER SHARE DATA:
Basic
  Average common shares......................    24,567     22,203     21,751       22,012        21,066
  Net income per common share................  $   1.96   $   3.61   $   3.48   $     2.18    $     3.18
                                               ========   ========   ========   ==========    ==========
Diluted
  Average common shares......................    24,817     22,682     22,163       22,457        21,717
  Net income per common share................  $   1.94   $   3.53   $   3.42   $     2.14    $     3.08
                                               ========   ========   ========   ==========    ==========
Cash dividends per common share..............  $   0.15   $   0.20   $   0.25   $     0.18    $     0.23
OTHER DATA:
EBITDA(2)....................................  $147,340   $204,281   $196,016   $  134,122    $  165,858
Capital expenditures.........................    48,751     79,300     85,188       65,262       344,335
Long-term debt to total capitalization (at
  end of
  period)....................................      35.1%      27.6%      28.0%        30.3%         41.6%

                                                                                               FEBRUARY 28,
                                                          MAY 31,                                  1998
                                               ------------------------------                  ------------
                                                 1995       1996       1997                       ACTUAL
                                               --------   --------   --------                  ------------
CONSOLIDATED BALANCE SHEET DATA:
Net working capital..........................  $187,603   $219,345   $242,994                   $  221,532
Total assets.................................   753,055    801,063    847,923                    1,117,368
Long-term debt...............................   185,274    160,209    176,056                      369,404
Shareholders' equity.........................   343,109    420,022    452,811                      517,549

---------------

(1) On December 31, 1997, TXI acquired the 15.7% in Chaparral previously held by public shareholders.
(2) EBITDA is earnings before interest, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to income from operations or cash flow from operating activities (each determined in accordance with generally accepted accounting principles).

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Preferred Securities offered by this Prospectus. Certain statements contained hereunder under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" or contained in the documents incorporated herein by reference, including those concerning the Company's strategy and growth plans, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed below.

RISKS RELATING TO THE PREFERRED SECURITIES

  Subordination of Preferred Securities Guarantee and Convertible Subordinated Debentures

     TXI's obligations under the Preferred Securities Guarantee are subordinate and junior in right of payment to all liabilities of TXI and will be pari passu with the most senior preferred stock now or hereafter issued by TXI and with any guarantee now or hereafter issued by TXI in respect of any preferred securities of any affiliate of TXI. The obligations of TXI under the Convertible Subordinated Debentures are subordinate and junior in right of payment to all present and future Senior Indebtedness of TXI. At February 28, 1998, Senior Indebtedness of TXI aggregated approximately $382.8 million. In addition, because TXI is a holding company, its obligations under the Preferred Securities Guarantee and the Convertible Subordinated Debentures will be effectively subordinated to all existing and future liabilities of its subsidiaries. There are no terms in the Preferred Securities, the Convertible Subordinated Debentures or the Preferred Securities Guarantee that limit TXI's ability to incur additional indebtedness, including indebtedness that ranks senior to the Convertible Subordinated Debentures or the Preferred Securities Guarantee. See "Description of the Preferred Securities Guarantee" and "Description of the Convertible Subordinated Debentures -- Subordination."

  Limitation of Rights under the Preferred Securities Guarantee

     The Preferred Securities Guarantee guarantees to the holders of the Preferred Securities the payment of: (i) any accrued and unpaid Distributions that are required to be paid on the Preferred Securities, to the extent the Trust shall have funds available therefor, (ii) the Redemption Price, including all accrued and unpaid Distributions with respect to Preferred Securities called for redemption by the Trust, to the extent the Trust has funds available therefor; and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of the Trust (other than in connection with the distribution of Convertible Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid Distributions on the Preferred Securities to the date of payment, to the extent the Trust has funds available therefor and (b) the amount of assets of the Trust remaining available for distribution to holders of the Preferred Securities in liquidation of the Trust. The holders of a majority in liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Preferred Guarantee Trustee or to direct the exercise of any trust or power conferred upon the Preferred Guarantee Trustee under the Preferred Securities Guarantee. Any holder of Preferred Securities may institute a legal proceeding directly against TXI to enforce such holder's rights under the Preferred Securities Guarantee, without first instituting a legal proceeding against the Trust, the Preferred Guarantee Trustee or any other person or entity. If TXI were to default in its obligation to pay amounts payable on the Convertible Subordinated Debentures, the Trust would lack available funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and in such event holders of the Preferred Securities would not be able to rely upon the Preferred Securities Guarantee for payment of such amounts. Instead, holders of the Preferred Securities would rely on the enforcement by the Property Trustee of its rights as registered holder of the Convertible Subordinated Debentures against TXI pursuant to the terms of the Convertible Subordinated Debentures and may also vote to appoint a Special Administrative Trustee, who shall have the same rights, powers and privileges as the other Administrative Trustees. If the Property Trustee fails to enforce its rights under the Convertible Subordinated Debentures, a holder of Preferred Securities may institute a legal proceeding directly against TXI to enforce the Property Trustee's rights under the Convertible Subordinated Debentures without first instituting any legal proceeding against the Property Trustee or any other person or entity, including the Trust. Notwithstanding the foregoing, if a Trust Agreement Event of Default has occurred and is continuing and such event is attributable to the failure of TXI to pay interest or principal on the Convertible Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, the redemption date), then a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Convertible Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Convertible Subordinated Debentures. See "Description of the Preferred Securities Guarantee -- Events of Default" and "Description of the Preferred Securities Guarantee -- Status of the Preferred Securities Guarantee" and "Description of the Convertible Subordinated Debentures -- Subordination." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Preferred Securities Guarantee and the Indenture.

  Enforcement of Certain Rights by Holders of Preferred Securities

     If (i) the Trust fails to pay Distributions in full on the Preferred Securities for six consecutive quarterly distribution periods or (ii) a Trust Agreement Event of Default occurs and is continuing, then the holders of Preferred Securities would rely on the enforcement by the Property Trustee of its rights against TXI as a holder of the Convertible Subordinated Debentures. In addition, the holders of a majority in aggregate liquidation amount of the Preferred Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under the Trust Agreement, including the right to direct the Property Trustee to exercise the remedies available to it as a holder of the Convertible Subordinated Debentures. If the Property Trustee fails to enforce its rights under the Convertible Subordinated Debentures, a holder of Preferred Securities may institute a legal proceeding directly against TXI to enforce the Property Trustee's rights under the Convertible Subordinated Debentures without first instituting any legal proceeding against the Property Trustee or any other person or entity, including the Trust. Notwithstanding the foregoing, if a Trust Agreement Event of Default has occurred and is continuing and such event is attributable to the failure of TXI to pay interest or principal on the Convertible Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, the redemption date), then a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Convertible Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Convertible Subordinated Debentures. Upon the occurrence of any of the events described in clauses (i) or
(ii) above, the holders of the Preferred Securities also will be entitled, by majority vote, to appoint a Special Administrative Trustee, who shall have the same rights, powers and privileges as the other Administrative Trustees. See "Description of the Preferred Securities -- Voting Rights" and "Description of the Preferred Securities Guarantee -- Events of Default."

  Possible Adverse Effects From Extension of Interest Payment Period

     TXI has the right under the Indenture to defer payments of interest on the Convertible Subordinated Debentures by extending the interest payment period at any time, and from time to time, on the Convertible Subordinated Debentures. As a consequence of such an extension, quarterly distributions on the Preferred Securities would be deferred (but despite such deferral would continue to accrue with interest thereon compounded quarterly) by the Trust during any such extended interest payment period. Such right to extend the interest payment period for the Convertible Subordinated Debentures is limited to a period not exceeding 20 consecutive quarters. In the event that TXI exercises this right to defer payments of interest, then TXI will not and shall not permit any subsidiary to, (i) declare or pay any dividends or distributions on or redeem, purchase, acquire or make a liquidation payment with respect to, any of TXI's capital stock, (ii) make any payment of principal of, premium, if any, or interest on, or repay, repurchase or redeem any debt security of TXI that ranks pari passu with or junior in interest to the Convertible Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by TXI of the debt securities of any subsidiary if such guarantee ranks pari passu with or junior in interest to the Convertible Subordinated Debentures (other than (a) dividends or distributions in TXI's capital stock, (b) any declaration of a dividend in connection with the implementation of a Rights Plan (as defined in the Indenture) or the redemption or repurchase of any rights distributed pursuant to a Rights Plan, (c) payments under the Preferred Securities Guarantee and (d) purchases of TXI Common Stock related to the issuance of TXI Common Stock or rights under any of TXI's benefit plans for its directors, officers or employees, related to the issuance of TXI Common Stock or rights under a dividend reinvestment and stock purchase plan or related to the issuance of TXI Common Stock (or securities convertible or exchangeable for TXI Common Stock) as consideration in an acquisition transaction that was entered into prior to the commencement of such Extension Period). Prior to the termination of any such Extension Period, TXI may further defer payments of interest by extending the interest payment period, provided that such Extension Period, together with all such previous and further extensions thereof, may not exceed 20 consecutive quarters and provided further that no Extension Period may extend beyond the maturity of the Convertible Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, TXI may select a new Extension Period, subject to the above requirements. See "Description of the Preferred
Securities -- Distributions" and "Description of the Convertible Subordinated Debentures -- Option to Extend Interest Payment Period."

     Should TXI exercise its rights to defer payments of interest by extending the interest payment period, each holder of Preferred Securities will continue to accrue income (as original issue discount) for United States federal income tax purposes in respect of the deferred interest allocable to its Preferred Securities, which will be allocated but not distributed to holders of record of Preferred Securities. As a result, holders of Preferred Securities will recognize income for United States federal income tax purposes in advance of the receipt of cash and will not receive the cash from the Trust related to such income if such holder disposes of its Preferred Securities prior to the record date for the date on which distributions of such amounts are made. TXI has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Convertible Subordinated Debentures. Should TXI determine to exercise such right in the future, however, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of TXI's right to defer interest payments, the market price of the Preferred Securities (which represent an undivided beneficial interest in the Convertible Subordinated Debentures) may be more volatile than other securities on which original issue discount accrues that do not have such rights. See "Certain Federal Income Tax Consequences -- Interest Income and Original Issue Discount" and "Certain Federal Income Tax Consequences -- Premium and Market Discount."

  Possible Changes to United States Tax Laws or Adverse Tax Decisions; Possible Tax Event

     Certain legislative proposals made in 1996 and 1997, if they had been enacted, would have adversely affected the ability of the Company to deduct interest paid on the Convertible Subordinated Debentures. Although these proposals were not enacted, there is no assurance that after the date hereof legislation adversely affecting the ability of the Company to deduct the interest payable on the Convertible Subordinated Debentures will not be enacted. If adverse legislation is enacted in the future and applied to the Convertible Subordinated Debentures, such legislation could give rise to a Tax Event which could, in certain circumstances, require the dissolution of the Trust or permit TXI to redeem the Convertible Subordinated Debentures or advance the Stated Maturity of the Convertible Subordinated Debentures.

     In addition, the Internal Revenue Service ("Service") recently asserted that interest payable on a security with characteristics and issued in circumstances similar to the characteristics and issuance of the Convertible Subordinated Debentures was not deductible for United States federal income tax purposes. The taxpayer in that case has filed a petition in the United States Tax Court challenging the IRS's position on this matter. If this matter is litigated and the Tax Court sustains the Service's position, such judicial decision could give rise to a Tax Event which could, in certain circumstances, require the dissolution of the Trust or permit TXI to redeem the Convertible Subordinated Debentures.

     Because of the possibility of adverse future legislation, case law, and/or IRS positions, there is no assurance that a Tax Event will not occur. See "Description of the Convertible Subordinated Debentures -- Possible Tax Legislation or Adverse Tax Decisions" and "Certain Federal Income Tax Consequences -- Possible Tax Legislation or Adverse Tax Decisions."

  Effect of Special Event Redemption or Distribution

     Upon the occurrence of a Special Event, the Trust will be dissolved, except in the limited circumstances described below, with the result that, after satisfaction of the liabilities of the Trust to creditors, the Convertible Subordinated Debentures would be distributed to the holders of the Trust Securities in connection with the liquidation of the Trust. In the case of a Special Event that is a Tax Event, in certain circumstances TXI will have the right to redeem the Convertible Subordinated Debentures, in whole or in part, in which event the Trust will redeem the Trust Securities on a pro rata basis to the same extent as the Convertible Subordinated Debentures are redeemed. See "Description of the Preferred Securities -- Special Event Redemption or Distribution" and "Certain Federal Income Tax Consequences."

     Under current United States federal income tax law, a distribution of Convertible Subordinated Debentures upon the dissolution of the Trust would not be a taxable event to holders of the Preferred Securities. Upon the occurrence of a Tax Event, however, a dissolution of the Trust in which holders of the Preferred Securities receive cash would be a taxable event to such holders. See "Certain Federal Income Tax Consequences -- Receipt of Convertible Subordinated Debentures Upon Liquidation of the Trust" and "-- Sale of Preferred Securities and Redemption of Convertible Subordinated Debentures."

     There can be no assurance as to the market prices for the Preferred Securities or the Convertible Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution or liquidation of the Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, or the Convertible Subordinated Debentures that the investor may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Convertible Subordinated Debentures upon the occurrence of a Special Event, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Convertible Subordinated Debentures and should carefully review all the information regarding the Convertible Subordinated Debentures contained herein. See "Description of the Preferred Securities -- Special Event Redemption or Distribution" and "Description of the Convertible Subordinated Debentures."

  Conditional Right to Advance Maturity

     If a Tax Event occurs, then TXI will have the right, prior to the dissolution of the Trust, to advance the Stated Maturity of the Convertible Subordinated Debentures to the minimum extent required in order to allow for the payments of interest in respect of the Convertible Subordinated Debentures to continue to be tax deductible, but in no event shall the resulting maturity of the Convertible Subordinated Debentures be less than 15 years from the date of original issuance thereof. The Stated Maturity shall be advanced only if, in the opinion of counsel to TXI experienced in such matters, (i) after advancing the Stated Maturity, interest paid on the Convertible Subordinated Debentures will be deductible for United States federal income tax purposes and (ii) advancing the Stated Maturity will not result in a taxable event to holders of the Preferred Securities. See "Description of the Convertible Subordinated Debentures -- General" and "Description of the Convertible Subordinated Debentures -- Mandatory Redemption."

  Limited Voting Rights

     Holders of Preferred Securities will have limited voting rights and, except for the rights of holders of Preferred Securities to appoint a Special Administrative Trustee upon the occurrence of certain events described herein, will not be entitled to vote to appoint, remove or replace, or to increase or decrease the number of, trustees, which voting rights are vested exclusively in the holder of the Common Securities. See "Description of the Preferred Securities -- Voting Rights."

  Trading Price of Preferred Securities; Tax Consequences upon Disposition

     The Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Convertible Subordinated Debentures. A holder that uses the accrual method of accounting for tax purposes (and a cash method holder, if the Convertible Subordinated Debentures are deemed to have been issued with OID, as defined herein) and that disposes of Preferred Securities between record dates for payments of distributions thereon will be required to include accrued but unpaid interest on the Convertible Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to the adjusted tax basis in the holder's pro rata share of the underlying Convertible Subordinated Debentures deemed to be disposed. To the extent that the selling price (which may not fully reflect the value of the accrued but unpaid interest) is less then the holder's adjusted tax basis (which will include accrued but unpaid interest), a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Tax Consequences -- Sale of Preferred Securities and Redemption of Convertible Subordinated Debentures."

RISKS RELATING TO THE COMPANY

  Competition

     All of the markets in which the Company participates are highly competitive. The Company competes in each of its cement, aggregate and concrete products markets with several other suppliers of these products. The Company competes in its steel markets with national and international producers of steel products. Some of the Company's competitors are larger, have greater financial resources and have less financial leverage than the Company. The Company competes on the basis of, among other things, competitive prices, prompt availability, customer service and quality products.

  Sensitivity to Economic Cycles; Seasonality

     A significant percentage of the Company's sales of both CAC and Steel products is attributable to the level of construction activity, which is affected by such cyclical factors as general economic conditions, interest rates, inflation, consumer spending habits and employment. The Company's CAC operating profit is generally lower in its fiscal quarter ended February 28 as compared to the other three fiscal quarters due to the impact of winter weather on construction activity. Steel results in the fiscal quarter ended August 31 are affected by the Company's scheduled summer shut-down to refurbish its steel production facilities.

  Achieving Growth Strategy; Ability to Complete Acquisitions

     The Company's ability to implement its growth strategy successfully is dependent on a number of factors including competition, the availability of capital and general economic conditions. In addition, a significant element of the Company's operating strategy is to pursue strategic acquisitions that either expand or complement the Company's products or markets or to build new or expand existing production facilities. There can be no assurance that the Company will be able to identify and make acquisitions on acceptable terms, that the Company will be able to obtain the permits necessary to build new or expand existing production facilities, that the Company will be able to obtain financing for such acquisitions or expansions on acceptable terms or that the Company will be able successfully to integrate such acquisitions into existing operations.

  Availability and Pricing of Raw Materials

     The Company is dependent upon purchased scrap steel as a raw material and upon energy sources, including electricity and fossil fuels. Accordingly, the Company's results of operations and financial condition have in the past been, and may again in the future be, adversely affected by increases in raw material costs or energy costs, or their lack of availability.

  Status of Certain Tariffs

     A group of domestic cement producers, including the Company, filed antidumping petitions which have resulted in the imposition of significant antidumping duty cash deposits on grey portland cement and clinker imported from Mexico and Japan. In addition, the U.S. Department of Commerce has signed agreements with the Venezuelan Government and Venezuelan cement producers, which are designed to eliminate the dumping and illegal subsidization of grey portland cement and clinker from Venezuela. On an annual basis, the antidumping duties are subject to review by the Department of Commerce to determine whether the current antidumping duty deposit rates should be adjusted upward or downward.

     In 1995, the Antidumping Code of the General Agreement on Tariffs and Trade was substantially altered pursuant to the Uruguay Round of multilateral trade negotiations. U.S. legislation approving and implementing the Uruguay Round agreements requires the Department of Commerce and the U.S. International Trade Commission to conduct "sunset" reviews of all outstanding antidumping and countervailing duty orders and suspension agreements, including the antidumping orders against grey portland cement and clinker from Mexico and Japan and the suspension agreements on grey portland cement and clinker from Venezuela, to determine whether they should be terminated or remain in effect. The sunset reviews of the cement orders and suspension agreements are scheduled to begin no later than August 1999 and conclude within one year (i.e., August 2000), or, if extended, to conclude not later than February 2001. There is no experience as yet on sunset reviews; therefore, it is difficult to assess the likelihood that the orders or suspension agreements will be terminated. A substantial reduction or elimination of the existing antidumping duties could adversely affect the Company's results of operations. The exact net impact, if any, on the Company is impossible to determine at this time.

  Impact of Environmental Laws

     The operations of the Company and its subsidiaries are subject to various federal and state environmental laws and regulations ("Environmental Laws" or "Laws"). Under these Laws, the U.S. Environmental Protection Agency ("EPA") and agencies of state government have the authority to promulgate regulations which could result in substantial expenditures for pollution control and solid waste treatment and disposal. Three major areas regulated by these authorities are air quality, waste management and water quality.

     Emission sources at the Company's facilities are regulated by a combination of permit limitations and emission standards of statewide application, and the Company believes that it is in substantial compliance with its permit limitations and laws and regulations applicable to its existing facilities. There can be no assurance, however, that future changes in permit limitations and emission standards will not adversely affect the Company's ability to build new or expand existing production facilities.

     Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of steel, cement or concrete products, contain chemical elements or compounds that can be designated as hazardous substances. Such raw materials, products and by-products may also exhibit characteristics that result in their being classified as a hazardous substance or waste. Some examples are the metals present in cement kiln dust ("CKD"), the ignitability of the fuels derived from solid waste which the Company uses as a primary or supplementary fuel substitute for nonrenewable coal and natural gas to fire its cement kilns and the electric-arc furnace dust ("EAF dust") generated by the Company's steel facility.

     Currently, CKD is exempt from hazardous waste management standards under the Resource Conservation and Recovery Act ("RCRA") if certain tests are satisfied. TXI has demonstrated that the CKD it generates satisfies these tests. However, the EPA plans to apply site-specific waste-management standards to CKD under the Clean Air Act and RCRA to assure that the environment is protected. The Company has established operating practices and is implementing waste management programs which it believes will comply with these anticipated standards, but there can be no assurances that such practices and programs will continue to comply in the future.

     The Company's utilization of hazardous materials such as gasoline, acids, solvents and chemicals as well as the materials that have been designated or characterized as hazardous waste by the EPA which the Company uses for energy recovery, has necessitated that the Company familiarize its work force with the more exacting requirements of applicable Environmental Laws and regulations with respect to human health and the environment related to these activities. The failure to observe these exacting requirements could jeopardize the Company's hazardous waste management permits and, under certain circumstances, expose the Company to significant liabilities and costs of cleaning up releases of hazardous substances into the environment or claims by employees or others alleging exposure to hazardous substances.

     The Company's steel facility generates, in the same manner as other like steel plants in the industry, EAF dust that contains lead, chromium and cadmium. The EPA has listed this EAF dust, which is collected in baghouses, as hazardous waste. The Company has contracts with reclamation facilities in the United States and Mexico pursuant to which such facilities receive the EAF dust generated by the Company and recover the metals from the dust for reuse, thus rendering the dust non-hazardous. In addition, the Company is continually investigating alternative reclamation technologies and has implemented processes for diminishing the amount of EAF dust generated.

     The Company intends to comply with all legal requirements regarding the environment, but since many of these requirements are subjective and therefore not quantifiable, presently not determinable, or are likely to be affected by future legislation or rule making by government agencies, it is not possible to accurately predict the aggregate future costs of compliance and their effect on the Company's operations, future net income or financial condition. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company may be liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material and there can be no assurance that the Company will not incur material liability in connection with possible claims related to the Company's operations and properties under Environmental Laws.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for TXI and subsidiaries for the periods indicated below was as follows:

                                                                                      NINE
                                                                                     MONTHS
                                                                                      ENDED
                                                  FISCAL YEARS ENDED MAY 31,      FEBRUARY 28,
                                               --------------------------------   -------------
                                               1993   1994   1995   1996   1997   1997    1998
                                               ----   ----   ----   ----   ----   -----   -----
Ratio of Earnings to Fixed Charges...........  1.01   2.37   4.05   6.00   5.70   5.10    5.72

     For purposes of calculating the above ratios, earnings consist of net income to which has been added income taxes and fixed charges. Fixed charges consist of interest on all indebtedness (including capitalized interests) and one-third of rental expense (approximate portion representing interest).

                              ACCOUNTING TREATMENT

     The financial statements of the Trust will be consolidated with TXI's financial statements, with the Preferred Securities shown as "Company-obligated mandatorily redeemable preferred securities of subsidiaries holding solely company subordinated notes."

                                USE OF PROCEEDS

     The proceeds of the sale of the Preferred Securities will be invested by the Trust in the Convertible Subordinated Debentures of TXI. TXI will use the net proceeds from the sale of such Convertible Subordinated Debentures for general corporate purposes, including repayment of outstanding indebtedness under TXI's revolving credit facility. The revolving credit facility matures on December 18, 2002, and provides for a fluctuating interest rate per annum based upon LIBOR. The average interest rate for the 12-month period ended February 28, 1998 was 6.55%. As of June 2, 1998, TXI had drawn approximately $74 million under the revolving credit facility, the majority of which was used to fund capital expenditures, including the construction of the Virginia steel facility. Repayment of this indebtedness will not reduce the maximum amount that TXI from time to time may borrow under the revolving credit facility.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is traded on the NYSE under the symbol "TXI." The following table sets forth for the fiscal year periods indicated, the intra-day high and low sale prices per share of the Common Stock on the NYSE, and quarterly cash dividends paid:

                                                            PRICE RANGE
                                                           -------------      DIVIDENDS
                                                           HIGH      LOW        PAID
                                                           ----      ---      ---------
FISCAL YEAR 1996
  First Quarter (ended August 31, 1995)..................  $24 7/8   $17 13/16   $.050
  Second Quarter (ended November 30, 1995)...............   27 5/8    23 1/4     .050
  Third Quarter (ended February 29, 1996)................   31 1/8    25 1/8     .050
  Fourth Quarter (ended May 31, 1996)....................   34 5/8    30 1/4     .050
FISCAL YEAR 1997
  First Quarter (ended August 31, 1996)..................  $34 5/16  $31 5/16   $.050
  Second Quarter (ended November 30, 1996)...............   33 7/16   26 15/16    .050
  Third Quarter (ended February 28, 1997)................   29 5/16   24 1/8     .075
  Fourth Quarter (ended May 31, 1997)....................   29 1/4    20 7/8     .075
FISCAL YEAR 1998
  First Quarter (ended August 31, 1997)..................  $34 11/16 $23 5/8    $.075
  Second Quarter (ended November 30, 1997)...............   52        33 5/16    .075
  Third Quarter (ended February 28, 1998)................   58        42 1/2     .075
  Fourth Quarter (ended May 31, 1998)....................   68 1/8    50 3/4     .075
FISCAL YEAR 1999
  First Quarter (through June 2, 1998)...................  $58 15/16 $55 1/16   $  --

     The last reported sales price per share of the Common Stock on the NYSE Composite Tape on June 2, 1998 was $56.75. As of February 28, 1998, there were approximately 3,650 holders of record of the Common Stock.

     Certain of the Company's loan agreements contain covenants which provide for restrictions on the payment of dividends on Common Stock. See Notes to the Consolidated Financial Statements for the fiscal quarter ended February 28, 1998.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of February 28, 1998 and as adjusted at such date to give effect to the sale of the Convertible Subordinated Debentures and the receipt of the proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                FEBRUARY 28, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt.........................  $ 13,430   $   13,430
                                                              ========   ==========
Long-term debt:
  Revolving credit facility.................................  $ 38,000   $       --
  Other long-term debt......................................   331,404      331,404
                                                              --------   ----------
  Total long-term debt......................................   369,404      331,404
Company-obligated mandatorily redeemable preferred
  securities of subsidiaries holding solely company
  subordinated notes........................................                200,000
Stockholders' equity:
  Common Stock, $1.00 par value per share; 40,000,000 shares
     authorized; 25,067,226 shares issued(1)................    25,067       25,067
  Additional paid-in capital................................   255,149      255,149
  Treasury stock, 3,979,114 shares, at cost.................   (87,272)     (87,272)
  Retained earnings.........................................   324,605      324,605
                                                              --------   ----------
     Total stockholders' equity.............................   517,549      517,549
                                                              --------   ----------
     Total capitalization...................................  $886,953   $1,048,953
                                                              ========   ==========

---------------
(1) Excludes an aggregate of 1,923,187 shares of Common Stock issuable upon the exercise of options outstanding under the Company's stock option plans as of February 28, 1998 at a weighted average exercise price of $26.97 per share, of which options to purchase 536,437 shares were exercisable at such date. See Notes to annual Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of income data and the selected consolidated balance sheet data as of May 31, 1993, 1994, 1995, 1996 and 1997 and for the fiscal years then ended have been derived from the Company's audited consolidated financial statements and should be read in conjunction with those statements, which are included in this Prospectus or incorporated herein by reference. The selected consolidated statement of income data for the nine month periods ended February 28, 1997 and 1998 and the consolidated balance sheet data as of February 28, 1998 were derived from the unaudited consolidated financial statements included herein. In the opinion of management, the unaudited information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company at the dates and for the periods presented. Results for the nine month period ended February 28, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto which are included elsewhere in this Prospectus.

                                                                                            NINE MONTHS ENDED
                                              FISCAL YEARS ENDED MAY 31,                      FEBRUARY 28,
                                 ----------------------------------------------------   -------------------------
                                   1993       1994       1995       1996       1997       1997          1998
                                 --------   --------   --------   --------   --------   --------   --------------
                                                   (IN THOUSANDS EXCEPT DATA PER COMMON SHARE)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales......................  $614,292   $707,147   $830,526   $967,449   $973,824   $696,936     $  861,168
Costs and expenses (income)
  Cost of products sold........   545,200    598,601    681,824    756,715    767,030    554,956        683,116
  Selling, general and
    administrative.............    43,116     47,341     58,275     68,852     76,535     56,006         67,798
  Interest.....................    32,596     26,231     20,117     19,960     18,885     14,165         14,418
  Other income.................    (6,639)    (8,614)    (7,571)   (13,119)   (11,848)    (7,169)       (10,603)
                                 --------   --------   --------   --------   --------   --------     ----------
                                  614,273    663,559    752,645    832,408    850,602    617,958        754,729
                                 --------   --------   --------   --------   --------   --------     ----------
Income before the following
  items........................        19     43,588     77,881    135,041    123,222     78,978        106,439
Income taxes...................      (646)    15,556     25,700     47,256     41,189     26,767         35,252
                                 --------   --------   --------   --------   --------   --------     ----------
                                      665     28,032     52,181     87,785     82,033     52,211         71,187
Minority interest in
  Chaparral(1).................       393     (2,281)    (4,164)    (7,831)    (6,559)    (4,298)        (4,400)
                                 --------   --------   --------   --------   --------   --------     ----------
Net income.....................  $  1,058   $ 25,751   $ 48,017   $ 79,954   $ 75,474   $ 47,913     $   66,787
                                 ========   ========   ========   ========   ========   ========     ==========
PER SHARE DATA:
Basic
  Average common shares........    22,076     22,473     24,567     22,203     21,751     22,012         21,066
  Net income per common
    share......................  $   0.06   $   1.15   $   1.96   $   3.61   $   3.48   $   2.18     $     3.18
                                 ========   ========   ========   ========   ========   ========     ==========
Diluted
  Average common shares........    25,201     25,273     24,817     22,682     22,163     22,457         21,717
  Net income per common
    share......................  $   0.05   $   1.03   $   1.94   $   3.53   $   3.42   $   2.14     $     3.08
                                 ========   ========   ========   ========   ========   ========     ==========
Cash dividends per common
  share........................  $   0.10   $   0.10   $   0.15   $   0.20   $   0.25   $   0.18     $     0.23
OTHER DATA:
EBITDA(2)......................  $ 82,414   $118,781   $147,340   $204,281   $196,016   $134,122     $  165,858
Capital expenditures...........    17,212     23,305     48,751     79,300     85,188     65,262        344,335
Long-term debt to total
  capitalization (at end of
  period)......................     48.6%      32.7%      35.1%      27.6%      28.0%      30.3%          41.6%

                                                        MAY 31,                                     FEBRUARY 28,
                                  ----------------------------------------------------              ------------
                                    1993       1994       1995       1996       1997                    1998
                                  --------   --------   --------   --------   --------              ------------
CONSOLIDATED BALANCE SHEET DATA:
Net working capital.............  $159,408   $161,383   $187,603   $219,345   $242,994               $  221,532
Total assets....................   757,300    749,120    753,055    801,063    847,923                1,117,368
Long-term debt..................   267,243    171,263    185,274    160,209    176,056                  369,404
Shareholders' equity............   282,511    352,671    343,109    420,022    452,811                  517,549

---------------
(1) On December 31, 1997, TXI acquired the 15.7% in Chaparral previously held by public shareholders.
(2) EBITDA is earnings before interest, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to income from operations or cash flow from operating activities (each determined in accordance with generally accepted accounting principles).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in connection with the Company's audited and unaudited consolidated financial statements and notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the "CAC" segment); and structural steel and specialty bar products (the "Steel" segment). Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, expanded shale and clay aggregate and concrete products. Through its Steel segment, the Company produces and sells structural steel, specialty bar products, merchant bar-quality rounds, reinforcing bar and channels.

     The Company owns long-term reserves of limestone, the primary raw material for the production of cement. The primary raw material for the Company's Steel operations is recycled steel obtained from crushed automobiles and other sources. Both the CAC and Steel businesses require large amounts of capital investment and energy.

     Corporate resources include administration, financial, legal, environmental, personnel and real estate activities which are not allocated to operations and are excluded from operating profit.

     A significant percentage of the Company's sales of both CAC and Steel products is attributable to the level of construction activity, which is affected by general economic conditions and seasonal weather conditions. The Company's CAC operating profit is generally lower in the fiscal quarter ended February 28 as compared to the other three fiscal quarters due to the impact of winter weather conditions on construction activity. Steel results in the fiscal quarter ended August 31 are affected by the Company's scheduled summer shut-down to refurbish the production facilities.

RESULTS OF OPERATIONS

     The following table sets forth certain operating information about the Company.

                                                                                                  NINE MONTHS ENDED
                                                              FISCAL YEARS ENDED MAY 31,             FEBRUARY 28,
                                                           --------------------------------      --------------------
                                                             1995        1996        1997          1997        1998
                                                           --------    --------    --------      --------    --------
                                                                      (IN THOUSANDS EXCEPT PER UNIT DATA)
NET SALES
  Cement.................................................  $115,531    $137,773    $133,256      $ 95,636    $128,190
  Ready-mix..............................................   114,568     154,105     148,861       106,946     140,888
  Stone, sand and gravel.................................    64,285      78,198      76,070        55,172      60,463
  Other products.........................................    58,615      70,690      79,783        57,284      73,037
  Interplant.............................................   (54,284)    (80,973)    (80,822)      (58,981)    (70,354)
                                                           --------    --------    --------      --------    --------
  Total CAC..............................................   298,715     359,793     357,148       256,057     332,224
  Structural mills.......................................   359,845     447,115     435,242       308,987     396,529
  Bar mill...............................................   167,962     157,130     178,227       128,107     125,389
  Other..................................................     4,004       3,411       3,207         3,785       7,026
                                                           --------    --------    --------      --------    --------
  Total Steel............................................   531,811     607,656     616,676       440,879     528,944
                                                           --------    --------    --------      --------    --------
  Total net sales........................................   830,526     967,449     973,824       696,936     861,168
OPERATING COST
  Operating cost -- CAC..................................   229,708     269,665     274,100       199,821     257,330
  Operating cost -- Steel................................   488,183     531,880     545,189       392,756     469,431
                                                           --------    --------    --------      --------    --------
  Total operating cost...................................   717,891     801,545     819,289       592,577     726,761
OPERATING PROFIT
  Operating profit -- CAC................................    69,007      90,128      83,048        56,246      74,894
  Operating profit -- Steel..............................    43,628      75,776      71,487        48,123      59,513
                                                           --------    --------    --------      --------    --------
  Total operating profit.................................   112,635     165,904     154,535       104,369     134,407
CORPORATE RESOURCES
  Selling, general and administrative....................    15,502      17,168      19,270        13,885      17,683
  Depreciation and amortization..........................       786         823         838           606         684
  Other income...........................................    (1,651)     (7,088)     (7,680)       (3,265)     (4,817)
                                                           --------    --------    --------      --------    --------
                                                             14,637      10,903      12,428        11,226      13,550
Interest expense.........................................    20,117      19,960      18,885        14,165      14,418
                                                           --------    --------    --------      --------    --------
Income before income taxes & minority interest...........  $ 77,881    $135,041    $123,222      $ 78,978    $106,439
                                                           ========    ========    ========      ========    ========
OTHER DATA:
  Depreciation and amortization -- CAC...................  $ 14,669    $ 15,964    $ 19,918      $ 14,170    $ 18,974
  Depreciation and amortization -- Steel.................    33,887      32,493      33,153        26,203      25,343
  Capital expenditures -- CAC............................    27,781      57,628      49,327        38,014     155,653
  Capital expenditures -- Steel..........................    16,234      20,630      33,776        25,590     187,001
  Capital expenditures -- corporate resources............     4,736       1,042       2,085         1,658       1,681
OPERATING DATA:
  Units shipped
    Cement (tons)........................................     2,226       2,363       2,082         1,500       1,943
    Ready-mix (cubic yards)..............................     2,415       3,088       2,813         2,024       2,617
    Stone, sand and gravel (tons)........................    12,375      15,706      15,501        11,110      12,438
    Structural mills (tons)..............................     1,036       1,137       1,095           772         986
    Bar mill (tons)......................................       475         453         525           377         352
  Weighted average sales price per unit
    Cement (ton).........................................  $  51.90    $  58.30    $  64.00      $  63.76    $  65.98
    Ready-mix (cubic yards)..............................     47.44       49.90       52.92         52.84       53.84
    Stone, sand and gravel (ton).........................      5.19        4.98        4.91          4.97        4.86
    Structural mills (ton)...............................    347.34      393.24      397.48        400.24      402.16
    Bars mill (ton)......................................    353.58      346.87      339.48        339.81      356.22

NINE-MONTH PERIOD ENDED FEBRUARY 28, 1998 (THE "1998 PERIOD") COMPARED TO NINE-MONTH PERIOD ENDED FEBRUARY 28, 1997 (THE "1997 PERIOD")

     Net sales. Net sales were $861.2 million for the 1998 Period, an increase of $164.2 million from the 1997 Period.

     CAC sales. CAC sales were $332.2 million for the 1998 Period, an increase of $76.2 million from the 1997 Period, of which $12.0 million was attributable to Riverside, which was acquired on December 31, 1997. Higher cement sales resulted from an increase of 19% in shipments from the Company's Texas operations. The Company's entry into the California regional market through the acquisition of Riverside contributed to an overall increase in total cement shipments of 30%. Increased sales in ready-mix and stone, sand and gravel can be attributed primarily to a return to more favorable weather conditions. Ready-mix shipments increased 29% in the 1998 Period over the 1997 Period. Stone, sand and gravel shipments increased by 12% during the

1998 Period compared to the 1997 Period, while average prices for these products decreased due to a change in the mix of products sold.

     Steel sales. Steel sales were $528.9 million for the 1998 Period, an increase of $88.1 million from the 1997 Period. Structural steel shipments increased 28% in the 1998 Period, reflecting sustained demand for structural products due to the strength in construction activity. Prices for bar mill products increased 5% in the 1998 Period as a result of an improved product mix and higher reinforcing bar and specialty bar product prices; these improvements were somewhat offset by a 7% decrease in shipments.

     Operating costs. Cost of products sold, including depreciation, depletion and amortization, was $683.1 million for the 1998 Period, an increase of $128.2 million from the 1997 Period. CAC costs were $235.4 million, an increase of $53.9 million compared to the 1997 Period, as a result of increased shipments and higher maintenance costs at the Texas cement plants and the addition of the higher operating costs of the Riverside plants. Steel costs were $447.7 million, an increase of $74.2 million compared to the 1997 Period, resulting from increased shipments and higher melt shop unit costs.

     CAC selling, general and administrative expenses were $23.5 million in the 1998 Period, an increase of $3.6 million from the 1997 Period due primarily to expanded operations and higher incentive compensation. Steel selling, general and administration expenses were $25.9 million in the 1998 Period, an increase of $4.3 million from the 1997 Period, due primarily to increased incentive compensation.

     Operating profit. Operating profit was $134.4 million in the 1998 Period, an increase of $30.0 million from the 1997 Period. CAC profit was $74.9 million, an increase of $18.6 million over the 1997 Period due to increased shipments. Steel profit was $59.5 million, an increase of $11.4 million over the 1997 Period, due primarily to increased structural steel shipments and higher average selling prices for specialty bar products.

     Corporate resources. Selling, general and administrative expenses, including depreciation and amortization, were $18.4 million for the 1998 Period, an increase of $3.9 million from the 1997 Period due primarily to increased incentive compensation expenses and general expenses not allocated to operations. Other income of $4.8 million for the 1998 Period included $3.3 million from property sales generated by the Company's real estate operations, an increase of $1.2 million from the 1997 Period property sales.

     Interest expense. Interest expense was $14.4 million for the 1998 Period, net of $2.1 million of capitalized interest.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net sales. Net sales for fiscal 1997 were $973.8 million, an increase of $6.4 million from fiscal 1996.

     CAC sales. CAC sales were $357.1 million in fiscal 1997, a decrease of $2.6 million from fiscal 1996 due to lower shipments caused by unusually wet weather. Average cement pricing increased by 10% in fiscal 1997 over fiscal 1996, while shipments decreased by 12%. The decrease in ready-mix sales reflected price increases of 6% in fiscal 1997, offset by a 9% decrease in shipments. The increase in sales of other products reflected the Company's acquisition of expanded shale and clay aggregate facilities in California in fiscal 1996.

     Steel sales. Steel sales were $616.7 million for fiscal 1997, an increase of $9.0 million from fiscal 1996, due to higher bar mill shipments which were partially offset by a decline in structural steel shipments. Bar mill shipments were 16% higher in fiscal 1997 than fiscal 1996. Specialty bar products shipments increased 6% in fiscal 1997.

     Operating costs. Cost of products sold, including depreciation, depletion and amortization, was $767.0 million in fiscal 1997, a $10.3 million increase from fiscal 1996. CAC costs were $249.6 million for fiscal 1997, an increase of $2.9 million from fiscal 1996, due to higher unit costs for cement manufacturing and ready-mix distribution, offset by the effect of lower cement shipments. Steel costs were $517.4 million, an increase of $7.4 million from fiscal 1996 due primarily to increased shipments offset by slightly lower steel rolling costs per ton.

     CAC selling, general and administrative expenses were $27.1 million for fiscal 1997, an increase of $2.5 million from fiscal 1996. Steel selling, general and administrative expenses were $29.3 million for fiscal 1997, an increase of $3.1 million from fiscal 1996, primarily due to higher incentive compensation.

     Operating profit. Operating profit was $154.5 million in fiscal 1997, a decrease of $11.4 million from fiscal 1996. CAC profit was $83.0 million for fiscal 1997, a decrease of $7.1 million from fiscal 1996, primarily due to reduced shipments caused by unusually wet weather. Steel profit was $71.5 million in fiscal 1997, a decrease of $4.3 million from fiscal 1996 as improved margins from increased shipments were offset by higher selling, general and administrative expenses.

     Corporate resources. Selling, general and administrative expenses, including depreciation and amortization, were $20.1 million for fiscal 1997, an increase of $2.1 million from fiscal 1996 due to expanded operations, offset by reduced incentive compensation at the corporate resources level. Other income of $7.7 million included $6.3 million generated by the Company's real estate operations during fiscal 1997.

     Interest Expense. Interest expense was $18.9 million in fiscal 1997, a decrease of $1.1 million from fiscal 1996, due to a reduction in the average outstanding debt.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales. Net sales for fiscal 1996 were $967.4 million, an increase of $136.9 million from fiscal 1995.

     CAC sales. CAC sales were $359.8 million in fiscal 1996, an increase of $61.1 million from fiscal 1995 due to continued price improvements and increased shipments. Average cement pricing increased by 12% in fiscal 1996 and cement shipments increased by 6%. The increase in ready-mix sales in fiscal 1996 reflected a 28% increase in shipments due to expanded capacity and a 5% increase in average prices. Stone, sand and gravel sales improved 22% in fiscal 1996, with an increase in shipments of 27%, while overall average prices decreased 4% due to a change in the mix of products sold.

     Steel sales. Steel sales were $607.7 million in fiscal 1996, an increase of $75.8 million from fiscal 1995, due to a 9% increase in average selling prices and an increase in structural steel shipments. Prices for structural steel products increased 13% in fiscal 1996 compared to fiscal 1995. Bar mill shipments decreased by 5% in this period with somewhat lower average selling prices.

     Operating costs. Cost of products sold, including depreciation, depletion and amortization, was $756.7 million in fiscal 1996, an increase of $74.9 million from fiscal 1995. CAC costs were $246.7 million for fiscal 1996, an increase of $35.7 million from the prior year due to higher shipments. Steel costs were $510.0 million in fiscal 1996, an increase of $40.6 million over fiscal 1995, due to higher shipments. Higher scrap, melt shop and steel rolling costs resulted in a 4% increase in average cost per ton.

     CAC selling, general and administrative expenses were $24.7 million for fiscal 1996, an increase of $3.1 million from fiscal 1995, due to higher incentive compensation. Steel selling, general and administrative expenses were $26.2 million for fiscal 1996, an increase of $5.8 million from fiscal 1995, primarily due to higher incentive compensation.

     Operating profit. Operating profit was $165.9 million in fiscal 1996, an increase of $53.3 million from fiscal 1995. CAC profit was $90.1 million, an increase of $21.1 million from fiscal 1995 due to increased shipments and higher prices. Steel profit was $75.8 million in fiscal 1996, an increase of $32.1 million from fiscal 1995, due to increased prices outpacing increased costs.

     Corporate resources. Selling, general and administrative expenses were $18.0 million for fiscal 1996, an increase of $1.7 million from fiscal 1995.

     Interest expense. Interest expense was $20.1 million in fiscal 1996, a decrease of $100,000 from fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company generally finances its major capital expansion projects with long-term borrowing. Maintenance capital expenditures and working capital are funded by cash flow from operations. As a result of the acquisition of Riverside, the acquisition of the minority interest in Chaparral and the construction of the Virginia steel facility, the Company has spent or committed to spend approximately $650 million. The Company expects cash from operations, the net proceeds from the sale of the Convertible Subordinated Debentures and borrowings under its revolving credit facility to be sufficient to provide funds for capital expenditure commitments, scheduled debt repayments and working capital needs during the next two years.

     Net cash provided by operating activities for the 1998 Period was $144.4 million, an increase of $75.9 million over the 1997 Period due to higher net income, increased depreciation, depletion and amortization expense and changes in working capital items. During fiscal years 1997, 1996 and 1995, net cash provided by operating activities was $109.9 million, $127.5 million and $115.9 million, respectively.

     Net cash used by investing activities for the 1998 Period was $346.4 million compared to $83.6 million in fiscal 1997, consisting principally of capital expenditure items. Historically, capital expenditures have consisted of normal replacement and technological upgrades of existing equipment and expansion of the Company's operations. The fiscal year 1998 capital expenditure budget for these activities is estimated to reach $160 million, of which $113.6 million has been incurred during the 1998 Period. Expenditures included the purchase of expanded shale and clay facilities in Colorado, additional ready-mix plants in Texas and Louisiana and bar mill upgrades at the Texas steel facility. Additionally, capital expenditures for the construction of the Company's Virginia steel facility were $47.9 million for the 1998 Period. Production at this facility is scheduled to begin in 1999, with total costs for the site, utilities, equipment and installation estimated to be $450 million, although there can be no assurance that the facility will commence production on schedule or that the total cost will not increase. Effective December 31, 1997, the Company purchased Riverside for $115.4 million, of which $110.9 million had been paid through February 28, 1998. On December 31, 1997, the Company acquired the minority interest in Chaparral for an estimated $77.1 million, including transaction expenses, of which $72.0 million had been paid through February 28, 1998.

     Net cash provided by financing activities for the 1998 Period was $186.6 million compared to $34.5 million used in fiscal 1997. Borrowings, net of debt retirements, increased $193.3 million in the 1998 Period. On December 18, 1997, the Company concluded the private placement of $200 million in fixed-rate senior notes having an average maturity of 12 years and average interest rate of 7.28%. This financing and cash provided by operations funded the Company's increased capital expenditures for the 1998 Period. In December 1997, the Company increased the maximum borrowing limit on its revolving credit facility from $100 million to $350 million and extended its term until December 2002. At February 28, 1998, $302.6 million was available for future borrowings thereunder. During 1997, cash provided by operations funded the Company's purchase of $41.6 million of its Common Stock and Chaparral's purchase of $3.8 million of its common stock. Effective February 1997, the Company declared a two-for-one stock split and increased the quarterly cash dividend rate to $.075 per share.

YEAR 2000 COMPLIANCE

     The Company is aware of the issues that users of many computer systems will face as the year 2000 approaches and is in the process of determining Year 2000 compliance in its operating, financial and management information systems. The Company does not anticipate any material disruption in its operations or incurrence of material costs as a result of any failure by the Company to be in compliance.

INFLATION

     Management believes that inflation has not had a material effect on the Company's operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement establishes new standards for computing and presenting earnings per share and became effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and requires that all prior period earnings per share data be restated. The Company adopted SFAS No. 128 for its fiscal quarter ended February 28, 1998.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." These statements are effective for fiscal years beginning after December 15, 1997, although earlier adoption is permitted. SFAS No. 130 requires the presentation of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 131 requires the disclosure of financial and descriptive information about reportable operating segments. Both SFAS No. 130 and 131 are modifications of existing disclosure requirements which will have no effect on the results of operations or financial condition of the Company.

                                    BUSINESS

GENERAL

     TXI is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products; and structural steel and specialty bar products. The Company is the largest producer of cement in Texas and the second largest supplier of structural steel products in North America. Demand for structural steel, cement, aggregate and concrete products is primarily driven by construction activity, while specialty bar products supply the original equipment manufacturer ("OEM"), tool and oil country goods markets. From fiscal 1994 to fiscal 1997, TXI's net sales and net income have grown at a compound annual rate of 11% and 43%, respectively. For the 12 months ended February 28, 1998, the Company generated $1.1 billion in net sales and $94.3 million in net income.

     The Company is the only major North American producer of both cement and steel. TXI has derived significant benefits therefrom, primarily in lowering production costs and enhancing productivity through the innovative recycling of by-products of manufacturing. The Company has extensive operating experience in both of its business segments. Founded in 1951, the Company began its cement operations in 1960 with the opening of its Midlothian, Texas facility and added its steel operations in 1975 with the construction of a plant in Midlothian.

     On December 31, 1997, the Company acquired Riverside, the owner of a 1.3 million ton per year portland cement plant and a 100,000 ton per year specialty white cement plant. The acquisition increased TXI's cement capacity by 60% and opened the California regional cement market to the Company. TXI is constructing a structural steel facility in Virginia, scheduled to begin operations in the summer of 1999, which will expand TXI's steel capacity by approximately 60%. In March 1998, TXI filed for a permit to expand its Midlothian, Texas, cement plant's production from 1.3 to 2.8 million tons per year. The Company is in the planning stages of modernizing and upgrading its portland cement plant in California.

BUSINESS STRATEGY

     The Company's business strategy is to grow profitably in both of its business segments by achieving and maintaining market leadership positions in desirable markets, capitalizing on innovation in manufacturing processes and products, being the low cost supplier, pursuing strategic growth opportunities and preserving financial strength and flexibility in order to capitalize on these opportunities when they arise.

     The key elements of the Company's strategy are:

     Achieve and Maintain Market Leadership. The Company strives to be the number one or two supplier in desirable markets. The Company is:

     - The largest producer of cement in Texas and a major cement producer in California, the two largest cement markets in the U.S.

     - The second largest supplier of structural steel products in North
       America.

     - The largest supplier of light weight steel beams used in manufactured housing in North America.

     - The largest supplier of expanded shale and clay aggregate products west of the Mississippi River.

     - The largest supplier of stone, sand and gravel aggregate products and the second largest supplier of ready-mix concrete in North Texas.

     - The largest supplier of sand and gravel aggregate products and ready-mix concrete in Louisiana.

     Capitalize on Innovation in Manufacturing Processes and Products. The Company emphasizes the development and improvement of manufacturing process technologies and the design and marketing of new products. Research and development of manufacturing processes and products is considered to be every employee's responsibility at TXI. All employees are empowered to seek and implement creative ideas to improve operations and results.

     - TXI pioneered and is a leader in the manufacture of wide flange beams and other structural steel products using recycled steel.

     - TXI developed and patented near net shape casting, a process which provides energy and capital cost savings in the making of wide flange beams and other structural steel products.

     - TXI developed and patented the CemStar process, which uses a co-product from steel-making to increase cement production with little additional cost. TXI continues to research and refine processes for the recovery and recycling of waste and the by-products generated by manufacturing processes.

     - TXI continues to develop new, higher-margin products, such as Bantam Beams and Diamond Pro professional groundskeeping products.

     Be the Low Cost Supplier. The Company's focus on market leadership is accompanied by its determination to drive down production and distribution costs in order to be the low cost supplier to its customers.

     - TXI operates the largest steel shredder in the world, currently supplying 42% of its total steel raw material needs. The shredder enables the Company to access a continuous source of low cost, unprocessed scrap steel in order to reduce costs and exposure to increasing prices for higher grade recycled steel.

     - TXI is a leader in substituting alternative fuels for the nonrenewable fuels typically used in the energy intensive cement manufacturing process. The Company lowers cement manufacturing costs both by reducing expenditures for the nonrenewable fuels and by receiving income for the management of alternative fuels received from third party generators of such fuels.

     Pursue Strategic Growth Opportunities. The Company pursues profitable growth by building on its business and operational expertise in order to enter new markets and introduce new products.

     - A structural steel facility being constructed in Virginia will combine a steel shredder, near net shape casting, state-of-the-art steel melting technology and a proprietary rolling mill design to achieve low production costs and the widest structural steel product range available from a single facility.

     - The acquisition of Riverside provides TXI access to California, the largest cement market in the U.S. The Company intends to implement its CemStar process at Riverside in the near term to enhance productivity and increase capacity. The Company also intends to upgrade and modernize Riverside's existing portland cement plant with higher capacity and more cost efficient equipment in order to move into a position of leadership in the California regional market.

     - TXI intends to increase its Midlothian cement capacity from 1.3 million to 2.8 million tons per year in order to maintain and enhance its position as the largest producer of cement in Texas.

     - TXI is upgrading its specialty bar products capability to further improve product mix and increase the breadth of markets addressed.

     - TXI has embarked on a program to license its CemStar process to cement producers throughout the world.

     - TXI continues to pursue investments for internal growth and opportunistic acquisitions in order to build on leadership positions in its stone, sand and gravel, expanded shale and clay and concrete operations.

     Preserve Financial Strength and Flexibility. The Company strives to be financially positioned to pursue profitable growth opportunities as they arise. TXI expects that the proceeds from the sale of the Convertible Subordinated Debentures will enable the Company to maintain its commitment to a strong financial position and pursue its business strategy on a sound financial basis.

CEMENT

     Industry Overview. Cement is the essential binding material used in making concrete, which is widely used in residential, non-residential and public works construction activity. Given the high transportation costs of cement relative to its value, it is typically sold within a 200 mile radius from the producing plant, with those producers on or near waterways able to transport their product over substantially greater distances on a cost effective basis. Consequently, even cement producers with global operations compete on a regional basis in each market in which that company manufactures and distributes product. No single cement company in the U.S. has a production and distribution system extensive enough to serve all U.S. markets. The ability of a company to compete in a given market depends largely on the location and operating costs of its plants and associated distribution terminals, price and service in that market.

     Demand for cement is dependent on levels of construction activity specific to a region or market. Current demand for cement in the Texas and California regions, as in the rest of the country as a whole, is in excess of current domestic cement capacity. The Company believes that a continuation of the current low interest rate environment and increased government spending on infrastructure improvement, including the enactment of the Intermodal Surface Transportation Efficiency Act of 1998 ("ISTEA II"), could have a favorable impact on future demand in its markets. In Texas and California alone, ISTEA II authorizes the appropriation of approximately 40% greater federal funding over the next six years for the construction and improvement of highways, bridges and mass transit systems over the Intermodal Surface Transportation Efficiency Act of 1992.

     TXI's Products. TXI's principal product is portland cement. The Company also produces specialty cements such as white, masonry, adobe and oil well.

     Manufacturing. TXI's cement production facilities are located at four sites in Texas and California: Midlothian, Texas, south of Dallas/Fort Worth, the largest cement plant in Texas; Hunter, Texas, south of Austin; and Oro Grande and Crestmore, California, both near Los Angeles. The limestone reserves used as the primary raw material are owned by the Company, except for the Crestmore facility. Raw material for the Crestmore facility is purchased from outside suppliers. Information regarding each of the Company's facilities is as follows:

                                 ANNUAL RATED
                                  PRODUCTIVE                                          ESTIMATED
                                  CAPACITY --      MANUFACTURING                       MINIMUM
            PLANT              (TONS OF CLINKER)      PROCESS      SERVICE DATE   RESERVES -- YEARS
            -----              -----------------   -------------   ------------   -----------------
Midlothian, TX...............      1,300,000            Wet            1960              100
Hunter, TX...................        800,000            Dry            1979              100
Oro Grande, CA...............      1,300,000            Dry            1948               90
Crestmore, CA................        100,000            Dry            1962              N/A

     The Company uses its patented CemStar process in both of its Texas facilities, which has increased combined annual production by approximately 10%. The Company intends to add this process to its Oro Grande facility in the near future. The CemStar process adds "slag," a co-product of steel-making, into a cement kiln along with the regular raw material feed. The slag serves to increase the production of clinker which is then ground to make cement. The primary fuel source for all of the Company's facilities is coal; however, the Company displaces approximately 35% of its coal needs at its Midlothian plant and approximately 10% of its coal needs at its Hunter plant by utilizing alternative fuels.

     Raw Materials. The principal raw material used in the production of portland cement is calcium carbonate in the form of limestone. Limestone is obtained principally by mining and extracting from the Company's quarries located in close proximity to its plants.

     Marketing and Distribution. The Company markets its products throughout the southwestern U.S. Its principal marketing area includes the states of Texas, Louisiana, Oklahoma, California, Nevada, Arizona and Utah. Sales offices are maintained throughout the marketing area and sales are made primarily to numerous customers in the construction industry, none of which accounted for more than 10% of the Company's sales during fiscal 1997.

     The Company distributes cement from its plants by rail or truck to eight distribution terminals located throughout its marketing area.

     Competition. The cement industry is highly competitive with suppliers differentiating themselves based on price, service and quality.

AGGREGATE, CONCRETE AND OTHER PRODUCTS

     Industry Overview. The construction aggregates business consists of the mining, extraction, production and sale of stone, sand, gravel and lightweight aggregates such as expanded shale and clay. Construction aggregates are employed in virtually all types of construction, including highway construction and maintenance. The concrete business involves the mixing of cement, sand, gravel, crushed stone and water to form concrete which is subsequently marketed and distributed to numerous construction contractors.

     Demand for aggregate and concrete products largely depends on regional levels of construction activity, and therefore tends to follow cycles similar to those of cement. Both the aggregates and concrete industries are highly fragmented, with numerous participants operating in localized markets. The cost of transportation of both aggregate and concrete products is high relative to their value, and consequently, producers are typically limited to a market area within 100 miles of their production facilities. Similar to the market for cement, the Company believes that the current favorable conditions, including low interest rates, strong regional economies in Texas and California, as well as the impact of ISTEA II, could lead to increased residential, non-residential and public works construction activity, fueling the demand for aggregates and concrete.

     TXI's Products. TXI's principal products supplied by these businesses include stone, sand and gravel, expanded shale and clay, ready-mix concrete, concrete block and pipe and clay brick.

  Manufacturing

     Aggregates and Expanded Shale and Clay. The Company's aggregate business, which includes stone, sand and gravel, and expanded shale and clay, is conducted from facilities primarily serving the Dallas/Fort Worth, Austin and Houston areas in Texas, the Alexandria, New Orleans, Baton Rouge and Monroe areas in Louisiana, the Oakland/San Francisco and Los Angeles areas in California and the Denver area in Colorado.

     Ready-Mix Concrete and Concrete Products. The Company currently operates 46 ready-mix concrete plants and 447 ready-mix trucks in three areas in Texas (Dallas/Fort Worth/Denton, East Texas and Houston), in northwest, northeast and central Louisiana and at one location in southern Arkansas.

     Raw Materials. Aggregates and expanded shale and clay reserves are either owned or leased by the Company. The Company manufactures and supplies a substantial amount of the cement and aggregates used by the ready-mix plants with the remainder being purchased from outside suppliers.

     Marketing and Distribution. Sales of these various products are generally related to the level of construction activity within close proximity of the plant location. The cost of transportation limits the marketing of these products to the areas relatively close to the plant sites. Consequently, sales of these products are related to the level of construction activity near these plants. These products are marketed by the Company's sales organization located in the areas served by the plants and are sold to numerous customers, none of which would be considered significant to the Company's business. In aggregates and expanded shale and clay products, the distribution of these products is provided principally by contract or customer-owned haulers, and a limited amount of these products is distributed by rail.

     Competition. The Company competes with numerous suppliers of aggregate and concrete products. In most of the Company's markets for these products, the Company competes with a number of vertically integrated companies. The Company believes that it is a significant competitor in each of the Texas and Louisiana aggregate and concrete products markets.

STEEL

  Industry Overview

     Production. There are currently two manufacturing processes utilized in the production of steel. One process uses recycled steel as its principal raw material. Companies with this process are generally referred to as recycled steel-based producers and the steel plants are sometimes referred to as "mini-mills." The other manufacturing process utilizes the traditional basic oxygen furnace to make steel from iron ore, and companies with this process are generally referred to as integrated producers. Recycled steel-based producers employ electric-arc furnaces to melt recycled steel and typically experience lower costs of production and higher productivity than integrated producers. As a result, recycled steel producers have been able to capture large segments of the steel market from integrated producers.

     Structural Products. Structural products include wide flange beams, standard beams, channels and other shapes that are primarily used in commercial, retail, industrial, institutional and warehouse construction. Additional markets include manufactured housing and public works construction. Annual consumption of structural products in North America is approximately 8.0 million tons. Wide flange beams, TXI's primary steel product, account for approximately 4.8 million tons of the total structural products market. Wide flange beam capacity in North America is currently 3.3 million tons, leaving a capacity shortfall of approximately 1.5 million tons currently filled by imports.

     Bar Products. Bar products consist of reinforcing bar, a commodity product, and specialty bar products. Specialty bar products serve many applications including OEM applications, tools and oil country goods. When combined, specialty bar products currently account for approximately 8.0 million tons of shipments in the U.S. Tight quality control, particularly when using recycled steel as a raw material, is required to make these products. As a result, relatively few recycled steel-based producers specialize in these products and integrated producers still have a considerable market share.

     Reinforcing bar goes into any type of construction that uses concrete. It is the commodity product of the steel industry and many recycled steel-based producers make the product. As a result, the market for reinforcing bar is very regional.

     TXI's Products. The Company's structural and bar products include beams ranging from 4 to 24 inches in width, specialty bar products, reinforcing bar, channels and merchant bar-quality rounds. The Company's Bantam Beams supply the manufactured housing industry. On completion of its Virginia steel facility, the Company's range of beams will increase to 36 inches in width. In addition, North American and European sheet pile sections, products which are used in excavation, waterway construction and foundation applications, will be made at the Virginia facility.

     Manufacturing. The Company operates a steel facility at Midlothian, Texas. The Texas facility has two electric-arc furnaces with continuous casters which feed two structural rolling mills and one bar rolling mill. The rated annual capacity of the Texas steel facility is 1.8 million tons of melting and 1.9 million tons of rolling.

     The Company has begun construction of a steel manufacturing facility near Richmond, Virginia with a rated capacity of 1.2 million tons per year. The new facility will be the first to combine near net shape casting technology with state-of-the-art melting and rolling technology, providing the widest range of structural steel products at the lowest cost.

     Raw Materials. TXI's primary raw material is recycled steel, with steel shredded by the Company's shredder currently representing 42% of the raw material mix. The shredded material is primarily composed of crushed automobile bodies purchased in the open market. Recycled steel that is not shredded by TXI is purchased from numerous outside suppliers.

     The Company's steel facility consumes large amounts of electricity and natural gas. Electricity is currently obtained from a local electric utility under an interruptible supply contract with price adjustments based on the timing of electricity consumption. Natural gas is obtained from a local gas utility under a supply contract. The Company believes that adequate supplies of both electricity and natural gas are readily available.

     Marketing and Distribution. The Company's products are marketed throughout the United States and to a limited extent in Canada and Mexico. Sales are primarily to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and OEMs for use in the railroad, defense, automotive, mobile home and energy industries. Finished products are delivered by Company-owned trucks, common carriers, customer-owned trucks, rail and barge.

     Competition. The Company competes with steel producers, including foreign producers, on the basis of price, quality and service. Certain of the Company's foreign and domestic competitors, including both large integrated steel producers and other recycled steel-based producers, have substantially greater assets and larger sales organizations.

                    DESCRIPTION OF THE PREFERRED SECURITIES

GENERAL

     The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee will act as the Indenture Trustee for purposes of compliance with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the principal terms and provisions of the Preferred Securities does not purport to be complete and is subject in all respects to, and qualified in its entirety by reference to, the Trust Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Trust Act and the Trust Indenture Act.

     The Trust Agreement authorizes the Administrative Trustees, on behalf of the Trust, to issue the Preferred Securities, which represent preferred undivided beneficial interests in the assets of the Trust, and the Common Securities, which represent common undivided beneficial interests in the assets of the Trust. All of the Common Securities will be owned by TXI. The Common Securities rank pari passu, and payments will be made thereon on a pro rata basis with, the Preferred Securities except that, upon the occurrence of a Trust Agreement Event of Default, the rights of the holders of the Common Securities to receive payment of periodic Distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Trust Agreement does not permit the Trust to issue any securities other than the Trust Securities or to incur any indebtedness. Pursuant to the Trust Agreement, the Property Trustee will own and hold the Convertible Subordinated Debentures for the benefit of the holders of the Trust Securities. The payment of Distributions out of funds held by the Trust, and payments upon redemption of the Preferred Securities or liquidation of the Trust, are guaranteed by TXI on a subordinated basis as and to the extent described under "Description of the Preferred Securities Guarantee." The Preferred Guarantee Trustee will hold the Preferred Securities Guarantee for the benefit of the holders of the Preferred Securities. The Preferred Securities Guarantee does not cover payment of Distributions on the Preferred Securities when the Trust does not have sufficient available funds in the Property Account to make such Distributions. In such event, the remedy of a holder of Preferred Securities is to (i) vote to appoint a Special Administrative Trustee, (ii) direct the Property Trustee to enforce its rights under the Convertible Subordinated Debentures or (iii) if the failure of the Trust to pay Distributions is attributable to the failure of TXI to pay interest or principal on the Convertible Subordinated Debentures, institute a proceeding directly against TXI for enforcement of payment to such holder of the principal or interest on the Convertible Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Convertible Subordinated Debentures. See "Description of the Preferred Securities -- Voting Rights."

DISTRIBUTIONS

     Distributions on the Preferred Securities will be fixed at an annual rate of 5.5% of the stated liquidation amount of $50 per Preferred Security. Distributions in arrears for more than one quarter will bear interest thereon at the annual rate of 5.5% thereof. The term "Distributions" as used herein includes any such interest payable unless otherwise stated. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

     Distributions on the Preferred Securities will be cumulative, will accrue from June 5, 1998 and will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year to the holders of record on the applicable record date, commencing September 30, 1998 when, as and if available for payment by the Property Trustee, except as otherwise described below. The Distribution on September 30, 1998 will include the period from June 5, 1998 to September 30, 1998.

     TXI has the right at any time, so long as no Indenture Event of Default has occurred and is continuing, under the Indenture to defer payments of interest on the Convertible Subordinated Debentures by extending the interest payment period from time to time on the Convertible Subordinated Debentures (each, an "Extension Period") which, if exercised, would defer quarterly Distributions on the Preferred Securities (though such Distributions would continue to accrue interest since interest would continue to accrue on the Convertible Subordinated Debentures) during any such extended interest payment period. In the event that TXI exercises this right, then TXI will not and shall not permit any subsidiary to, (i) declare or pay any dividends or distributions on or redeem, purchase, acquire or make a liquidation payment with respect to, any of TXI's capital stock, (ii) make any payment of principal of, premium, if any, or interest on or repay, repurchase or redeem any debt security of TXI that ranks pari passu with or junior in interest to the Convertible Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by TXI of the debt securities of any subsidiary if such guarantee ranks pari passu with or junior in interest to the Convertible Subordinated Debentures (other than (a) dividends or distributions in TXI's capital stock, (b) any declaration of a dividend in connection with the implementation of a Rights Plan or the redemption or repurchase of any rights distributed pursuant to a Rights Plan, (c) payments under the Preferred Securities Guarantee and (d) purchases of TXI Common Stock related to the issuance of TXI Common Stock or rights under any of TXI's benefit plans for its directors, officers or employees, related to the issuance of TXI Common Stock or rights under a dividend reinvestment and stock purchase plan or related to the issuance of TXI Common Stock (or securities convertible or exchangeable for TXI Common Stock) as consideration in an acquisition transaction that was entered into prior to the commencement of such Extension Period). Prior to the termination of any such Extension Period, TXI may further extend the interest payment period, provided that (1) such Extension Period together with all such previous and further extensions thereof may not exceed 20 consecutive quarters and (2) no Extension Period may extend beyond the maturity of the Convertible Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, TXI may elect a new Extension Period as if no Extension Period had previously been declared, subject to the above requirements. See "Description of the Convertible Subordinated Debentures -- Interest" and "Description of the Convertible Subordinated Debentures -- Option to Extend Interest Payment Period." If Distributions are deferred, the deferred Distributions and accrued interest thereon will be paid to holders of record of the Preferred Securities, if funds are available therefor, as they appear on the books and records of the Trust on the record date next following the termination of such Extension Period.

     Distributions on the Preferred Securities will be paid on the dates payable to the extent that the Trust has funds available for the payment of such Distributions in the Property Account. The Trust's funds available for distribution to the holders of the Preferred Securities will be limited to payments received under the Convertible Subordinated Debentures. See "Description of the Convertible Subordinated Debentures." The payment of distributions out of funds held by the Trust is guaranteed by TXI to the extent set forth under "Description of the Preferred Securities Guarantee."

     Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the books and records of the Trust on the relevant record dates, which, as long as the Preferred Securities remain in book-entry only form, will be one Business Day (as defined herein) prior to the relevant payment dates. Such Distributions will be paid through the Property Trustee, who will hold amounts received in respect of the Convertible Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. Subject to any applicable laws and regulations and the provisions of the Trust Agreement, each such payment will be made as described under "Book-Entry Only Issuance -- The Depository Trust Company." In the event the Preferred Securities do not continue to remain in book-entry only form, the record date will be the 15th day of the month in which the relevant payment date occurs. In the event that any date on which Distributions are to be made on the Preferred Securities is not a Business Day, payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date. A "Business Day" is any day other than Saturday, Sunday or day on which banking institutions in The City of New York or the State of Delaware are authorized or required by law to close.

CONVERSION RIGHTS

     Each Preferred Security is convertible, at the option of the holder, at any time, into shares of TXI Common Stock. A holder of Preferred Securities wishing to exercise conversion rights shall deliver any or all of its Preferred Securities to the Conversion Agent, which shall exchange such Preferred Securities for a portion (equal to the aggregate liquidation preference of the Preferred Securities being converted) of the Convertible Subordinated Debentures held by the Trust and immediately convert such Convertible Subordinated Debentures into TXI Common Stock. See "Description of Convertible Subordinated Debentures -- Conversion Rights."

     Accrued Distributions will not be paid on Preferred Securities that are converted, nor will any payment, allowance or adjustment be made for accumulated and unpaid Distributions, whether or not in arrears, on converted Preferred Securities, except that if any Preferred Security is converted (i) on or after a record date for payment of Distributions thereon, the amount of the Distributions payable on the related payment date with respect to such Preferred Security will be paid by the converting holder to the Trust and the Distributions payable on the related payment date with respect to such Preferred Security will be distributed to the holder on such payment date, despite such conversion, and (ii) during an Extension Period and after the Property Trustee mails a notice of redemption with respect to the Preferred Securities that are converted, accrued and unpaid Distributions through the date of conversion on such Preferred Securities called for redemption will be distributed to the holder who converts such Preferred Securities, which Distribution shall be made on the redemption date fixed for redemption. Except as provided above, neither the Trust nor TXI will be required to make any payment, allowance or adjustment upon any conversion on account of any accumulated and unpaid Distribution accrued on the Preferred Securities surrendered for conversion, or on account of any accumulated and unpaid dividends, if any, on the shares of TXI Common Stock issued upon such conversion. Trust Securities will be deemed to have been converted immediately prior to 5:00 p.m. (New York City time) on the day on which a conversion request relating to such Trust Securities is received by the Trust (the "Conversion Date").

MANDATORY REDEMPTION

     The Convertible Subordinated Debentures will mature on June 30, 2028, and may be redeemed, in whole or in part, at any time on or after June 30, 2001, or at any time, in whole or in part, in certain circumstances upon the occurrence of a Tax Event. Upon the repayment of the Convertible Subordinated Debentures, whether at maturity or upon redemption, the proceeds from such repayment or payment simultaneously will be applied to redeem Trust Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Convertible Subordinated Debentures so repaid or redeemed at the Redemption Price; provided that holders of Preferred Securities will be given not less than 30 nor more than 60 days notice of such redemption. See "Description of the Convertible Subordinated Debentures." In the event that fewer than all of the outstanding Preferred Securities are to be redeemed, the Preferred Securities will be redeemed as described under "Book-Entry Only Issuance -- The Depository Trust Company."

SPECIAL EVENT REDEMPTION OR DISTRIBUTION

     "Tax Event" means that the Administrative Trustees shall have received an opinion from independent tax counsel experienced in such matters to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United

States or any political subdivision or taxing authority thereof or therein or
(b) any amendment to, or change in, an interpretation or application of such laws or regulations, there is more than an insubstantial risk that (i) the Trust would be subject to United States federal income tax with respect to income accrued or received on the Convertible Subordinated Debentures, (ii) interest payable to the Trust on the Convertible Subordinated Debentures would not be deductible, in whole or in part, by TXI for United States federal income tax purposes or (iii) the Trust would be subject to more than a de minimis amount of other taxes, duties or other governmental charges, which change or amendment becomes effective on or after the date of this Prospectus.

     "Investment Company Event" means that the Administrative Trustees shall have received an opinion from independent counsel to the effect that, as a result of the occurrence of a change in law or regulation or a written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law"), there is more than an insubstantial risk that the Trust is or will be considered an "investment company" which is required to be registered under the Investment Company Act of 1940, as amended (the "1940 Act"), which Change in 1940 Act Law becomes effective on or after the date of this Prospectus.

     If, at any time, a Tax Event or an Investment Company Event (each, as defined above, a "Special Event") shall occur and be continuing, the Trust, except in the circumstances described below, will be dissolved with the result that, after satisfaction of the liabilities of the Trust to creditors, Convertible Subordinated Debentures with an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid Distributions on, the Preferred Securities would be distributed to the holders of the Preferred Securities, in liquidation of such holders' interests in the Trust on a pro rata basis, within 90 days following the occurrence of such Special Event; provided, however, that in the case of the occurrence of a Tax Event, as a condition of such dissolution and distribution, the Administrative Trustees shall have received an opinion from independent tax counsel experienced in such matters (a "No Recognition Opinion"), which opinion may rely on published revenue rulings of the Internal Revenue Service, to the effect that the holders of the Preferred Securities will not recognize any gain or loss for United States federal income tax purposes as a result of such dissolution and distribution of Convertible Subordinated Debentures; and, provided, further, that, if at the time there is available to the Trust the opportunity to eliminate, within such 90 day period, the Tax Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on the Trust, TXI or the holders of the Preferred Securities, the Trust will pursue such measure in lieu of dissolution. Furthermore, if in the case of the occurrence of a Tax Event, (i) TXI has received an opinion from independent tax counsel experienced in such matters that, as a result of a Tax Event, there is more than an insubstantial risk that TXI would be precluded from deducting the interest on the Convertible Subordinated Debentures for United States federal income tax purposes even after the Convertible Subordinated Debentures were distributed to the holders of Preferred Securities in liquidation of such holders' interests in the Trust as described above or (ii) the Administrative Trustees shall have been informed by such tax counsel that a No Recognition Opinion cannot be delivered, TXI shall have the right, upon not less than 30 nor more than 60 days notice, to redeem the Convertible Subordinated Debentures in whole or in part for cash within 90 days following the occurrence of such Tax Event, and, following such redemption, Preferred Securities with an aggregate liquidation amount equal to the aggregate principal amount of the Convertible Subordinated Debentures so redeemed shall be redeemed by the Trust at the Redemption Price on a pro rata basis; provided, however, that, if at the time there is available to TXI or the Trust the opportunity to eliminate, within such 90 day period, the Tax Event by taking some ministerial action, such as filing a form or making an election, or pursuing some other similar reasonable measure which has no adverse effect on the Trust, the holders of the Preferred Securities or TXI, the Trust will pursue such measure in lieu of redemption.

     If Convertible Subordinated Debentures are distributed to the holders of the Preferred Securities, TXI will use its best efforts to have the Convertible Subordinated Debentures listed on the NYSE or on such other exchange as the Preferred Securities are then listed.

     After the date for any distribution of Convertible Subordinated Debentures upon dissolution of the Trust, (i) the Preferred Securities and Preferred Securities Guarantee will no longer be deemed to be outstanding,

(ii) the depositary or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or certificates representing the Convertible Subordinated Debentures to be delivered upon such distribution and (iii) any certificates representing Preferred Securities and the Preferred Securities Guarantee not held by the depositary or its nominee will be deemed to represent Convertible Subordinated Debentures having an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid Distributions on, such Preferred Securities, until such certificates are presented to TXI or its agent for transfer or reissuance.

     There can be no assurance as to the market prices for the Preferred Securities or the Convertible Subordinated Debentures that may be distributed in exchange for the Preferred Securities if a dissolution and liquidation of the Trust were to occur. Accordingly, the Preferred Securities that an investor may purchase, or the Convertible Subordinated Debentures that the investor may receive on dissolution and liquidation of the Trust, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

     The Trust may not redeem fewer than all of the outstanding Preferred Securities unless all accrued and unpaid Distributions have been paid on all Preferred Securities for all quarterly distribution periods terminating on or prior to the date of redemption.

     If the Trust gives a notice of redemption in respect of Preferred Securities, then, by 12:00 noon, New York City time, on the redemption date, provided that TXI has paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Convertible Subordinated Debentures, the Property Trustee will irrevocably deposit with the depositary funds sufficient to pay the applicable Redemption Price and will give the depositary irrevocable instructions and authority to pay the Redemption Price to the holders of the Preferred Securities. See "Book-Entry Only
Issuance -- The Depository Trust Company." If notice of redemption shall have been given and funds deposited as required, then immediately prior to the close of business on the date of such deposit, Distributions will cease to accrue and all rights of holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of Preferred Securities is improperly withheld or refused and not paid either by the Trust or by TXI pursuant to the Preferred Securities Guarantee, Distributions on such Preferred Securities will continue to accrue from the original redemption date to the actual date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.

     In the event that fewer than all of the outstanding Preferred Securities are to be redeemed, the Preferred Securities will be redeemed as described under "Book-Entry Only Issuance -- The Depository Trust Company."

     Subject to the foregoing and to applicable law, TXI or its affiliates, at any time and from time to time, may purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     In the event of any voluntary or involuntary liquidation, dissolution, winding-up or termination of the Trust, the holders of the Preferred Securities at that time will be entitled to receive out of the assets of the Trust, after satisfaction of liabilities to creditors, distributions in an amount equal to the aggregate of the stated liquidation amount of $50 per Preferred Security plus accrued and unpaid Distributions thereon to the date of payment (the "Liquidation Distribution"), unless, in connection with such liquidation, dissolution, winding-up or termination, Convertible Subordinated Debentures in an aggregate principal amount equal to the aggregate stated liquidation amount of, with an interest rate identical to the distribution rate of, and accrued and unpaid interest equal to accrued and unpaid Distributions on, the Preferred Securities have been distributed on a pro rata basis to the holders of Preferred Securities.

     If, upon any such dissolution, the Liquidation Distribution can be paid only in part because the Trust has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Trust on the Preferred Securities shall be paid on a pro rata basis. The holders of the Common Securities will be entitled to receive distributions upon any such dissolution pro rata with the holders of the Preferred Securities, except that if an Indenture Event of Default has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities with respect to such distributions.

     Pursuant to the Trust Agreement, the Trust shall dissolve (i) on June 30, 2028, the expiration of the term of the Trust, (ii) upon the bankruptcy of TXI,
(iii) upon the filing of a certificate of dissolution or its equivalent with respect to TXI (except for permitted mergers, consolidations or reorganizations of TXI) or the revocation of the charter of TXI and the expiration of 90 days after the date of revocation without a reinstatement thereof, (iv) the occurrence of a Special Event, (v) upon the redemption of all of the Trust Securities in connection with the redemption of all of the Convertible Subordinated Debentures, (vi) upon the written direction to the Property Trustee from TXI at any time to terminate the Trust and, after satisfaction of liabilities to creditors of the Trust as provided by law, distribute Convertible Subordinated Debentures in exchange for the Preferred Securities (which direction is optional and wholly within the discretion of TXI), (vii) upon the distribution of TXI Common Stock to all holders of Preferred Securities upon conversion of all outstanding Preferred Securities or (viii) upon the entry of a decree of a judicial dissolution of the Trust.

TRUST AGREEMENT EVENTS OF DEFAULT

     An event of default under the Indenture (an "Indenture Event of Default") constitutes an event of default under the Trust Agreement with respect to the Trust Securities (a "Trust Agreement Event of Default"), provided that pursuant to the Trust Agreement the holder of the Common Securities will be deemed to have waived any Trust Agreement Event of Default with respect to the Common Securities until all Trust Agreement Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until such Trust Agreement Events of Default with respect to the Preferred Securities have been so cured, waived or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Preferred Securities and only the holders of the Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the Trust Agreement and therefore under the Indenture. In the event that any Trust Agreement Event of Default with respect to the Preferred Securities is waived by the holders of the Preferred Securities as provided in the Trust Agreement, the holders of Common Securities pursuant to the Trust Agreement have agreed that such waiver also would constitute a waiver of such Trust Agreement Event of Default with respect to the Common Securities for all purposes under the Trust Agreement without any further act, vote or consent of the holders of Common Securities. See "Description of the Preferred Securities -- Voting Rights."

     If the Property Trustee fails to enforce its rights under the Convertible Subordinated Debentures, any holder of Preferred Securities may directly institute a legal proceeding against TXI to enforce the Property Trustee's rights under the Convertible Subordinated Debentures, without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, if a Trust Agreement Event of Default has occurred and is continuing and such event is attributable to the failure of TXI to pay interest or principal on the Convertible Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, the redemption date), then a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Convertible Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Convertible Subordinated Debentures. In connection with such action, TXI will be subrogated to the rights of such holder of Preferred Securities under the Trust Agreement to the extent of any payment made by

TXI to such holder of Preferred Securities in such action. The holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Convertible Subordinated Debentures.

     Upon the occurrence of a Trust Agreement Event of Default, the Property Trustee, as the sole holder of the Convertible Subordinated Debentures, will have the right under the Indenture to declare the principal of and interest on the Convertible Subordinated Debentures to be immediately due and payable.

VOTING RIGHTS

     Except as provided below, under the Trust Indenture Act and "Description of the Preferred Securities Guarantee -- Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

     If (i) the Trust fails to pay Distributions in full on the Preferred Securities for six consecutive quarterly distribution periods, or (ii) a Trust Agreement Event of Default occurs and is continuing (each, an "Appointment Event"), then the holders of the Preferred Securities, acting as a single class, will be entitled by the majority vote of such holders to appoint a Special Administrative Trustee. For purposes of determining whether the Trust has failed to pay Distributions in full for six consecutive quarterly distribution periods, Distributions shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative Distributions have been or contemporaneously are paid with respect to all quarterly distribution periods terminating on or prior to the date of payment of such cumulative Distributions. Any holder of Preferred Securities (other than TXI or any of its affiliates) shall be entitled to nominate any person to be appointed a Special Administrative Trustee. Not later than 30 days after such right to appoint a Special Administrative Trustee arises, the Administrative Trustees shall convene a meeting of the holders of Preferred Securities for the purpose of appointing a Special Administrative Trustee. If the Administrative Trustees fail to convene such meeting within such 30-day period, the holders of not less then 10% of the aggregate stated liquidation amount of the outstanding Preferred Securities will be entitled to convene such meeting. The provisions of the Trust Agreement relating to the convening and conduct of the meetings of the holders will apply with respect to any such meeting. Any Special Administrative Trustee so appointed shall cease to be a Special Administrative Trustee if the Appointment Event pursuant to which the Special Administrative Trustee was appointed and all other Appointment Events cease to be continuing. Notwithstanding the appointment of any Special Administrative Trustee, TXI shall retain all rights under the Indenture, including the right to declare an Extension Period as provided under "Description of the Convertible Subordinated Debentures -- Option to Extend Interest Payment Period." If such an Extension Period occurs, there will be no Indenture Event of Default, and therefore no Trust Agreement Event of Default, for failure to make any scheduled interest payment during the Extension Period on the date originally scheduled.

     The holders of a majority in aggregate liquidation amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee, or to direct the exercise of any trust or power conferred upon the Property Trustee under the Trust Agreement, including the right to direct the Property Trustee, as the holder of the Convertible Subordinated Debentures, to (i) direct the time, method or place of conducting any proceeding for any remedy available to the Indenture Trustee or exercise any trust or power conferred on the Indenture Trustee with respect to the Convertible Subordinated Debentures, (ii) waive any past Indenture Event of Default which is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Convertible Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Convertible Subordinated Debentures where such consent shall be required. If the Property Trustee fails to enforce its rights under the Convertible Subordinated Debentures, a holder of Preferred Securities may institute a legal proceeding directly against TXI to enforce the Property Trustee's rights under the Convertible Subordinated Debentures without first instituting any legal proceeding against the Property Trustee or any other person or entity. The Property Trustee will notify all holders of the Preferred Securities of any notice of default received from the Indenture Trustee with respect to the Convertible Subordinated Debentures. Such notice will state that such Indenture Event of Default also constitutes a Trust Agreement Event of Default. Except with respect to directing the time, method and place of conducting a proceeding for a remedy, the Property Trustee will not take any action described in clauses

(i), (ii), (iii) or (iv) above unless the Property Trustee has obtained an opinion of independent tax counsel to the effect that, as a result of such action, the Trust will not be classified as other than a grantor trust for United States federal income tax purposes.

     In the event the consent of the Property Trustee, as the holder of the Convertible Subordinated Debentures, is required under the Indenture with respect to any amendment, modification or termination of the Indenture, the Property Trustee will request the direction of the holders of the Preferred Securities with respect to such amendment, modification or termination and will vote with respect to such amendment, modification or termination as directed by a majority in liquidation amount of the Preferred Securities voting together as a single class. The Property Trustee will not take any such action in accordance with the directions of the holders of the Preferred Securities unless the Property Trustee has obtained an opinion of independent tax counsel to the effect that, as a result of such action, the Trust will not be classified as other than a grantor trust for United States federal income tax purposes.

     A waiver of an Indenture Event of Default by the Property Trustee at the direction of the holders of the Preferred Securities will constitute a waiver of the corresponding Trust Agreement Event of Default.

     Any required approval or direction of holders of Preferred Securities may be given at a separate meeting of holders of Preferred Securities convened for such purpose, at a meeting of all of the holders of Trust Securities or pursuant to written consent. The Administrative Trustees will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be mailed to each holder of record of Preferred Securities. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter upon which written consent is sought and (iii) instructions for the delivery of proxies or consents. No vote or consent of the holders of Preferred Securities will be required for the Trust to redeem and cancel Preferred Securities or distribute Convertible Subordinated Debentures in accordance with the Trust Agreement.

     Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities at such time that are owned by TXI or any entity directly or indirectly controlling or controlled by, or under direct or indirect common control with TXI, will not be entitled to vote or consent and, for purposes of such vote or consent, will be treated as if they were not outstanding.

     The procedures by which holders of Preferred Securities may exercise their voting rights are described below. See "Book-Entry Only Issuance -- The Depository Trust Company."

     Except in the limited circumstances described above in connection with the appointment of a Special Administrative Trustee, holders of the Preferred Securities will have no rights to appoint or remove the trustees, who may be appointed, removed or replaced solely by TXI, as the direct or indirect holder of all the Common Securities.

MODIFICATION OF THE TRUST AGREEMENT

     The Trust Agreement may be amended from time to time by the Property Trustee, the Administrative Trustees and TXI, without the consent of any holders of Preferred Securities, (i) to cure any ambiguity, correct or supplement any provision therein which may be inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, which shall not be inconsistent with the other provisions of this Trust Agreement, or (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that the Trust will be classified for United States federal income tax purposes as a grantor trust at all times that any Preferred Securities are outstanding or to ensure that the Trust will not be required to register as an investment company under the 1940 Act; provided, however, that in the case of clause (i) or clause
(ii), such action shall not adversely affect in any material respect the interests of any holder of Preferred Securities. Any such amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of Preferred Securities.

     Any provision of the Trust Agreement may be amended by the Trustee and TXI with (i) the consent of holders of Preferred Securities representing not less than a majority (based upon liquidation amounts) of the Preferred Securities then outstanding and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status of an investment company under the 1940 Act; provided that, without the consent of each affected holder, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Preferred Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Preferred Securities as of a specified date or (b) restrict the right of a holder to institute suit for the enforcement of any such payment on or after such date.

MERGERS, CONSOLIDATIONS OR AMALGAMATIONS

     The Trust may not consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to, any corporation or other body, except as described below. The Trust, with the consent of a majority of the Administrative Trustees and without the consent of the holders of the Preferred Securities, may consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State, provided, that (i) such successor entity either (x) expressly assumes all of the obligations of the Trust with respect to the Preferred Securities or (y) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) TXI expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Convertible Subordinated Debentures, (iii) the Successor Securities are listed or traded, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed or traded, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity), (vi) such successor entity has a purpose substantially identical to that of the Trust, (vii) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, TXI has received an opinion from independent counsel to the Trust experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect (other than with respect to any dilution of the holders' interest in the new entity) and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Trust nor such successor entity will be required to register as an investment company under the 1940 Act and (viii) TXI owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Preferred Securities Guarantee. Notwithstanding the foregoing, the Trust will not, except with the consent of holders of 100% in liquidation amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause the Trust or the successor entity to be classified for United States federal Income tax purposes as other than a grantor trust. In addition, so long as any Preferred Securities are outstanding and are not held entirely by TXI, the Trust may not voluntarily liquidate, dissolve, wind-up or terminate except as described above under "Special Event Redemption or Distribution."

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as securities depository for the Preferred Securities. The Preferred Securities will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global Preferred Securities certificates will be issued, representing in the aggregate the total number of Preferred Securities, and will be deposited with DTC,

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Preferred Security.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act (as defined herein). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book entry changes in Participants accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system also is available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

     Purchases of Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of Preferred Securities ("Beneficial Owner") is in turn to be recorded on the Direct or Indirect Participant's records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

     To facilitate subsequent transfers, all the Preferred Securities deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Preferred Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Preferred Securities. DTC's record reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. if less than all of the Preferred Securities are being redeemed, DTC will use a lottery to select certain of the Preferred Securities to be redeemed in accordance with its procedures.

     Although voting with respect to the Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Preferred Securities. Under its usual procedures, DTC would mail an Omnibus Proxy to the Trust as soon as possible after the record date. The

Omnibus Proxy assigns Cede & Co. consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). TXI and the Trust believe the arrangements among DTC, Direct and Indirect Participants and Beneficial Owners will enable the Beneficial Owners to exercise rights equivalent in substance to the rights that can be directly exercised by a holder of a beneficial interest in the Trust.

     Distribution payments on the Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as in the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trust, any trustee or TXI, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Trust, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner in a global Preferred Security will not be entitled to receive physical delivery of Preferred Securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Preferred Securities.

     DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving reasonable notice to the Trust. Under such circumstances, in the event that a successor securities depositary is not obtained, Preferred Securities certificates are required to be printed and delivered. Additionally, TXI may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Preferred Securities. In that event, certificates for the Preferred Securities will be printed and delivered.

     The information in this Section concerning DTC and DTC's book-entry system have been obtained from sources that TXI and the Trust believe to be reliable, but TXI and the Trust take no responsibility for the accuracy thereof.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, prior to the occurrence of a default, with respect to the Trust Securities, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Property Trustee also serves as Preferred Guarantee Trustee under the Preferred Securities Guarantee.

REGISTRAR, TRANSFER AGENT AND PAYING AGENT

     In the event that the Preferred Securities do not remain in book-entry only form, the Property Trustee will act as paying agent and may designate an additional or substitute paying agent at any time. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Trust, but upon payment (with the giving of such indemnity as the Trust or TXI may require) in respect of any tax or other government charges which may be imposed in relation to it. The Trust will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

GOVERNING LAW

     The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

MISCELLANEOUS

     The Administrative Trustees are authorized and directed to operate the Trust in such a way so that the Trust will not be deemed to be an "investment company" required to be registered under the 1940 Act or characterized for United States federal income tax purposes as other than a grantor trust. In this connection, the Administrative Trustees and TXI are authorized to take any action, not inconsistent with applicable law or the Trust Agreement, that each of the Administrative Trustees and TXI determines in its discretion to be necessary or desirable for such purposes, as long as such action does not materially and adversely affect the interests of the holders of the Preferred Securities.

               DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEE

     Set forth below is a summary of information concerning the Preferred Securities Guarantee that will be executed and delivered by TXI for the benefit of the holders from time to time of Preferred Securities. The Preferred Securities Guarantee will be qualified as an indenture under the Trust Indenture Act. The First National Bank of Chicago will act as indenture trustee under the Preferred Securities Guarantee (the "Preferred Guarantee Trustee") including for purposes of the Trust Indenture Act. The terms of the Preferred Securities Guarantee will be those set forth therein and those made part thereof by the Trust Indenture Act. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Preferred Securities Guarantee, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act. The Preferred Securities Guarantee will be held by the Preferred Guarantee Trustee for the benefit of holders of the Preferred Securities.

GENERAL

     Pursuant to the Preferred Securities Guarantee, TXI will irrevocably agree, to the extent set forth therein, to pay in full to the holders of the Preferred Securities, the Guarantee Payments (as defined below) (without duplication of amounts theretofore paid by the Trust), to the extent not paid by the Trust, regardless of any defense, right of set-off or counterclaim that the Trust may have or assert. The following payments or distributions with respect to the Preferred Securities to the extent not paid or made by the Trust (the "Guarantee Payments") will be subject to the Preferred Securities Guarantee (without duplication): (i) any accrued and unpaid Distributions on the Preferred Securities where TXI has made a payment of principal, premium or interest on the Convertible Subordinated Debentures held by the Property Trustee, (ii) the Redemption Price, including all accrued and unpaid dividends to the date of the redemption, to the extent the Trust has funds available therefor with respect to the Preferred Securities called for redemption by the Trust and (iii) upon a liquidation of the Trust (other than in connection with the distribution of Convertible Subordinated Debentures to the holders of Preferred Securities or the redemption of all of the Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid Distributions on the Preferred Securities to the date of payment, to the extent the Trust has funds available therefor and (b) the amount of assets of the Trust remaining available for distribution to holders of Preferred Securities in liquidation of the Trust. TXI's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by TXI to the holders of Preferred Securities or by causing the Trust to pay such amounts to such holders.

     If TXI does not make interest payments on the Convertible Subordinated Debentures held by the Property Trustee, the Trust will not make distributions on the Preferred Securities. The Preferred Securities Guarantee will guarantee, on a subordinated basis, the Guarantee Payments with respect to the Preferred Securities from the time of issuance of the Preferred Securities, but will not apply to the payment of Distributions and other payments on the Preferred Securities when the Property Trustee does not have sufficient funds in the Property Account to make such Distributions or other payments. The Preferred Securities Guarantee, when taken together with TXI's obligations under the Convertible Subordinated Debentures, the Indenture and the Trust Agreement, including its obligations to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Common Securities), will provide a full and unconditional guarantee on a subordinated basis by TXI of amounts due on the Preferred Securities.

CERTAIN COVENANTS OF TXI

     In the Preferred Securities Guarantee, TXI will covenant that, so long as the Preferred Securities remain outstanding, if there shall have occurred and is continuing any event that would constitute an event of default under the Preferred Securities Guarantee or the Trust Agreement, then TXI will not and shall not permit any subsidiary to, (i) declare or pay any dividends or distributions on or redeem, purchase, acquire or make a liquidation payment with respect to, any of TXI's capital stock, (ii) make any payment of principal of, premium, if any, or interest on or repay, repurchase or redeem any debt security of TXI that ranks pari passu with or junior in interest to the Convertible Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by TXI of the debt securities of any subsidiary if such guarantee ranks pari passu with or junior in interest to the Convertible Subordinated Debentures (other than (a) dividends or distributions in TXI's capital stock, (b) any declaration of a dividend in connection with the implementation of a Rights Plan or the redemption or repurchase of any rights distributed pursuant to a Rights Plan, (c) payments under the Preferred Securities Guarantee and (d) purchases of TXI Common Stock related to the issuance of TXI Common Stock or rights under any of TXI's benefit plans for its directors, officers or employees, related to the issuance of TXI Common Stock or rights under a dividend reinvestment and stock purchase plan or related to the issuance of TXI Common Stock (or securities convertible or exchangeable for TXI Common Stock) as consideration in an acquisition transaction that was entered into prior to the commencement of such Extension Period).

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes that do not materially adversely affect the rights of holders of Preferred Securities (in which case no consent will be required), the Preferred Securities Guarantee may be amended only with the prior approval of the holders of not less than 50% in aggregate liquidation amount of the outstanding Preferred Securities. The manner of obtaining any such approval of holders of the Preferred Securities is set forth under "Description of the Preferred Securities -- Voting Rights." All guarantees and agreements contained in the Preferred Securities Guarantee shall bind the successors, assigns, receivers, trustees and representatives of TXI and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

TERMINATION OF THE PREFERRED SECURITIES GUARANTEE

     The Preferred Securities Guarantee will terminate and be of no further force and effect as to the Preferred Securities upon full payment of the Redemption Price of all Preferred Securities, upon distribution of the Convertible Subordinated Debentures to the holders of Preferred Securities, or upon full payment of the amounts payable upon liquidation of the Trust. See "Description of the Convertible Subordinated Debentures -- Indenture Events of Default" for a description of the events of default and enforcement rights of the holders of Convertible Subordinated Debentures. The Preferred Securities Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities must repay to the Trust or TXI, or their respective successors, any sums paid to them under the Preferred Securities or the Preferred Securities Guarantee.

EVENTS OF DEFAULT

     An event of default under a Preferred Securities Guarantee will occur upon the failure of TXI to perform any of its payment or other obligations thereunder.

     The holders of a majority in liquidation amount of the Preferred Securities relating to such Preferred Securities Guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Preferred Guarantee Trustee in respect of the Preferred Securities Guarantee or to direct the exercise of any trust or power conferred upon the Preferred Guarantee Trustee under the Preferred

Securities Guarantee. Any holder of Preferred Securities may institute a legal proceeding directly against TXI to enforce such holder's rights under the Preferred Securities Guarantee, without first instituting a legal proceeding against the Trust, the Preferred Guarantee Trustee or any other person or entity. Notwithstanding the foregoing, if a Trust Agreement Event of Default has occurred and is continuing and such event is attributable to the failure of TXI to pay interest or principal on the Convertible Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, the redemption date), then a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the Convertible Subordinated Debentures having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder on or after the respective due date specified in the Convertible Subordinated Debentures. In connection with such action, TXI will be subrogated to the rights of such holder of Preferred Securities under the Trust Agreement to the extent of any payment made by TXI to such holder of Preferred Securities in such action. The holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Convertible Subordinated Debentures.

STATUS OF THE PREFERRED SECURITIES GUARANTEE

     TXI's obligations under the Preferred Securities Guarantee to make the Guarantee Payments will constitute an unsecured obligation of TXI and will rank
(i) subordinate and junior in right of payment to all other liabilities of TXI, including the Convertible Subordinated Debentures, except those made pari passu or subordinate by their terms, and (ii) pari passu with the most senior preferred stock now or hereafter issued by TXI and with any guarantee now or hereafter entered into by TXI in respect of any preferred security of any affiliate of TXI. The terms of the Preferred Securities provide that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the Preferred Securities Guarantee. In addition, because TXI is a holding company, its obligations under the Preferred Securities Guarantee are effectively subordinated to all existing and future liabilities of its subsidiaries.

     The Preferred Securities Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity). The Preferred Securities Guarantee will be deposited with the Property Trustee to be held for the benefit of the holders of the Preferred Securities. Except as otherwise noted herein, the Property Trustee has the right to enforce the Preferred Securities Guarantee on behalf of the holders of the Preferred Securities. The Preferred Securities Guarantee will not be discharged except by payment of the Guarantee Payments in full (without duplication of amounts theretofore paid by the Trust).

INFORMATION CONCERNING THE PREFERRED GUARANTEE TRUSTEE

     The Preferred Guarantee Trustee, prior to the occurrence of a default with respect to a Preferred Securities Guarantee, undertakes to perform only such duties as are specifically set forth in such Preferred Securities Guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Preferred Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Preferred Securities Guarantee at the request of any holder of Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby. The Preferred Guarantee Trustee also serves as the Property Trustee.

GOVERNING LAW

     The Preferred Securities Guarantee will be governed by and construed in accordance with the laws of the State of New York.

             DESCRIPTION OF THE CONVERTIBLE SUBORDINATED DEBENTURES

     Set forth below is a description of the terms of the Convertible Subordinated Debentures. The following summary description does not purport to be complete and is subject in all respects to, and is qualified in its entirety by reference to, the Indenture, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Convertible Subordinated Debentures will include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act. Certain capitalized terms used herein are defined in the Indenture.

     Under certain circumstances involving the dissolution of the Trust following the occurrence of a Special Event, Convertible Subordinated Debentures may be distributed to the holders of Trust Securities in liquidation of the Trust. See "Description of the Preferred Securities -- Special Event Redemption or Distribution."

     If the Convertible Subordinated Debentures are distributed to the holders of the Trust Securities, TXI will use its best efforts to have the Convertible Subordinated Debentures listed on the NYSE or on such other exchange as the Preferred Securities are then listed.

GENERAL

     The Convertible Subordinated Debentures will be issued as unsecured junior subordinated debt securities under the Indenture. The Convertible Subordinated Debentures will be limited in aggregate principal amount to approximately $206,185,567, such amount being the sum of the aggregate stated liquidation amount of the Preferred Securities and the capital contributed by TXI in exchange for the Common Securities (the "Payment").

     The Convertible Subordinated Debentures are not subject to a sinking fund provision. The Convertible Subordinated Debentures will mature on June 30, 2028 (such date, as it may be advanced as hereinafter described, the "Stated Maturity"). If a Tax Event occurs, TXI will have the right, prior to the termination of the Trust, to advance the Stated Maturity of the Convertible Subordinated Debentures to the minimum extent required in order to allow for the payments of interest in respect of the Convertible Subordinated Debentures to continue to be tax deductible, but in no event shall the resulting maturity of the Convertible Subordinated Debentures be less than 15 years from the date of original issuance thereof. The Stated Maturity will be advanced only if, in the opinion of counsel to TXI experienced in such matters, (i) after advancing the Stated Maturity, interest paid on the Convertible Subordinated Debentures will be deductible for United States federal income tax purposes and (ii) advancing the Stated Maturity will not result in a taxable event to holders of the Preferred Securities.

     If TXI elects to advance the Stated Maturity of the Convertible Subordinated Debentures, it will give notice to the Indenture Trustee, and the Indenture Trustee will give notice of such change to the holders of the Convertible Subordinated Debentures not less than 30 and not more than 60 days prior to the effectiveness thereof.

     If Convertible Subordinated Debentures are distributed to holders of the Preferred Securities in liquidation of such holders' interests in the Trust, such Convertible Subordinated Debentures will initially be issued as a Global Security (as defined below). As described herein, under certain limited circumstances, Convertible Subordinated Debentures may be issued in certificated form in exchange for a Global Security. See "-- Book-Entry and Settlement." In the event Convertible Subordinated Debentures are issued in certificated form, the Convertible Subordinated Debentures will be in denominations of $50 and integral multiples thereof and may be registered for transfer or exchanged at the offices described below. Payments on Convertible Subordinated Debentures issued as Global Securities will be made to the depositary for the Convertible Subordinated Debentures. In the event Convertible Subordinated Debentures are issued in certificated form, principal and interest will be payable, the transfer of the Convertible Subordinated Debentures will be registrable and Convertible Subordinated Debentures will be exchangeable for Convertible Subordinated Debentures of other denominations of a like aggregate principal amount at the corporate trust office of the Indenture Trustee in New York, New York; provided, that payment of interest may be made at the option of TXI by check mailed to the address of the persons entitled thereto.

     The Indenture does not contain provisions that afford holders of Convertible Subordinated Debentures protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving TXI.

SUBORDINATION

     The Indenture provides that the Convertible Subordinated Dentures are subordinated and junior in right of payment to all Senior Indebtedness of TXI. No payment of the principal of, premium, if any, or interest on the Convertible Subordinated Debentures may be made: (i) during the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to TXI unless the holders of Senior Indebtedness shall have received payment in full of all amounts due or to become due on such Senior Indebtedness, or provision shall have been made for such payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of Senior Indebtedness; (ii) if any Convertible Subordinated Debentures are declared due and payable before their Stated Maturity unless the holders of the Senior Indebtedness outstanding at the time such Convertible Subordinated Debentures so become due and payable shall have received payment in full of all amounts due on or in respect of such Senior Indebtedness (including any amounts due upon acceleration), or provision shall have been made for such payment in cash or cash equivalents or otherwise in a manner satisfactory to the holders of Senior Indebtedness; or (iii) during the continuation of any default in the payment of principal of, premium, if any, or interest on any Senior Indebtedness, or if any event of default with respect to any Senior Indebtedness shall have occurred and be continuing and shall have resulted in such Senior Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, unless and until such event of default shall have been cured or waived or shall have ceased to exist and such acceleration shall have been rescinded or annulled, or if any judicial proceeding shall be pending with respect to any such default in payment or such event of default, unless all amounts due or to become due on such Senior Indebtedness have been paid in full.

     The term "Senior Indebtedness" means the principal of, premium, if any, and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to TXI whether or not such claim for post-petition interest is allowed in such proceeding), on Debt (as defined in the Indenture) of TXI, whether incurred on or prior to the date of this Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Convertible Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Convertible Subordinated Debentures; provided, however, that Senior Indebtedness shall not be deemed to include (i) any Debt of TXI which, when incurred and without respect to any election under Section 1111(b) of the Bankruptcy Reform Act of 1978, was without recourse to TXI, (ii) any Debt of TXI to any of its subsidiaries, (iii) Debt to any employee of TXI, (iv) Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Convertible Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than such payments otherwise would have been (absent giving effect to clause (iv)) as a result of any obligation of such holders of such Debt to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) the Convertible Subordinated Debentures.

     The Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued by TXI. As of February 28, 1998, Senior Indebtedness of TXI aggregated approximately $382.8 million. In addition, because TXI is a holding company, its obligations under the Convertible Subordinated Debentures will be effectively subordinated to all existing and future liabilities of its subsidiaries.

CONVERSION RIGHTS

  General

     The Convertible Subordinated Debentures are convertible at any time, at the option of the holder thereof and in the manner described below, into fully paid and nonassessable shares of TXI Common Stock at an initial conversion rate of
0.72218 shares of TXI Common Stock for each $50 in aggregate principal amount of Convertible Subordinated Debentures (equal to a conversion price (the "Conversion Price") of $69.235 per share of TXI Common Stock, subject to adjustment as described under "-- Conversion Price Adjustments.") A holder of Convertible Subordinated Debentures may convert any portion of the principal amount of the Convertible Subordinated Debentures into that number of fully paid and nonassessable shares of TXI Common Stock (calculated as to each conversion to the nearest 1/100th of a share) obtained by dividing the principal amount of the Convertible Subordinated Debenture to be converted by the Conversion Price. In case a Convertible Subordinated Debenture or portion thereof is called for redemption, such conversion right in respect of the Convertible Subordinated Debenture or portion so called shall expire at 5:00 p.m. (New York City time) on the Business Day immediately preceding the corresponding redemption date, unless TXI defaults in making the payment due upon redemption. TXI's delivery upon conversion of the fixed number of shares of TXI Common Stock into which the Convertible Subordinated Debentures are convertible (together with the cash payment, if any, in lieu of any fractional share) shall be deemed to satisfy TXI's obligation to pay the principal amount at maturity of the portion of the Convertible Subordinated Debentures so converted and any unpaid interest accrued on such Convertible Subordinated Debentures at the time of such conversion.

     Accrued interest will not be paid on Convertible Subordinated Debentures that are converted, nor will any payment, allowance or adjustment be made for accumulated and unpaid interest, whether or not in arrears, on converted Convertible Subordinated Debentures, except that if any Convertible Subordinated Debenture is converted (i) on or after a record date for payment of interest thereon, the amount of the Distributions payable on the related payment date with respect to such Convertible Subordinated Debenture will be paid by the converting holder to the Trust and the interest payable on the related payment date with respect to such Convertible Subordinated Debenture will be distributed to the holder on such payment date, despite such conversion, and (ii) during an Extension Period and after the Property Trustee mails a notice of redemption with respect to the Convertible Subordinated Debentures that are converted, accrued and unpaid interest through the date of conversion on such Convertible Subordinated Debentures called for redemption will be distributed to the holder who converts such Convertible Subordinated Debentures, which payment shall be made on the redemption date. Except as provided above, TXI will not be required to make any payment, allowance or adjustment upon any conversion on account of any accumulated and unpaid interest accrued on the Convertible Subordinated Debentures surrendered for conversion, or on account of any accumulated and unpaid dividends, if any, on the shares of TXI Common Stock issued upon such conversion. Convertible Subordinated Debentures will be deemed to have been converted immediately prior to 5:00 p.m. (New York City time) on the Conversion Date.

     Shares of TXI Common Stock issued upon conversion of Convertible Subordinated Debentures will be validity issued, fully paid and nonassessable. No fractional shares of TXI Common Stock will be issued as a result of conversion, but in lieu thereof such fractional interest will be paid in cash. See "Certain Federal Income Tax Consequences -- Conversion of Preferred Securities Into TXI Common Stock."

  Conversion Price Adjustments

     The Conversion Price shall be subject to adjustment (without duplication) from time to time as follows:

     Stock Dividends and Stock Splits. If TXI (i) pays a dividend or makes a distribution with respect to the TXI Common Stock in shares of TXI Common Stock,
(ii) subdivides the outstanding shares of TXI Common Stock, (iii) combines the outstanding shares of TXI Common Stock into a smaller number of shares or (iv) issues by reclassification of the shares of TXI Common Stock any shares of capital stock of TXI, then the Conversion Price in effect immediately prior to such action will be adjusted so that the holder of any Convertible Subordinated Debentures thereafter surrendered for conversion will be entitled to receive the number of shares of capital stock of TXI which such holder would have owned immediately following such action had such Convertible Subordinated Debentures been converted immediately prior thereto. Any such adjustment will become effective immediately after the record date in the case of a dividend or other distribution and immediately after the effective date in case of a subdivision, combination or reclassification (or immediately after the record date if a record date shall have been established for such event).

     Rights or Warrants. If TXI issues rights or warrants to all holders of the TXI Common Stock entitling them to subscribe for or purchase shares of TXI Common Stock at a price per share less than the Current Market Price (as defined herein) per share of TXI Common Stock, the Conversion Price shall be adjusted to equal the price determined by multiplying the Conversion Price in affect immediately prior to the date of issuance of such rights or warrants by a fraction, the numerator of which will be the number of shares of TXI Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered for subscription or purchase would purchase at such Current Market Price, and the denominator of which will be the number of shares of TXI Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of TXI Common Stock offered for subscription or purchase. If any such rights or warrants in respect of which an adjustment shall have been, made shall expire unexercised, the Conversion Price will be readjusted at the time of such expiration to the Conversion Price that would have been in effect if no such adjustment had been made on account of the distribution or issuance of such expired rights or warrants.

     Other Distributions. If TXI, by dividend or otherwise, distributes to all holders of the TXI Common Stock evidences of its indebtedness, shares of any class or series of capital stock, cash or assets (including securities, but excluding any rights or warrants referred to above, any dividend or distribution paid exclusively in cash and any dividend or distribution referred to above), the Conversion Price will be reduced to the price determined by multiplying the Conversion Price in effect immediately prior to such distribution by a fraction, the numerator of which will be the Current Market Price per share of the TXI Common Stock on the date fixed for the payment of such distribution (the "Reference Date") less the fair market value (as determined in good faith by the Board of Directors) on the Reference Date of the portion of the evidences of indebtedness, shares of capital stock, cash and assets so distributed applicable to one share of TXI Common Stock and the denominator of which will be the Current Market Price per share of TXI Common Stock. In the event that such distribution is not so paid or made, the Conversion Price will be adjusted to be the Conversion Price that would then be in effect if such distribution had not occurred,

     Liquidating Dividends. If TXI pays or makes a dividend or other distribution on the TXI Common Stock exclusively in cash (excluding all cash dividends paid out of the retained earnings of the Company), the Conversion Price shall be reduced to the price determined by multiplying the Conversion Price in effect immediately prior to such dividend or distribution by a fraction, the numerator of which will be the Current Market Price per share of TXI Common Stock on the date fixed for the payment of such dividend or distribution less the amount of cash so distributed (and not excluded as provided in the above parenthetical phrase) applicable to one share of TXI Common Stock and the denominator of which will be such Current Market Price per share of the TXI Common Stock. Such reduction will become effective immediately prior to the opening of business on the day following the date fixed for the payment of such distribution; provided, however, that in the event the portion of the cash so distributed applicable to one share of TXI Common Stock is equal to or greater than the Current Market Price per share of the TXI Common Stock on the record date for the distribution of the cash, in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of Convertible Subordinated Debentures will have the right to receive upon conversion the amount of cash such holder would have received had such holder converted each Convertible Subordinated Debenture immediately prior to such record date. In the event that such dividend or distribution is not so paid or made, the Conversion Price will be adjusted to be the Conversion Price which would then be in effect if such record date had not been fixed.

     Tender or Exchange Offers. If TXI or any of its subsidiaries makes a tender or exchange offer (other than an odd-lot offer) for all or any portion of the TXI Common Stock and such tender or exchange offer involves the payment by TXI or such subsidiary of consideration per share of TXI Common Stock having a fair market value (as determined in good faith by the Board of Directors) at the last time (the "Expiration

Time") tenders or exchanges may be made pursuant to such tender or exchange offer that exceeds 110% of the Current Market Price per share of TXI Common Stock on the Trading Day next succeeding the Expiration Time, the Conversion Price shall be reduced to the price determined by multiplying the Conversion Price in effect immediately prior such Expiration Time by a fraction, the numerator of which shall be the number of outstanding shares of TXI Common Stock (including any tendered or exchanged shares) at the Expiration Time multiplied by the Current Market Price per share of TXI Common Stock on the Trading Day next succeeding the Expiration Time and the denominator of which will be the sum of (x) the fair market value of the aggregate consideration payable to stockholders based on the acceptance of all shares validly tendered or exchanged and not withdrawn as of the Expiration Time (the shares deemed so accepted, up to any such maximum, being referred to as the "Purchased Shares") and (y) the product of the number of shares of TXI Common Stock outstanding (less any Purchased Shares) at the Expiration Time and the Current Market Price per share of TXI Common Stock on the Trading Day next succeeding the Expiration Time, such reduction to become effective immediately prior to the opening of business on the day following the Expiration Time.

     Definitions. The "Current Market Price" per share of TXI Common Stock on any date in question will be the average of the daily Closing Prices (as defined in the Indenture) for the five consecutive Trading Days (as defined in the Indenture) selected by TXI commencing not more than 20 Trading Days before, and ending not later than the earlier of the day in question or, if applicable, the day before the "ex" date with respect to the issuance or distribution requiring such computation. The term "ex" date, (i) when used with respect to any issuance or distribution, means the first date on which the TXI Common Stock trades regular way on the NYSE or on such successor securities exchange as the TXI Common Stock may be listed or in the relevant market from which the Closing Prices were obtained without the right to receive such issuance or distribution and (ii) when used with respect to any tender or exchange offer, means the first date on which the TXI Common Stock trades regular way on such securities exchange or in such market after the Expiration Time of such offer.

     No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price; provided, however, that any adjustments which are not required to be made shall be carried forward and taken into account in determining whether any subsequent adjustment shall be required.

     No adjustment of the Conversion Price will be made upon the issuance of any shares of TXI Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of TXI and the investment of additional optional amounts in shares of TXI Common Stock under any such plan, or the issuance of any shares of TXI Common Stock or options or rights to purchase such shares pursuant to any present or future employee benefit plan or program of TXI or pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security which does not constitute an issuance to all holders of TXI Common Stock of rights or warrants entitling holders of such rights or warrants to subscribe for or purchase TXI Common Stock at less than the Current Market Price. If any action would require adjustment of the Conversion Price pursuant to more than one of the anti-dilution provisions, only one adjustment shall be made and such adjustment shall be the amount of adjustment that has the highest absolute value to holders of the Convertible Subordinated Debentures.

CERTAIN COVENANTS

     If (i) there shall have occurred any event that would constitute an Event of Default under the Indenture, (ii) TXI shall be in default with respect to its payment of any obligations under the Preferred Securities Guarantee or (iii) TXI shall have given notice of its election of an Extension Period as provided in the Indenture and such period, or any extension thereof, shall be continuing, then TXI shall not and shall not permit any subsidiary to, (i) declare or pay any dividends or distributions on or redeem, purchase, acquire or make a liquidation payment with respect to, any of TXI's capital stock, (ii) make any payment of principal of, premium, if any, or interest on or repay, repurchase or redeem any debt security of TXI that ranks pari passu with or junior in interest to the Convertible Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by TXI of the debt securities of any subsidiary if such guarantee ranks pari passu with or junior in interest to the Convertible Subordinated Debentures (other than (a) dividends or distributions in TXI's capital stock, (b) any declaration of a dividend in connection with the implementation of a Rights Plan or the redemption or repurchase of any rights distributed pursuant to a Rights Plan, (c) payments under the Preferred Securities Guarantee and (d) purchases of TXI Common Stock related to the issuance of TXI Common Stock or rights under any of TXI's benefit plan for its directors, officers or employees, related to the issuance of TXI Common Stock or rights under a dividend reinvestment and stock purchase plan or related to the issuance of TXI Common Stock (or securities convertible are exchangeable for TXI Common Stock) as consideration in an acquisition transaction that was entered into prior to the commencement of such Extension Period).

     For so long as the Preferred Securities remain outstanding, TXI will (i) directly or indirectly maintain 100% ownership of the Common Securities of the Trust; provided, however, that any permitted successor of TXI under the Indenture may succeed to TXI's ownership of such Common Securities and (ii) use its reasonable efforts to cause the Trust (a) to remain a statutory business trust, except in connection with the distribution of Convertible Subordinated Debentures to the holders of Preferred Securities in liquidation of the Trust, the redemption of all of the Preferred Securities of the Trust, or certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement, and (b) otherwise to continue to be classified as a grantor trust for United States federal income tax purposes.

OPTIONAL REDEMPTION

     TXI shall have the right to redeem the Convertible Subordinated Debentures, in whole or in part, from time to time, on or after June 30, 2001, or at any time in certain circumstances upon the occurrence of a Tax Event as described under "Description of the Preferred Securities -- Special Event Redemption or Distribution," upon not less than 30 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest, including Additional Interest (as defined herein), if any, to the redemption date. If a partial redemption of the Preferred Securities resulting from a partial redemption of the Convertible Subordinated Debentures would result in the delisting of the Preferred Securities, TXI may redeem the Convertible Subordinated Debentures only in whole.

MANDATORY REDEMPTION

     The Convertible Subordinated Debentures will mature on June 30, 2028, and may be redeemed, in whole or in part, at any time on or after June 30, 2001, or at any time, in whole or in part, in certain circumstances upon the occurrence of a Tax Event.

POSSIBLE TAX LEGISLATION OR ADVERSE TAX DECISIONS

     Certain legislative proposals made in 1996 and 1997, if they had been enacted, would have adversely affected the ability of the Company to deduct interest paid on the Convertible Subordinated Debentures. Although these proposals were not enacted, there is no assurance that after the date hereof legislation adversely affecting the ability of the Company to deduct the interest payable on the Convertible Subordinated Debentures will not be enacted. If adverse legislation is enacted in the future and applied to the Convertible Subordinated Debentures, such legislation could give rise to a Tax Event which could, in certain circumstances, require the dissolution of the Trust or permit TXI to redeem the Convertible Subordinated Debentures or advance the Stated Maturity of the Convertible Subordinated Debentures.

     In addition, the Service recently asserted that interest payable on a security with characteristics and issued in circumstances similar to the characteristics and issuance of the Convertible Subordinated Debentures was not deductible for United States federal income tax purposes. The taxpayer in that case has filed a petition in the United States Tax Court challenging the IRS's position on this matter. If this matter is litigated and the Tax Court sustains the Service's position, such judicial decision could give rise to a Tax Event which could, in certain circumstances, require the dissolution of the Trust or permit TXI to redeem the Convertible Subordinated Debentures.

     Because of the possibility of adverse future legislation, case law, and/or IRS positions, there is no assurance that a Tax Event will not occur.

INTEREST

     Each Convertible Subordinated Debenture will bear interest at the annual rate of 5.5% from the original date of issuance, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, an "Interest Payment Date"), commencing September 30, 1998, to the person in whose name such Convertible Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the Business Day next preceding such Interest Payment Date. In the event the Convertible Subordinated Debentures do not continue to remain in book-entry only form, TXI will select a record date which shall be 15 days prior to each Interest Payment Date.

     Interest on the Convertible Subordinated Debentures payable for any full quarterly period shall be computed on the basis of a 360-day year of twelve 30-day months and interest on the Convertible Subordinated Debentures for any partial period shall be computed on the basis of the number of days elapsed in a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Convertible Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     TXI will have the right at any time, and from time to time, during the term of the Convertible Subordinated Debentures to defer payments of interest by extending the interest payment period for a period not exceeding 20 consecutive quarters, provided that no Extension Period may extend beyond the maturity of the Convertible Subordinated Debentures. At the end of an Extension Period, TXI will pay all interest then accrued and unpaid (including any Additional Interest) (together with interest thereon at the rate specified for the Convertible Subordinated Debentures to the extent permitted by applicable law). During any such Extension Period, TXI will not and shall not permit any subsidiary to, (i) declare or pay any dividends or distributions on or redeem, purchase, acquire or make a liquidation payment with respect to, any of TXI's capital stock, (ii) make any payment of principal of, premium, if any, or interest on or repay, repurchase or redeem any debt security of TXI that ranks pari passu with or junior in interest to the Convertible Subordinated Debentures or (iii) make any guarantee payments with respect to any guarantee by TXI of the debt securities of any subsidiary if such guarantee ranks pari passu with or junior in interest to the Convertible Subordinated Debentures (other than (a) dividends or distributions in TXI's capital stock, (b) any declaration of a dividend in connection with the implementation of a Rights Plan or the redemption or repurchase of any rights distributed pursuant to a Rights Plan,
(c) payments under the Preferred Securities Guarantee and (d) purchases of TXI Common Stock related to the issuance of TXI Common Stock or rights under any of TXI's benefit plans for its directors, officers or employees, related to the issuance of TXI Common Stock or rights under a dividend reinvestment and stock purchase plan or related to the issuance of TXI Common Stock (or securities convertible or exchangeable for TXI Common Stock) as consideration in an acquisition transaction that was entered into prior to the commencement of such Extension Period). Prior to the termination of any such Extension Period, TXI may further defer payments of interest by extending the interest payment period, provided that such Extension Period together with all such previous and further extensions thereof may not exceed 20 consecutive quarters and no Extension Period may extend beyond the maturity of the Convertible Subordinated Debentures. Upon the termination of Extension Period and the payment of all amounts then due, TXI may elect a new Extension Period, as if no Extension Period had previously been declared, subject to the above requirements. No interest during an Extension Period, except at the end thereof, shall be due and payable. TXI has no current intention of exercising its rights to defer payments of interest by extending the interest payment period on the Convertible Subordinated Debentures. If the Property Trustee shall be the sole holder of the Convertible Subordinated Debentures, TXI shall give the Administrative Trustees and the Property Trustee notice of its selection of such Extension Period one Business Day prior to the earlier of (i) the date distributions on the Preferred Securities are payable or (ii) the date the Administrative Trustees are required to give notice to the NYSE or other applicable self-regulatory organization or to holders of the Preferred Securities of the record date or the date such distribution is payable, but in any event not less than one Business Day prior to such record date. The Administrative Trustees will give notice of TXI's election of such Extension Period to the holders of the Preferred Securities. If the Property Trustee shall not be the sole holder of the Convertible Subordinated Debentures, TXI will give the holders of the Convertible Subordinated Debentures notice of its selection of such Extension Period ten Business Days prior to the earlier of (i) the next Interest Payment Date or (ii) the date TXI is required to give notice to the NYSE or other applicable self-regulatory organization or to holders of the Convertible Subordinated Debentures of the record or payment date of such related interest payment.

ADDITIONAL INTEREST

     If at any time the Trust shall be required to pay any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States, or any other taxing authority, then, in any such case, TXI will pay as additional interest ("Additional Interest") such additional amounts as shall be required so that the net amounts received and retained by the Trust after paying such taxes, duties, assessments or other governmental charges will be not less than the amounts the Trust would have received had no such taxes, duties, assessments or other governmental changes been imposed.

INDENTURE EVENTS OF DEFAULT

     If any Indenture Event of Default shall occur and be continuing, the Property Trustee, as the holder of the Convertible Subordinated Debentures, will have the right to declare the principal of and the interest on the Convertible Subordinated Debentures (including Additional Interest, if any) and any other amounts payable under the Indenture to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Convertible Subordinated Debentures.

     The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to the Convertible Subordinated Debentures:

          (a) failure for 30 days to pay interest on the Convertible Subordinated Debentures, including any Additional Interest in respect thereof, when due; provided, however, that a valid extension of the interest payment period by TXI shall not constitute a default in the payment of interest for this purpose;

          (b) failure to pay principal or premium, if any, on the Convertible Subordinated Debentures when due whether at maturity or upon earlier redemption;

          (c) failure to observe or perform any other covenant contained in the Indenture for 90 days after written notice to TXI from the Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Convertible Subordinated Debentures;

          (d) certain events of bankruptcy, insolvency, or reorganization of TXI; or

          (e) the voluntary or involuntary dissolution, winding-up or termination of the Trust, except in connection with the distribution of Convertible Subordinated Debentures to the holders of Preferred Securities in liquidation of the Trust and in connection with certain mergers, consolidations or amalgamation permitted by the Trust Agreement.

     The holders of a majority in aggregate outstanding principal amount of the Convertible Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee. The Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Convertible Subordinated Debentures may declare the principal due and payable immediately on default, but the holders of a majority in aggregate outstanding principal amount may annul such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and any applicable premium has been deposited with the Indenture Trustee.

     The holders of a majority in aggregate outstanding principal amount of the Convertible Subordinated Debentures affected thereby, on behalf of the holders of all the Convertible Subordinated Debentures, may waive any past default, except (i) a default in the payment of principal, premium, if any, or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and any applicable premium has been deposited with the Indenture Trustee) or (ii) a default in the covenant of TXI not to declare or pay dividends on, or redeem, purchase or acquire any of its capital stock during an Extension Period. An Indenture Event of Default also constitutes a Trust Agreement Event of Default. The holders of Preferred Securities in certain circumstances have the right to direct the Property Trustee to exercise its rights as the holder of the Convertible Subordinated Debentures. See "Description of the Preferred Securities -- Trust Agreement Events of Default" and "Description of the Preferred Securities -- Voting Rights."

     Notwithstanding the foregoing, if a Trust Agreement Event of Default has occurred and is continuing and such event is attributable to the failure of TXI to pay interest or principal on the Convertible Subordinated Debentures on the date such interest or principal is otherwise payable, a holder of Preferred Securities may institute a direct action for payment on or after the respective due date specified in the Convertible Subordinated Debentures. TXI may not amend the Indenture to remove the foregoing right to bring a direct action without the prior written consent of the holders of all of the Preferred Securities. Notwithstanding any payment made to such holder of Preferred Securities by TXI in connection with such a direct action, TXI will remain obligated to pay the principal of or interest on the Convertible Subordinated Debentures held by the Trust or Property Trustee, and TXI shall be subrogated to the rights of the holder of such Preferred Securities with respect to payments on the Preferred Securities to the extent of any payments made by TXI to such holder in any such direct action. The holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Convertible Subordinated Debentures.

BOOK-ENTRY AND SETTLEMENT

     If distributed to holders of Preferred Securities in connection with the voluntary or involuntary dissolution, winding-up or liquidation of the Trust as a result of the occurrence of a Special Event, the Convertible Subordinated Debentures will be issued in the form of one or more global certificates (each, a "Global Security") registered in the name of the depositary or its nominee. Except under the limited circumstances described below, Convertible Subordinated Debentures represented by the Global Security will not be exchangeable for, and will not otherwise be issuable as, Convertible Subordinated Debentures in definitive form. The Global Securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such a Global Security.

     Except as provided below, owners of beneficial interests in such a Global Security will not be entitled to receive physical delivery of Convertible Subordinated Debentures in definitive form and will not be considered the Holders (as defined in the Indenture) thereof for any purpose under the Indenture, and no Global Security representing Convertible Subordinated Debentures shall be exchangeable, except for another Global Security of like denomination and tenor to be registered in the name of the depositary or its nominee or to a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture.

     If Convertible Subordinated Debentures are distributed to holders of Preferred Securities in liquidation of such holders' interests in the Trust, DTC will act as securities depositary for the Convertible Subordinated Debentures. For a description of DTC and the specific terms of the depository arrangements, see "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company." The description therein of DTC's book-entry system and DTC's practices as they relate to purchases, transfers, notices and payments with respect to the Preferred Securities apply in all material respects to any debt obligations represented by one or more Global Securities held by DTC. TXI may appoint a successor to DTC or any successor depositary in the event DTC or such successor depositary is unable or unwilling to continue as depositary.

     None of TXI, the Trust, the Indenture Trustee, any Paying Agent and any other agent of TXI or the Indenture Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for such Convertible Subordinated Debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     A Global Security will be exchangeable for Convertible Subordinated Debentures registered in the names of persons other than the depositary or its nominee only if (i) the depositary notifies TXI that it is unwilling or unable to continue as a depositary for such Global Security and no successor depositary shall have been appointed, or if at any time the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), at a time when the depositary is required to be so registered to act as such depositary and no successor depositary shall have been appointed, (ii) TXI in its sole discretion determines that such Global Security shall be so exchangeable or (iii) there shall have occurred an Event of Default with respect to the Convertible Subordinated Debentures. Any Global Security that is exchangeable pursuant to the preceding sentence will be exchangeable for Convertible Subordinated Debentures registered in such names as the depositary shall direct. It is expected that such instructions will be based upon directions received by the depositary from its Participants with respect to ownership of beneficial interests in such Global Security.

     In the event the Convertible Subordinated Debentures are not represented by one or more Global Securities, certificates evidencing Convertible Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of the Securities Registrar or at the office of any transfer agent designated by TXI for such purpose with respect to the Convertible Subordinated Debentures, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such registration of transfer or exchange will be effected upon the Securities Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. TXI has appointed the Indenture Trustee as Securities Registrar with respect to the Convertible Subordinated Debentures. TXI may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that TXI will be required to maintain a transfer agent at the place of payment. TXI may at any time designate additional transfer agents with respect to the Convertible Subordinated Debentures.

     In the event of any redemption in part, TXI will not be required to (i) issue, register the transfer of or exchange Convertible Subordinated Debentures during a period beginning at the opening of business 15 days before any selection for redemption of Convertible Subordinated Debentures and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of the Convertible Subordinated Debentures and (ii) register the transfer of or exchange any Convertible Subordinated Debentures so selected for redemption, in whole or in part, except the unredeemed portion of any Convertible Subordinated Debentures being redeemed in part.

PAYMENT AND PAYING AGENTS

     Payment of principal of and premium (if any) on the Convertible Subordinated Debentures will be made only against surrender to the Paying Agent of the Convertible Subordinated Debentures. Principal of and any premium and interest, if any, on Convertible Subordinated Debentures will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as TXI may designate from time to time, except that at the option of TXI payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Securities Register with respect to

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

the Convertible Subordinated Debentures. Payment of interest on Convertible Subordinated Debentures on any Interest Payment Date will be made to the person in whose name the Convertible Subordinated Debentures (or predecessor security) is registered at the close of business on the Regular Record Date for such interest payment.

     The Indenture Trustee will act as Paying Agent with respect to the Convertible Subordinated Debentures. TXI may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that TXI will be required to maintain a Paying Agent at the place of payment.

     All amounts paid by TXI to a Paying Agent for the payment of the principal of or premium or interest, if any, on the Convertible Subordinated Debentures which remain unclaimed at the end of two years after such principal, premium, if any, or interest shall have become due and payable will be repaid to TXI and the holder of such Convertible Subordinated Debentures will thereafter look only to TXI for payment thereof.

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting TXI and the Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the Convertible Subordinated Debentures, to modify the Indenture or any supplemental indenture affecting that series or the rights of the Holders of the Convertible Subordinated Debentures; provided, that no such modification may, without the consent of the Holder of each outstanding Convertible Subordinated Debenture affected thereby, (i) extend the fixed maturity of the Convertible Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, without the consent of the Holder of Convertible Subordinated Debentures so affected or (ii) reduce the percentage of Convertible Subordinated Debentures, the Holders of which are required to consent to any such supplemental indenture.

     In addition, TXI and the Indenture Trustee may execute, without the consent of Holders of the Convertible Subordinated Debentures, any supplemental indenture for certain other usual purposes including the creation of any new series of convertible subordinated debentures.

CONSOLIDATION, MERGER AND SALE

     The Indenture provides that TXI will not consolidate with or merge into any other corporation or convey, transfer or lease its assets substantially as an entirety unless (i) the successor is a corporation organized in the United States and expressly assumes the due and punctual payment of the principal of, premium, if any, and interest on all Convertible Subordinated Debentures issued thereunder and the performance of every other covenant of the Indenture on the part of TXI and (ii) immediately thereafter no Event of Default and no event that, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing. Upon any such consolidation, merger, conveyance or transfer, the successor corporation shall succeed to and be substituted for TXI under the Indenture and thereafter the predecessor corporation shall be relieved of all obligations and covenants under the Indenture and the Convertible Subordinated Debentures.

DEFEASANCE AND DISCHARGE

     Under the terms of the Indenture, TXI will be discharged from any and all obligations in respect of the Convertible Subordinated Debentures (except in each case for certain obligations to register the transfer of or exchange Convertible Subordinated Debentures, replace stolen, lost or mutilated Convertible Subordinated Debentures, maintain paying agencies and hold funds for payment in trust) if TXI deposits with the Indenture Trustee, in trust, cash or government obligations, in an amount sufficient to pay all the principal of, and interest on, the Convertible Subordinated Debentures on the dates such payments are due in accordance with the terms of the Convertible Subordinated Debentures.

     For federal income tax purposes, any such defeasance of the Convertible Subordinated Debentures will be treated as a taxable exchange of the Convertible Subordinated Debentures for an issue of obligations of the

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

trust or a direct interest in the cash or government securities held in the Trust. In that case, holders of the Preferred Securities would recognize gain or loss as if the trust obligations or the cash or government obligations deposited, as the case may be, had actually been received by them in exchange for their Preferred Securities. Such holders thereafter would be required to include in income a share of the income, gain or loss of the Trust. The amount so required to be included in income could be a different amount than would be includable in the absence of defeasance. Holders of the Preferred Securities should consult their own tax advisors as to the specific consequences of defeasance.

GOVERNING LAW

     The Indenture and the Convertible Subordinated Debentures will be governed by, and construed in accordance with, the internal laws of the State of New York.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     The Indenture Trustee, prior to default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Convertible Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Indenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Indenture Trustee reasonable believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

     TXI will have the right at all times to assign any of its rights or obligations under the Indenture to a direct or indirect wholly-owned subsidiary of TXI; provided, that in the event of any such assignment, TXI will remain liable for all the their respective obligations. Subject to the foregoing, the Indenture will be binding upon an inure to the benefit of the parties thereto and their respective successors and assigns. The Indenture provides that it may not otherwise be assigned by the parties thereto.

     The Indenture will also provide that TXI will pay all fees and expenses related to (i) the offering of the Trust Securities and the Convertible Subordinated Debentures, (ii) the organization, maintenance and dissolution of the Trust, (iii) the retention of the Administrative Trustees and (iv) the enforcement by the Property Trustee of the rights of holders of Preferred Securities.

      EFFECT OF OBLIGATIONS UNDER THE CONVERTIBLE SUBORDINATED DEBENTURES
                     AND THE PREFERRED SECURITIES GUARANTEE

     As set forth in the Trust Agreement, the sole purpose of the Trust is to issue Trust Securities and invest the proceeds thereof in the Convertible Subordinated Debentures.

     As long as payments of interest and other payments are made when due on the Convertible Subordinated Debentures, such payments will be sufficient to cover Distributions and payments due on the Preferred Securities primarily because (i) the aggregate principal amount of Convertible Subordinated Debentures will be equal to the sum of the aggregate stated liquidation amount of the Preferred Securities; (ii) the interest rate and interest and other payment dates on the Convertible Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Preferred Securities; (iii) TXI will pay all costs and expenses of the Trust; and (iv) the Trust Agreement provides that the Trustees will not cause or permit the Trust to, among other things, engage in any activity that is not consistent with the purposes of the Trust.

     Payments of Distributions (to the extent funds therefor are available) and other payments due on the Preferred Securities (to the extent funds therefor are available) are guaranteed by TXI as and to the extent set forth under "Description of the Preferred Securities Guarantee." If TXI does not make interest payments on
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

the Convertible Subordinated Debentures purchased by the Trust, it is expected that the Trust will not have sufficient funds to pay Distributions on the Preferred Securities. The Preferred Securities Guarantee is a guarantee on a subordinated basis from the time of its issuance, but does not apply to any payment of Distributions unless and until the Trust has sufficient funds for the payment of such distributions.

     If TXI fails to make interest or other payments on the Convertible Subordinated Debentures when due (taking into account any Extension Period), the Trust Agreement provides a mechanism whereby the holders of the Preferred Securities, using the procedures described in "Description of the Preferred Securities -- Voting Rights," may (i) appoint a Special Administrative Trustee and (ii) direct the Property Trustee to enforce its rights under the Convertible Subordinated Debentures, including proceeding directly against TXI to enforce the Convertible Subordinated Debentures. If the Property Trustee fails to enforce its rights under the Convertible Subordinated Debentures, a holder of Preferred Securities may institute a legal proceeding directly against TXI to enforce the Property Trustee's rights under the Convertible Subordinated Debentures without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, if a Trust Agreement Event of Default has occurred and is continuing and such event is attributable to the failure of TXI to pay interest or principal on the Convertible Subordinated Debentures on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a holder of Preferred Securities may institute an action for payment on or after the respective due date specified in the Convertible Subordinated Debentures, in connection with such action. TXI will be subrogated to the rights of such holder of Preferred Securities under the Trust Agreement to the extent of any payment made by TXI to such holder of Preferred Securities in such action. TXI, under the Preferred Securities Guarantee, acknowledges that the Preferred Guarantee Trustee will enforce the Preferred Securities Guarantee on behalf of the holders of the Preferred Securities.

     If TXI fails to make payments under the Preferred Securities Guarantee, the Preferred Securities Guarantee provides a mechanism whereby the holders of the Preferred Securities may direct the Preferred Guarantee Trustee to enforce its rights thereunder. If the Preferred Guarantee Trustee fails to enforce the Preferred Securities Guarantee, any holder of Preferred Securities may institute a legal proceeding directly against TXI to enforce the Preferred Guarantee Trustee's rights under the Preferred Securities Guarantee, without first instituting a legal proceeding against the Trust, the Preferred Guarantee Trustee or any other person or entity.

     The Preferred Securities Guarantee, when taken together with TXI's obligations under the Convertible Subordinated Debentures, the Indenture and the Trust Agreement, including its obligations under the Indenture to pay costs, expenses, debts and liabilities of the Trust (other than with respect to the Trust Securities), will provide a full and unconditional guarantee of amounts due on the Preferred Securities. See "Description of the Preferred Securities Guarantee -- General."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Preferred Securities to a holder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States or any state thereof or the District of Columbia or an estate or trust described in Section 7701(a)(30) of the Code (a "Holder"). Except as set forth below, this summary does not address the United States federal income tax consequences to persons other than Holders.

     This summary is based on the United States federal income tax laws, regulations and rulings and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. This summary does not address the tax consequences applicable to investors that may be subject to special tax rules such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment or as other than a capital asset. This summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to
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

shareholders, partners or beneficiaries of a Holder. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to a Holder.

CLASSIFICATION OF TXI CAPITAL TRUST I

     Locke Purnell Rain Harrell (A Professional Corporation), counsel to TXI, is of the opinion that, under current law and assuming full compliance with the terms of the Indenture and the Trust Agreement (and certain other documents), TXI Capital Trust I will be classified as a "grantor trust" for federal income tax purposes and will not be classified as an association taxable as a corporation or a partnership. Each Holder will be treated as owning an undivided beneficial interest in the Convertible Subordinated Debentures. Accordingly, each Holder will be required to include in its gross income any interest or accrued original issue discount ("OID") with respect to its allocable share of Convertible Subordinated Debentures. Investors should be aware that any opinion of Locke Purnell Rain Harrell does not address any other issue and is not binding on the Internal Revenue Service (the "Service") or the courts.

CLASSIFICATION OF CONVERTIBLE SUBORDINATED DEBENTURES

     TXI, the Trust and the holders of the Preferred Securities (by acceptance of a beneficial interest in the Convertible Subordinated Debentures) will agree to treat the Convertible Subordinated Debentures as indebtedness for all United States federal income tax purposes. In connection with the issuance of the Convertible Subordinated Debentures, Locke Purnell Rain Harrell will deliver its opinion that, under current law and based on certain representations, facts and assumptions set forth in such opinion, the Convertible Subordinated Debentures should be classified as indebtedness for United States federal income tax purposes.

INTEREST INCOME AND ORIGINAL ISSUE DISCOUNT

     Unless the Convertible Subordinated Debentures are issued with OID, stated interest on the Convertible Subordinated Debentures will be taxable to a Holder as ordinary income at the time such interest is paid (if the Holder uses the cash method of accounting for tax purposes) or accrued (if the Holder uses the accrual method of accounting for tax purposes). Under regulations of the United States Treasury Department, the Convertible Subordinated Debentures will not be considered issued with OID if the likelihood of TXI exercising its right to defer interest is considered a "remote" contingency at the time the Convertible Subordinated Debentures are issued. TXI believes that such likelihood is remote, because exercise of its right to defer interest would prevent TXI from declaring dividends on its capital stock. Accordingly, TXI intends to take the position that the Convertible Subordinated Debentures will not be issued with OID. However, the definition of the term "remote" in the regulations has not yet been addressed in any rulings or other interpretations by the Service, and it is possible that the Service would assert that the Convertible Subordinated Debentures were issued with OID. A determination that the Convertible Subordinated Debentures were issued with OID would not result in substantially different United States federal income tax consequences to accrual method taxpayers or to cash-method taxpayers whose taxable year is the calendar year. Holders not described in the preceding sentence, if any, would recognize acceleration of up to three months' accrued interest.

     If, notwithstanding TXI's current belief, it does exercise its right to defer interest payments, the Convertible Subordinated Debentures would be treated as if they were retired and then reissued with OID at such time. In such case, the amount of OID would generally be equal to the interest payable thereafter.

     If the Convertible Subordinated Debentures are treated as having been issued or reissued with OID (either because TXI exercises its right to defer interest payments or because the likelihood of exercise of such right is not considered a remote contingency at the time of issuance), Holders would include that interest in income on an accrual basis, regardless of their method of tax accounting. The amount of OID that accrued in any quarter would approximately equal the amount of interest that accrued on the Convertible Subordinated Debentures in that quarter at the stated interest rate. If interest payments were received later than the taxable

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

year in which the interest accrued, OID treatment would have the effect of accelerating the reporting of income for Holders who otherwise use a cash method of tax reporting.

     Corporate Holders of Preferred Securities will not be entitled to a dividends-received deduction with respect to any interest earned with respect to the Preferred Securities.

PREMIUM AND MARKET DISCOUNT

     To the extent a Holder acquires its Preferred Securities at a price that is greater or less than the principal payable at maturity (or, if the Convertible Subordinated Debentures are treated as having been issued or reissued with OID, the adjusted issue price) of such Holder's share of Convertible Subordinated Debentures (which generally should approximate par plus any OID accrued with respect to unpaid interest), the Holder will be deemed to have acquired its interest in the Preferred Securities with premium or with market discount, as the case may be. A Holder acquiring Preferred Securities at a premium may elect to reduce the amount of interest payments (and will reduce the amount of OID, if any) required to be included in income to reflect amortization of the premium over the remaining term. A Holder acquiring Preferred Securities at a market discount will also include the amount of such discount in income in accordance with the market discount rules described below.

     A Holder acquiring Preferred Securities at a market discount generally will be required to recognize ordinary income to the extent of accrued market discount upon the retirement of the underlying Convertible Subordinated Debentures or, to the extent of any gain, upon the disposition of the Preferred Securities. Such market discount would accrue ratably, or, at the election of the Holder, under a constant yield method over the remaining term of the Convertible Subordinated Debentures. A Holder will also be required to defer the deduction of a portion of the interest paid or accrued on indebtedness incurred to purchase or carry Preferred Securities acquired with market discount. In lieu of the foregoing, a Holder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such Holder in the taxable year of the election or thereafter, in which case the interest deferral rule will not apply.

RECEIPT OF CONVERTIBLE SUBORDINATED DEBENTURES UPON LIQUIDATION OF THE TRUST

     Under certain circumstances, as described under the caption "Description of the Preferred Securities -- Special Event Redemption or Distribution," Convertible Subordinated Debentures may be distributed to Holders in exchange for the Preferred Securities and in liquidation of the Trust. Under current law, such a distribution would be treated as a non-taxable event to each Holder, and each Holder would receive an aggregate tax basis in the Convertible Subordinated Debentures equal to such Holder's aggregate tax basis in its Preferred Securities. A Holder's holding period in the Convertible Subordinated Debentures so received in liquidation of the Trust would include the period for which the Preferred Securities were held by such Holder.

SALE OF PREFERRED SECURITIES AND REDEMPTION OF CONVERTIBLE SUBORDINATED
DEBENTURES

     A Holder that sells Preferred Securities, or whose Preferred Securities or Convertible Subordinated Debentures (which shall have been distributed to Holders upon liquidation of the Trust) are redeemed whether pursuant to a Tax Event or otherwise, will recognize gain or loss equal to the difference between its adjusted tax basis in the Preferred Securities or Convertible Subordinated Debentures and the amount realized on the sale or redemption. A Holder's adjusted tax basis in the Preferred Securities or Convertible Subordinated Debentures generally will be its initial purchase price increased by OID, if any, previously includible in such Holder's gross income to the date of disposition (and the accrual of market discount, if any) and decreased by payments (other than payments of interest not reflected in OID) received on the Preferred Securities and/or Convertible Subordinated Debentures and by any premium that the Holder has taken into account. Subject to the market discount rules described above, any such gain or loss generally will be capital gain or loss.

     The Preferred Securities may trade at prices that do not accurately reflect the value of accrued but unpaid interest with respect to the underlying Convertible Subordinated Debentures. A Holder that uses the accrual method of accounting for tax purposes (and a cash method Holder if the Convertible Subordinated
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

Debentures are deemed to have been issued with OID) and that disposes of Preferred Securities between record dates for payments of Distributions thereon will be required to include accrued but unpaid interest on the Convertible Subordinated Debentures through the date of disposition in income as ordinary income, and to add such amount to such Holder's adjusted tax basis in the pro rata share of the underlying Convertible Subordinated Debentures deemed disposed of. To the extent that the selling price is less than the Holder's adjusted tax basis (so determined) a Holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

CONVERSION OF PREFERRED SECURITIES INTO TXI COMMON STOCK

     A Holder of Preferred Securities generally will not recognize income, gain or loss upon the conversion through the Conversion Agent, of its Preferred Securities into shares of TXI Common Stock. A Holder will, however, recognize gain upon the receipt of cash in lieu of a fractional share of TXI Common Stock equal to the amount of cash received less the Holder's tax basis in the fractional share, and to the extent that the TXI Common Shares issued upon conversion are treated as attributable to accrued interest on the Preferred Securities. A Holder's obligation to include in income OID, if any, with respect to the Preferred Securities would cease upon the date of conversion. To the extent that the Preferred Securities converted are subject to accrued market discount, as discussed above, the amount of the accrued market discount will carry over to the TXI Common Stock on conversion, and gain on the disposition of the TXI Common Stock will be treated as ordinary income on such disposition to the extent of the accrued market discount. A Holder's tax basis in the TXI Common Stock received upon exchange and conversion should generally be equal to the Holder's tax basis in the Preferred Securities delivered to the Conversion Agent for exchange less the basis allocated to any fractional share for which cash is received and a Holder's holding period in the TXI Common Stock received upon exchange and conversion will generally begin on the date that the Holder acquired the Preferred Securities delivered to the Conversion Agent for exchange.

ADJUSTMENT OF CONVERSION RATIO

     Adjustments in the conversion price of the Preferred Securities made pursuant to the anti-dilution provisions thereof to reflect distributions to holders of TXI Common Stock that are taxable as dividends to such holders may result in constructive distributions to Holders of Preferred Securities that could be taxable to them as dividends pursuant to Section 305 of the Code. Therefore, Holders of Preferred Securities could have an amount included in gross income as a result of an event pursuant to which they received no cash or property that could be used to pay any related tax.

POSSIBLE TAX LEGISLATION OR ADVERSE TAX DECISIONS

     Certain legislative proposals made in 1996 and 1997, if they had been enacted, would have adversely affected the ability of the Company to deduct interest paid on the Convertible Subordinated Debentures. Although these proposals were not enacted, there is no assurance that after the date hereof legislation adversely affecting the ability of the Company to deduct the interest payable on the Convertible Subordinated Debentures will not be enacted. If adverse legislation is enacted in the future and applied to the Convertible Subordinated Debentures, such legislation could give rise to a Tax Event which could, in certain circumstances, require the dissolution of the Trust or permit TXI to redeem the Convertible Subordinated Debentures or advance the Stated Maturity of the Convertible Subordinated Debentures.

     In addition, the Service recently asserted that interest payable on a security with characteristics and issued in circumstances similar to the characteristics and issuance of the Convertible Subordinated Debentures was not deductible for United States federal income tax purposes. The taxpayer in that case has filed a petition in the United States Tax Court challenging the IRS's position on this matter. If this matter is litigated and the Tax Court sustains the Service's position, such judicial decision could give rise to a Tax Event which could, in certain circumstances, require the dissolution of the Trust or permit TXI to redeem the Convertible Subordinated Debentures.

     Because of the possibility of adverse future legislation, case law, and/or IRS positions, there is no assurance that a Tax Event will not occur.

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

FOREIGN INVESTORS

     Subject to the discussion of backup withholding below, interest (including
OID) with respect to the Preferred Securities paid to a nonresident alien individual, foreign corporation, foreign partnership or foreign estate or trust (collectively, "United States Alien Holder") will be exempt from U.S. withholding tax, provided that the United States Alien Holder complies with applicable certification requirements (and does not actually or constructively own 10% or more of the total combined voting owner of all classes of stock of TXI and is not a controlled foreign corporation related to TXI or its affiliates).

     On October 14, 1997, the Service published in the Federal Register final regulations (the "1997 Final Regulations") which affect the United States taxation of United States Alien Holders. The 1997 Final Regulations are effective for payments after December 31, 1999, regardless of the issue date of the instrument with respect to which such payments are made, subject to certain transition rules. In general, the 1997 Final regulations provide certification requirements designed to simplify compliance by those responsible for withholding on payments to United States Alien Holders. Among other provisions, the 1997 Final Regulations provide, in the case of an entity classified as a foreign partnership under United States tax principles, that the partners, rather than the partnership, generally will be required to provide the required certification to qualify for an exemption from withholding.

INFORMATION REPORTING TO HOLDERS

     Subject to the qualifications discussed below, income on the Preferred Securities will be reported to Holders on Form 1099, which forms should be mailed to Holders of Preferred Securities by January 31 following each calendar year.

     The Trust will be obligated to report annually to Cede & Co., as Holder of record of the Preferred Securities, the interest (and OID, if any) with respect to the Preferred Securities that accrued during that year. The Trust currently intends to report such information on Form 1099 prior to January 31 following each calendar year even though the Trust is not legally required to report to record Holders until April 15 following each calendar year.

BACKUP WITHHOLDING

     Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax of 31% unless the Holder or the United States Alien Holder complies with certain identification or certification requirements. Any withheld amounts will be allowed as a credit against the holder's United States federal income tax, if any, provided the required information is provided to the Service.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                          CERTAIN ERISA CONSIDERATIONS

     Before authorizing an investment in the Preferred Securities, fiduciaries of pension, profit sharing or other employee benefit plans ("Plans") subject to Employee Retirement Income Security Act of 1974, as amended ("ERISA") should consider, among other matters, (i) ERISA's fiduciary standards (including its prudence and diversification requirements), (ii) whether such fiduciaries have authority to make such investment in the Preferred Securities under the applicable Plan investment policies and governing instruments and (iii) rules under ERISA and the Code that prohibit Plan fiduciaries from causing a Plan to engage in a "prohibited transaction."

     Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "Plans"), from, among other things, engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (collectively, "Parties in Interest") with respect to such Plan. A violation of these "prohibit transaction" rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. Such administrative exemptions include prohibited transaction class exemptions ("PTCE's"), such as PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).

     The Department of Labor has issued a regulation (29 C.F.R. Section 2510.3-101) (the "Plan Assets Regulation") concerning the definition of what constitutes the assets of a Plan. The Plan Assets Regulation provides that, as a general rule, the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which a Plan makes an "equity" investment will be deemed, for purposes of ERISA, to be assets of the investing Plan unless certain exceptions apply.

     Pursuant to an exception contained in the Plan Assets Regulations, the assets of the Trust would not be deemed to be "plan assets" of investing Plans if the equity interests acquired by employee benefit plans are "publicly-offered securities" -- that is, they are (i) widely held (i.e., owned by more than 100 investors independent of the issuer and of each other), (ii) freely transferable and (iii) sold as part of an offering pursuant to an effective registration statement under the Securities Act and then timely registered under Section 12(b) or 12(g) of the Exchange Act. It is expected that the Preferred Securities will meet the criteria of "publicly-offered securities" above. The Underwriters expect that the Preferred Securities will be held by at least 100 independent investors at the conclusion of the offering; there are no restrictions imposed on the transfer of the Preferred Securities; and the Preferred Securities will be sold as part of an offering pursuant to an effective registration statement under the Securities Act, and then will be timely registered under the Exchange Act.

     Although it is expected that the assets of the Trust should not be deemed to be "plan assets" of an investing Plan, if TXI or the Trust is a Party in Interest with respect to the Plan, in the absence of an applicable exemption, the Plan's purchase of the Preferred Securities from the Company would likely constitute a prohibited transaction under Section 406(a)(1)(a) of ERISA and
Section 4975(c)(1)(a) of the Code. In addition, in the absence of an applicable exemption, certain other transactions coincident to the Preferred Securities may involve a prohibited transaction, such as a distribution of the Convertible Subordinated Debentures from the Trust to a Plan investor.

     Any plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Preferred Securities should consult with their own counsel to confirm that such investment will not result in a prohibited transaction that is not subject to an exemption and will satisfy any other applicable requirements of ERISA and the Code. Each purchaser using assets of a Plan to acquire Preferred Securities will be deemed to have represented that its purchase and holding of such Preferred Securities will not result in a non-exempt prohibited transaction under ERISA or the Code or will be covered by the exemptive relief provided by PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or another applicable exemption.

     Governmental Plans and certain church plans are not subject to ERISA, and are also not subject to the prohibited transaction provisions of Section 4975 of the Code. However, state laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction provisions similar to those under ERISA and the Code discussed above. Accordingly, fiduciaries of governmental and church plans, in consultation with their advisers, should consider the impact of their respective state laws on investments in the Preferred Securities and the considerations discussed above to the extent applicable.

                                  UNDERWRITING

     The names of the Underwriters of the Preferred Securities offered hereby and the aggregate number of Preferred Securities which each severally has agreed to purchase from the Trust, subject to the terms and conditions specified in the Underwriting Agreement among the Company, the Trust and the Underwriters, are as follows:

                                                                   NUMBER OF
                        UNDERWRITERS                          PREFERRED SECURITIES
                        ------------                          --------------------
SBC Warburg Dillon Read Inc. ...............................       3,400,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................         600,000
                                                                   ---------
          Total.............................................       4,000,000
                                                                   =========

     If any Preferred Securities offered hereby are purchased by the Underwriters, all such Preferred Securities will be so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such Preferred Securities, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the Preferred Securities offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The Preferred Securities offered hereby are being initially offered severally by the Underwriters for sale at the price set forth on the cover page hereof or at such price less a concession not in excess of $0.87 per share on sales to certain dealers. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other dealers. The offering of the Preferred Securities is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the public offering, the public offering price, the concession and the reallowance may be changed by the Underwriters.

     In view of the fact that the proceeds from the sale of the Preferred Securities will be used to purchase the Convertible Subordinated Debentures issued by TXI, the Underwriting Agreement provides that TXI will pay as compensation for the Underwriters arranging the investment therein of such proceeds an amount of $1.45 per Preferred Security (or $5,800,000 in the aggregate) for the accounts of the Underwriters. Therefore, to the extent of such sales, the aggregate amount of compensation will be less than that specified in the preceding sentence.

     Prior to this offering, there has been no public market for the Preferred Securities. The Preferred Securities have been approved for listing on the NYSE under the symbol "TXI PrS." Trading of the Preferred Securities on the NYSE is expected to commence within a 30-day period after the initial delivery of the Preferred Securities.

     In order to meet one of the requirements for listing the Preferred Securities on the NYSE, the Underwriters will undertake to sell the Preferred Securities to a minimum of 400 holders and thereby establish at least 1,000,000 Preferred Securities in the public float having a minimum aggregate market value of $4,000,000.

     TXI and the Trust have agreed that, during a period of 30 days from the date of this Prospectus, neither will offer, sell, contract to sell or otherwise dispose of any securities of TXI or the Trust that are substantially similar to the Preferred Securities, or that are convertible into or exchangeable for, or otherwise represent a right to acquire, any such securities, except in the offering or with the prior written consent of the Underwriters.

     The Company has granted to the Underwriters an option, which may be exercised within 30 days after the date of this Prospectus, to purchase up to an additional 600,000 Preferred Securities to cover over-allotments, if any, on the same terms per Preferred Security. To the extent the Underwriters exercise this option, each of the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional Preferred Securities proportionate to such Underwriter's initial commitment.

     The Company, and certain of the directors and executive officers of the Company (who in the aggregate beneficially own 791,590 shares of the Company's Common Stock), have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, transfer or otherwise encumber or dispose of any shares of the Company's Common Stock, or securities convertible or exchangeable for shares of the Company's Common Stock, for a period of 90 days after the date of this Prospectus without the prior written consent of SBC Warburg Dillon Read Inc.

     TXI and the Trust have agreed to indemnify the Underwriters and certain other persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the offering of the Preferred Securities, the Underwriters and any selling group members and their respective affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Specifically, the Underwriters may overallot by selling more Preferred Securities than they are committed to purchase from the Trust. In such a case, to cover all or part of the short position, the Underwriters may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriters also may engage in stabilizing transactions in which they bid for, and purchase. Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities distributed by that Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price of the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither TXI nor any Underwriter makes any representation or prediction as to the direction or magnitude of any offer that the transactions described above may have on the price of the Preferred Securities. The Underwriters are not required to engage in any of the foregoing transactions, and, if commenced, such transaction may be discontinued at anytime without notice.

     Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or financial services to TXI and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

                                 LEGAL MATTERS

     Certain matters of Delaware law relating to the Trust will be passed upon for the Company by Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware, special counsel to the Company. Certain legal matters will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas, and for the Underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of Texas Industries, Inc. as of May 31, 1995, 1996 and 1997, and for each of the three fiscal years then ended, appearing in this Prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company and the Trust have filed with the Securities and Exchange Commission (the "Commission"), through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), a registration statement on Form S-3 under the Securities Act with respect to the Preferred Securities offered hereby (the "Registration Statement"). This Prospectus, filed as part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Trust and the Preferred Securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith or incorporated by reference thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and in each such instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, including documents incorporated by reference, for a more complete description of the matters involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic registration statements filed through EDGAR may also be accessed electronically through the Commission's home page on the World Wide Web at http://www.sec.gov.

     The Company and the Trust are subject to the periodic reporting requirements of the Exchange Act, and in accordance therewith, it files reports, proxy statements and other information required thereby with the Commission via EDGAR. Copies of such material may be inspected and copied at the offices of the Commission and accessed electronically through the Commission's home page on the World Wide Web. Reports, proxy statements, other required information statements and other information concerning the Company may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission and are incorporated herein by reference:

     1. Annual Report on Form 10-K for the fiscal year ended May 31, 1997.

     2. Quarterly Report on Form 10-Q for the quarter ended August 31, 1997.

     3. Quarterly Report on Form 10-Q for the quarter ended November 30, 1997.

     4. Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.

     5. Current Report on Form 8-K dated July 30, 1997.

     6. Current Report on Form 8-K dated September 16, 1997.

     7. Current Report on Form 8-K dated January 26, 1998.

     8. Proxy Statement for the Annual Meeting of Stockholders held on October 21, 1997.

     9. The description of the Company's Common Stock contained in the Company's Registration Statement on Form S-3 No. 2-80855) dated January 13, 1973.

     All documents filed by the Company or the Trust pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Preferred Securities hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the Director-Investor Relations, of the Company at Texas Industries, Inc., 1341 West Mockingbird Lane, Dallas, Texas 75247-6913 or by telephone at (972) 647-6700.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets at May 31, 1997 and 1996........   F-3
Consolidated Statements of Income for the years ended May
  31, 1997, 1996 and 1995...................................   F-4
Consolidated Statements of Cash Flows for the years ended
  May 31, 1997, 1996 and 1995...............................   F-5
Consolidated Statements of Shareholders' Equity for the
  years ended May 31, 1997, 1996, 1995 and 1994.............   F-6
Notes to Consolidated Financial Statements..................   F-7
Consolidated Balance Sheets at February 28, 1998 (Unaudited)
  and May 31, 1997..........................................  F-14
Consolidated Statements of Income (Unaudited) for the three
  months ended February 28, 1998 and 1997 and the nine
  months ended February 28, 1998 and 1997...................  F-15
Consolidated Statements of Cash Flows (Unaudited) for the
  nine months ended February 28, 1998 and 1997..............  F-16
Notes to Consolidated Financial Statements (Unaudited)......  F-17

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Texas Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

Dallas, Texas
July 8, 1997

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     MAY 31,
                                                              ---------------------
                                                                1997         1996
                                                              --------     --------
                                                                 (IN THOUSANDS)
CURRENT ASSETS
  Cash......................................................  $ 19,834     $ 28,055
  Notes and accounts receivable.............................   122,783      113,762
  Inventories...............................................   167,146      150,526
  Prepaid expenses..........................................    34,613       32,574
                                                              --------     --------
          TOTAL CURRENT ASSETS..............................   344,376      324,917
OTHER ASSETS
  Real estate and other investments.........................    14,920       19,751
  Goodwill and other intangibles............................    63,297       60,377
  Other.....................................................    26,553       20,713
                                                              --------     --------
                                                               104,770      100,841
PROPERTY, PLANT AND EQUIPMENT
  Land and land improvements................................   118,248      110,836
  Buildings.................................................    66,156       60,610
  Machinery and equipment...................................   815,019      766,434
                                                              --------     --------
                                                               999,423      937,880
  Less allowances for depreciation..........................   600,646      562,575
                                                              --------     --------
                                                               398,777      375,305
                                                              --------     --------
                                                              $847,923     $801,063
                                                              ========     ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable....................................  $ 51,021     $ 56,652
  Accrued interest, wages and other items...................    36,909       35,446
  Current portion of long-term debt.........................    13,452       13,474
                                                              --------     --------
          TOTAL CURRENT LIABILITIES.........................   101,382      105,572
LONG-TERM DEBT..............................................   176,056      160,209
DEFERRED FEDERAL INCOME TAXES AND OTHER CREDITS.............    80,080       80,139
MINORITY INTEREST...........................................    37,594       35,121
SHAREHOLDERS' EQUITY
  Common stock, $1 par value................................    25,067       12,534
  Additional paid-in capital................................   255,149      266,303
  Retained earnings.........................................   262,774      193,929
  Cost of common shares in treasury.........................   (90,179)     (52,744)
                                                              --------     --------
                                                               452,811      420,022
                                                              --------     --------
                                                              $847,923     $801,063
                                                              ========     ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEAR ENDED MAY 31,
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS EXCEPT PER SHARE)
NET SALES...................................................  $973,824    $967,449    $830,526
COSTS AND EXPENSES (INCOME)
  Cost of products sold.....................................   767,030     756,715     681,824
  Selling, general and administrative.......................    76,535      68,852      58,275
  Interest..................................................    18,885      19,960      20,117
  Other income..............................................   (11,848)    (13,119)     (7,571)
                                                              --------    --------    --------
                                                               850,602     832,408     752,645
                                                              --------    --------    --------
       INCOME BEFORE THE FOLLOWING ITEMS....................   123,222     135,041      77,881
Income taxes................................................    41,189      47,256      25,700
                                                              --------    --------    --------
                                                                82,033      87,785      52,181
Minority interest in Chaparral..............................    (6,559)     (7,831)     (4,164)
                                                              --------    --------    --------
          NET INCOME........................................  $ 75,474    $ 79,954    $ 48,017
                                                              ========    ========    ========
Average common shares.......................................    22,243      22,742      24,851
Net income per common share.................................  $   3.40    $   3.52    $   1.94
                                                              ========    ========    ========
Cash dividends..............................................  $    .25    $    .20    $    .15
                                                              ========    ========    ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED MAY 31,
                                                            ---------------------------------
                                                              1997        1996         1995
                                                            --------    ---------    --------
                                                                     (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income..............................................  $ 75,474    $  79,954    $ 48,017
  Loss (gain) on disposal of assets.......................     2,131          977      (1,994)
  Non-cash items
     Depreciation, depletion and amortization.............    53,909       49,280      49,342
     Deferred taxes.......................................       683        6,822       5,434
     Undistributed minority interest......................     5,684        6,771       3,028
     Other -- net.........................................     6,367        6,454       4,798
  Changes in operating assets and liabilities
     Notes and accounts receivable........................   (12,570)     (13,417)    (22,608)
     Inventories and prepaid expenses.....................   (22,607)     (22,921)     10,781
     Accounts payable and accrued liabilities.............    (3,552)       3,637      17,935
     Real estate and investments..........................     4,380        9,906       1,131
                                                            --------    ---------    --------
          Net cash provided by operations.................   109,899      127,463     115,864
INVESTING ACTIVITIES
  Capital expenditures....................................   (85,188)     (79,300)    (48,751)
  Proceeds from disposition of assets.....................     5,281        1,799       3,132
  Other -- net............................................    (3,733)      (3,154)     (1,456)
                                                            --------    ---------    --------
          Net cash used by investing......................   (83,640)     (80,655)    (47,075)
FINANCING ACTIVITIES
  Repayments of short-term borrowing......................        --           --     (15,000)
  Proceeds of long-term borrowing.........................    69,206       97,552      50,485
  Debt retirements........................................   (53,392)    (126,593)    (50,127)
  Purchase of treasury shares.............................   (41,572)        (417)    (54,688)
  Purchase of Chaparral stock.............................    (3,770)     (12,506)         --
  Dividends paid..........................................    (5,361)      (4,451)     (3,618)
  Other -- net............................................       409        1,674      (1,619)
                                                            --------    ---------    --------
          Net cash used by financing......................   (34,480)     (44,741)    (74,567)
                                                            --------    ---------    --------
Increase (decrease) in cash...............................    (8,221)       2,067      (5,778)
Cash at beginning of year.................................    28,055       25,988      31,766
                                                            --------    ---------    --------
Cash at end of year.......................................  $ 19,834    $  28,055    $ 25,988
                                                            ========    =========    ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                      COMMON
                                                       STOCK    ADDITIONAL              TREASURY       TOTAL
                                          PREFERRED   $1 PAR     PAID-IN     RETAINED    COMMON    SHAREHOLDERS'
                                            STOCK      VALUE     CAPITAL     EARNINGS    STOCK        EQUITY
                                          ---------   -------   ----------   --------   --------   -------------
                                                                      (IN THOUSANDS)
May 31, 1994............................    $ 598     $12,534    $265,790    $ 75,511   $ (1,762)    $352,671
  Net income............................                                       48,017                  48,017
  Cash dividends
     Preferred stock -- $5 a share......                                          (30)                    (30)
     Common stock -- $.15 a share.......                                       (3,588)                 (3,588)
  Treasury stock issued for bonuses and
     options -- 40,508 shares...........                              255        (323)       795          727
  Treasury stock purchased -- 2,996,956
     shares.............................                                                 (54,688)     (54,688)
                                            -----     -------    --------    --------   --------     --------
May 31, 1995............................      598      12,534     266,045     119,587    (55,655)     343,109
  Net income............................                                       79,954                  79,954
  Cash dividends
     Preferred stock -- $4.72 a share...                                          (28)                    (28)
     Common stock -- $.20 a share.......                                       (4,423)                 (4,423)
  Treasury stock issued for bonuses and
     options -- 194,628 shares..........                              288      (1,161)     3,328        2,455
  Treasury stock purchased -- 15,696
     shares.............................                                                    (417)        (417)
  Retirement of preferred stock.........     (598)                    (30)                               (628)
                                            -----     -------    --------    --------   --------     --------
May 31, 1996............................       --      12,534     266,303     193,929    (52,744)     420,022
  Net income............................                                       75,474                  75,474
  Cash dividends
     Common stock -- $.25 a share.......                                       (5,361)                 (5,361)
  Shares issued under two-for-one
     stock split........................               12,533     (12,533)                                 --
  Treasury stock issued for bonuses and
     options -- 262,497 shares..........                            1,379      (1,268)     4,137        4,248
  Treasury stock purchased -- 1,566,554
     shares.............................                                                 (41,572)     (41,572)
                                            -----     -------    --------    --------   --------     --------
May 31, 1997............................    $  --     $25,067    $255,149    $262,774   $(90,179)    $452,811
                                            =====     =======    ========    ========   ========     ========

     At May 31, 1997, Common Stock and Additional Paid-in Capital include $127.8 million of accumulated transfers from Retained Earnings in connection with stock dividends.

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Texas Industries, Inc. (the Company or TXI), through its subsidiaries, is a producer of steel and cement/concrete products for the construction and manufacturing industries. Chaparral Steel Company (Chaparral) produces beam, merchant and special bar quality rounds, reinforcing bars and channels, primarily for markets in North America and, under certain market conditions, Europe and Asia. Cement/concrete operations supply cement and aggregates, ready-mix, pipe, block and brick from facilities concentrated primarily in Texas and Louisiana, with several products marketed throughout the U.S.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Estimates: The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all subsidiaries. The minority interest represents the separate public ownership of Chaparral, 15.5% at May 31, 1997 and 16.4% at May 31, 1996.

     Property, Plant and Equipment: Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials.

     Cash Equivalents: For cash flow purposes, temporary investments which have maturities of less than 90 days when purchased are considered cash equivalents.

     Earnings Per Share: Earnings per share are computed by deducting preferred dividends from net income and adjusting for amortization of additional goodwill in connection with the contingent payment for the acquisition of Chaparral, then dividing this amount by the weighted average number of common shares outstanding during the period, including common stock equivalents. Earnings per share and all other common share information have been adjusted to give effect to the two-for-one stock split in February 1997.

     Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128), which is not effective until December 15, 1997, will change the method currently used to compute earnings per share and require the restatement of all prior periods. The impact is expected to result in an increase in basic earnings per share over primary earnings per share of $.08, $.09 and $.02, for the fiscal years ended 1997, 1996 and 1995, respectively.

     Intangible Assets: Goodwill and other intangibles is presented net of accumulated amortization of $17.9 million at May 31, 1997 and $15.0 million at May 31, 1996. Goodwill resulting from the acquisition of Chaparral of $57.2 million at May 31, 1997 and $59.2 million at May 31, 1996 (net of accumulated amortization), is being amortized currently on a straight-line basis over a 40-year period. Other intangibles consisting primarily of goodwill and non-compete agreements are being amortized on a straight-line basis over periods of 2 to 15 years. Management reviews remaining goodwill and other intangibles with consideration toward recovery through future operating results (undiscounted) at the current rates of amortization.

     Commissioning Costs: The Company's policy for new facilities is to capitalize certain costs until the facility is substantially complete and ready for its intended use. Chaparral substantially completed its large beam mill during the third quarter of fiscal 1992. Deferred costs totaling $15.1 million were amortized over a five-year period. The annual amount of amortization charged to income was $2.0 million in 1997 and $3.0 million in 1996 and 1995.

     Income Taxes: Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

     Financial Instruments: The estimated fair value of each class of financial instrument as of May 31, 1997 approximates carrying value except for Chaparral's long-term debt. The fair value of long-term debt at May 31, 1997, estimated by applying discounted cash flow analysis based on interest rates currently available to the Company for such debt with similar terms and remaining maturities, is approximately $198.2 million compared to the carrying amount of $189.5 million.

     Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform to the 1997 presentation.

WORKING CAPITAL

     Working capital totaled $243.0 million at May 31, 1997, compared to $219.3 million at the prior year-end.

     Notes and accounts receivable of $122.8 million at May 31, 1997, compared with $113.8 million in 1996, are presented net of allowances for doubtful receivables of $2.5 million in 1997 and $3.1 million in 1996.

     Inventories are stated at cost (not in excess of market) generally using the last-in, first-out method (LIFO). If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $11.7 million in 1997 and $14.2 million in 1996.

     Inventories are summarized as follows:

                                                                1997        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
Finished products...........................................  $ 77,021    $ 64,347
Work in process.............................................    27,162      23,345
Raw materials and supplies..................................    62,963      62,834
                                                              --------    --------
                                                              $167,146    $150,526
                                                              ========    ========

LONG-TERM DEBT

     Long-term debt is comprised of the following:

                                                                1997        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
Bank obligations, maturing through 2001, interest rates from  $ 40,000    $  9,000
  6.31% to 6.38% (.625% over LIBOR).........................
Senior notes due through 2008, interest rates average           75,000      75,000
  7.28%.....................................................
Senior notes of Chaparral, due through 2004, interest rates     56,000      64,000
  average 10.2%.............................................
First mortgage notes of Chaparral, due through 1999,             8,182      14,320
  interest rate 14.2%.......................................
Pollution control bonds, due through 2007, interest rate         7,935       8,615
  6.38% (75% of prime)......................................
Other, maturing through 2005, interest rates from 8% to          2,391       2,748
  10%.......................................................
                                                              --------    --------
                                                               189,508     173,683
Less current maturities.....................................    13,452      13,474
                                                              --------    --------
                                                              $176,056    $160,209
                                                              ========    ========

     Annual maturities of long-term debt for each of the five succeeding years are $13.5, $13.3, $9.0, $8.9 and $48.7 million.

     The Company has available a bank-financed $100 million long-term line of credit. In addition to the $40 million currently outstanding under this line, $8.9 million has been utilized to support letters of credit.

Commitment fees at a current annual rate of .22% are paid on the unused portion of this line. In addition, Chaparral has available a bank-financed $10 million short-term line of credit which will expire December 31, 1997, if not renewed. The interest chargeable on borrowings under this line is .375% over LIBOR. Commitment fees at an annual rate of .125% are paid on the unused portion of this line.

     Loan agreements contain covenants which provide for minimum working capital, restrictions on purchases of treasury stock and payment of dividends on common stock, and limitations on incurring certain indebtedness and making certain investments. Under the most restrictive of these agreements, the aggregate amount of annual cash dividends on common stock is limited based on the ratio, excluding Chaparral, of earnings before interest, taxes, depreciation and amortization plus dividends from Chaparral to fixed charges. In addition, Chaparral loan agreements restrict dividends and advances to its shareholders, including the parent company, to $52 million as of May 31, 1997. The Company and Chaparral are in compliance with all loan covenant restrictions.

     Property, plant and equipment, principally Chaparral's, carried at a net amount of approximately $215.4 million at May 31, 1997 is mortgaged as collateral for $9.4 million of secured debt.

     The amount of interest paid was $19.3 million in 1997, $18.9 million in 1996 and $18.4 million in 1995. Interest capitalized totalled $190,000 in 1997.

SHAREHOLDERS' EQUITY

     Common stock consists of:

                                                               1997      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Shares authorized...........................................  40,000    40,000
Shares outstanding at May 31................................  20,896    22,200
Average shares outstanding including equivalents............  22,243    22,742
Shares held in treasury.....................................   4,171     2,867
Shares reserved for stock options and other.................   2,163     2,422

     There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. On March 29, 1996 the Company redeemed and retired all outstanding shares of such $5 Cumulative Preferred Stock. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50 per one two-thousandth share of Series B Preferred Stock, subject to adjustment. The rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

STOCK OPTION PLANS

     The Company's stock option plans provide that non-qualified and incentive stock options to purchase Common Stock may be granted to directors, officers and key employees at market prices at date of grant. Generally, options become exercisable in installments beginning one or two years after date of grant and expire six or ten years later depending on the initial date of grant. The Company has elected to continue utilizing the accounting prescribed by APB No. 25 for stock issued under these plans and therefore no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the date of grant consistent with the method prescribed by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                               1997      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Net income
  As reported...............................................  75,474    79,954
  Pro forma.................................................  74,272    79,548
Primary earnings per share
  As reported...............................................    3.40      3.52
  Pro forma.................................................    3.36      3.51

     Because the method of accounting under SFAS No. 123 has not been applied to options granted prior to June 1, 1995 the pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of each option grant is estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants made in 1997 and 1996, respectively: dividend yield of 1.05% and .89%, expected volatility of 24% and 24%; risk-free interest rates of 6.38% and 6.15% and expected lives of 6.4 and 6.4 years.

     A summary of option transactions for the two years ended May 31, 1997 follows:

                                                                               WEIGHTED AVERAGE
                                                      SHARES UNDER OPTION        OPTION PRICE
                                                     ----------------------    ----------------
                                                       1997         1996        1997      1996
                                                     ---------    ---------    ------    ------
Outstanding at June 1..............................  1,232,598    1,096,882    $15.98    $12.70
  Granted..........................................    809,200      374,400     26.96     22.74
  Exercised........................................   (234,067)    (192,444)    10.35     11.05
  Cancelled........................................    (10,600)     (46,240)    22.66     13.45
                                                     ---------    ---------    ------    ------
Outstanding at May 31..............................  1,797,131    1,232,598    $21.62    $15.98
Options exercisable at May 31......................    347,491      329,918    $15.18    $11.04
Weighted-average fair value of options granted
  during the year..................................                            $ 9.46    $ 7.98

     As of May 31, 1997, the 1.8 million option shares outstanding have an exercise price between $10.19 and $32.54 and a weighted-average remaining life of 8.0 years. In addition, 240,440 shares were available for future grants.

INCOME TAXES

     The Company made income tax payments of $39.5 million, $38.7 million, and $19.7 million in 1997, 1996 and 1995, respectively.

     The provisions for income taxes are composed of:

                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Current.....................................................  $40,506    $40,434    $20,266
Deferred....................................................      683      6,822      5,434
                                                              -------    -------    -------
Expense.....................................................  $41,189    $47,256    $25,700
                                                              =======    =======    =======

     A reconcilement from statutory federal taxes to the above provisions follows:

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Taxes at statutory rate...............................  $43,127    $47,267    $27,258
Tax credit carryforwards..............................       --         --       (333)
Additional depletion..................................   (2,984)    (2,707)    (2,352)
Goodwill..............................................      702        702        809
State income tax......................................      912      1,905        552
Non taxable insurance benefits........................     (664)      (561)      (502)
Other -- net..........................................       96        653        268
                                                        -------    -------    -------
                                                        $41,189    $47,256    $25,700
                                                        =======    =======    =======

     The components of the net deferred tax liability at May 31 are summarized below:

                                                               1997        1996
                                                              -------    --------
                                                                (IN THOUSANDS)
Deferred tax assets
  Deferred compensation.....................................  $ 5,523    $  4,732
  Expenses not currently tax deductible.....................    8,332       9,496
  Tax cost in inventory.....................................      586       3,698
                                                              -------    --------
          Total deferred tax assets.........................   14,441      17,926
Deferred tax liabilities
  Accelerated tax depreciation..............................   64,154      65,481
  Deferred real estate gains................................    5,178       5,672
  Commissioning costs.......................................       --         704
  Other.....................................................    1,526       1,803
                                                              -------    --------
          Total deferred tax liabilities....................   70,858      73,660
                                                              -------    --------
Net tax liability...........................................   56,417      55,734
Less current portion (asset)................................   (6,236)    (10,175)
                                                              -------    --------
Net deferred tax liability..................................  $62,653    $ 65,909
                                                              =======    ========

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

     The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company may be held liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material. Changes in federal or state laws, regulations or requirements or discovery of unknown conditions could require additional expenditures by the Company.

     The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position.

RETIREMENT PLANS

     Substantially all employees of the Company are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for the above plans was $3.4 million in 1997, $2.9 million in 1996 and $2.6 million in 1995. It is the Company's policy to fund the plans to the extent of charges to income.

INCENTIVE PLANS

     All personnel employed as of May 31 share in the pretax income of the Company for the year then ended based on predetermined formulas. The duration of most of the plans is one year; certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Company's Board of Directors. The expense for these plans, included in selling, general and administrative, was $14.8 million, $15.1 million and $8.9 million for 1997, 1996 and 1995, respectively.

     Certain executives of Chaparral participate in a deferred compensation plan based on a five-year average of earnings. Amounts recorded as expense (reduction) under the plan were $1.9 million, $.7 million and $(.1) million for 1997, 1996 and 1995, respectively.

OPERATING LEASES

     Total expense for operating leases for mobile equipment, office space and other items (other than for mineral rights) amounted to $17.2 million in 1997, $16.4 million in 1996 and $12.0 million in 1995. Non-cancelable operating leases with an initial or remaining term of more than one year totaled $61.2 million at May 31, 1997. Annual lease payments for the five succeeding years are $15.2 million, $8.8 million, $8.6 million, $8.0 million and $6.6 million.

BUSINESS SEGMENTS

     Business segment information is presented on pages 9 and 10. Intersegment sales, which are not material, are accounted for at prices comparable to normal trade customer sales. Operating profit is net sales less operating costs and expenses, excluding general corporate expenses and interest expense. Identifiable assets by segment are those assets that are used in the Company's operation in each segment. Corporate assets consist primarily of cash, real estate subsidiaries and other financial assets not identified with a major business segment.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of quarterly financial information (in thousands except per share):

                                                   AUGUST     NOVEMBER    FEBRUARY      MAY
                                                  --------    --------    --------    --------
1997
------------------------------------------------
Net Sales
  Steel.........................................  $149,527    $143,637    $147,715    $175,797
  Cement/concrete...............................    96,415      90,739      68,903     101,091
                                                  --------    --------    --------    --------
                                                   245,942     234,376     216,618     276,888
                                                  ========    ========    ========    ========
Operating profit
  Steel.........................................    15,508      14,754      17,861      23,364
  Cement/concrete...............................    25,513      22,557       8,176      26,802
                                                  --------    --------    --------    --------
                                                    41,021      37,311      26,037      50,166
                                                  ========    ========    ========    ========
Net income......................................    19,884      17,903      10,126      27,561
Per share
  Net income*...................................       .87         .79         .47        1.29
  Dividends.....................................       .05         .05        .075        .075
  Stock price
     High.......................................   34 5/16     33 7/16     29 5/16      29 1/4
     Low........................................   31 5/16    26 15/16      24 1/8      20 7/8
1996
------------------------------------------------
Net Sales
  Steel.........................................  $138,141    $154,990    $158,954    $155,571
  Cement/concrete...............................    93,963      89,271      76,086     100,473
                                                  --------    --------    --------    --------
                                                   232,104     244,261     235,040     256,044
                                                  ========    ========    ========    ========
Operating profit
  Steel.........................................    13,346      19,892      21,173      21,365
  Cement/concrete...............................    24,844      21,903      13,685      29,696
                                                  --------    --------    --------    --------
                                                    38,190      41,795      34,858      51,061
                                                  ========    ========    ========    ========
Net income......................................    17,131      21,452      16,004      25,367
Per share
  Net income....................................       .76         .95         .70        1.11
  Dividends.....................................       .05         .05         .05         .05
  Stock price
     High.......................................    24 7/8      27 5/8      31 1/8      34 5/8
     Low........................................  17 13/16      23 1/4      25 1/8      30 1/4

---------------

* The sum of these amounts does not equal the annual amount because of changes in the average number of common equity shares outstanding during the year.

MERGER PROPOSAL

     On May 22, 1997, the Company made an offer to merge with Chaparral Steel Company. Of the approximately 28.4 million shares of Chaparral outstanding at May 31, 1997, the Company owns 24.0 million shares with the balance of the outstanding shares publicly traded on the New York Stock Exchange. Under the terms of the offer, owners of the publicly traded shares of Chaparral would receive consideration of $14.25 per share.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              FEBRUARY 28,     MAY 31,
                                                                  1998           1997
                                                              ------------     --------
                                                              (UNAUDITED)
                                                                   (IN THOUSANDS)
CURRENT ASSETS
  Cash......................................................   $    4,428      $ 19,834
  Notes and accounts receivable.............................      152,079       122,783
  Inventories...............................................      166,571       167,146
  Prepaid expenses..........................................       45,467        34,613
                                                               ----------      --------
          TOTAL CURRENT ASSETS..............................      368,545       344,376
OTHER ASSETS
  Real estate and other investments.........................       13,301        14,920
  Goodwill and other intangibles............................      155,081        63,297
  Other.....................................................       33,110        26,553
                                                               ----------      --------
                                                                  201,492       104,770
PROPERTY, PLANT AND EQUIPMENT
  Land and land improvements................................      133,298       118,248
  Buildings.................................................       68,199        66,156
  Machinery and equipment...................................      979,092       815,019
                                                               ----------      --------
                                                                1,180,589       999,423
  Less allowances for depreciation..........................      633,258       600,646
                                                               ----------      --------
                                                                  547,331       398,777
                                                               ----------      --------
                                                               $1,117,368      $847,923
                                                               ==========      ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable....................................   $   90,010      $ 51,021
  Accrued interest, wages and other items...................       43,573        36,909
  Current portion of long-term debt.........................       13,430        13,452
                                                               ----------      --------
          TOTAL CURRENT LIABILITIES.........................      147,013       101,382
LONG-TERM DEBT..............................................      369,404       176,056
DEFERRED FEDERAL INCOME TAXES AND OTHER CREDITS.............       83,402        80,080
MINORITY INTEREST...........................................           --        37,594
SHAREHOLDERS' EQUITY
  Common stock, $1 par value................................       25,067        25,067
  Additional paid-in capital................................      255,149       255,149
  Retained earnings.........................................      324,605       262,774
  Cost of common shares in treasury.........................      (87,272)      (90,179)
                                                               ----------      --------
                                                                  517,549       452,811
                                                               ----------      --------
                                                               $1,117,368      $847,923
                                                               ==========      ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                     THREE MONTHS ENDED     NINE MONTHS ENDED
                                                        FEBRUARY 28,          FEBRUARY 28,
                                                     -------------------   -------------------
                                                       1998       1997       1998       1997
                                                     --------   --------   --------   --------
                                                          (IN THOUSANDS EXCEPT PER SHARE)
NET SALES..........................................  $281,421   $216,618   $861,168   $696,936
COSTS AND EXPENSES (INCOME)
  Cost of products sold............................   228,074    178,129    683,116    554,956
  Selling, general and administrative..............    23,752     17,431     67,798     56,006
  Interest.........................................     6,205      4,852     14,418     14,165
  Other income.....................................    (5,059)    (1,824)   (10,603)    (7,169)
                                                     --------   --------   --------   --------
                                                      252,972    198,588    754,729    617,958
                                                     --------   --------   --------   --------
          INCOME BEFORE THE FOLLOWING ITEMS........    28,449     18,030    106,439     78,978
Income taxes.......................................     9,201      6,330     35,252     26,767
                                                     --------   --------   --------   --------
                                                       19,248     11,700     71,187     52,211
Minority interest in Chaparral.....................      (620)    (1,574)    (4,400)    (4,298)
                                                     --------   --------   --------   --------
          NET INCOME...............................  $ 18,628   $ 10,126   $ 66,787   $ 47,913
                                                     ========   ========   ========   ========
BASIC
  Average shares...................................    21,135     21,418     21,066     22,012
  Earnings per share...............................  $    .88   $    .48   $   3.18   $   2.18
                                                     ========   ========   ========   ========
DILUTED
  Average shares...................................    21,912     21,786     21,717     22,457
  Earnings per share...............................  $    .85   $    .47   $   3.08   $   2.14
                                                     ========   ========   ========   ========
Cash dividends.....................................  $   .075   $   .075   $   .225   $   .175
                                                     ========   ========   ========   ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                NINE MONTHS ENDED
                                                                  FEBRUARY 28,
                                                              ---------------------
                                                                1998         1997
                                                              ---------    --------
                                                                 (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income................................................  $  66,787    $ 47,913
  Loss on disposal of assets................................        611         186
  Non-cash items
     Depreciation, depletion and amortization...............     45,001      40,979
     Deferred taxes.........................................     (1,538)     (2,331)
     Undistributed minority interest........................      4,177       3,643
     Other -- net...........................................      5,601       4,182
  Changes in operating assets and liabilities
     Notes and accounts receivable..........................    (12,537)      2,226
     Inventories and prepaid expenses.......................      6,305     (27,075)
     Accounts payable and accrued liabilities...............     28,126      (4,002)
     Real estate and investments............................      1,834       2,742
                                                              ---------    --------
          Net cash provided by operations...................    144,367      68,463
INVESTING ACTIVITIES
  Purchase of Riverside Cement Company......................   (110,916)         --
  Chaparral merger..........................................    (71,970)         --
  Capital expenditures -- Virginia steel facility...........    (47,881)         --
  Capital expenditures -- other.............................   (113,568)    (65,262)
  Proceeds from disposal of assets..........................      2,282       1,426
  Other -- net..............................................     (4,300)     (2,316)
                                                              ---------    --------
          Net cash used by investing........................   (346,353)    (66,152)
FINANCING ACTIVITIES
  Proceeds from long-term borrowing.........................    267,639      53,206
  Debt retirements..........................................    (74,324)    (28,726)
  Purchase of treasury shares...............................       (558)    (41,572)
  Purchase of Chaparral stock...............................         --      (3,770)
  Dividends paid............................................     (4,721)     (3,794)
  Other -- net..............................................     (1,456)     (1,707)
                                                              ---------    --------
          Net cash provided (used) by financing.............    186,580     (26,363)
                                                              ---------    --------
Decrease in cash............................................    (15,406)    (24,052)
Cash at beginning of period.................................     19,834      28,055
                                                              ---------    --------
Cash at end of period.......................................  $   4,428    $  4,003
                                                              =========    ========

                See notes to consolidated financial statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     Texas Industries, Inc. (the Company or TXI), through its subsidiaries, is a producer of steel and cement, aggregate and concrete products for the construction and manufacturing industries. Chaparral Steel Company (Chaparral) produces beams, merchant and special bar quality rounds, reinforcing bars and channels, primarily for markets in North America and, under certain market conditions, Europe and Asia. Cement, aggregate and concrete operations supply cement and aggregates, ready-mix, pipe, block and brick from facilities concentrated primarily in Texas, Louisiana, and California with several products marketed throughout the U.S.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended February 28, 1998, are not necessarily indicative of the results that may be expected for the year ended May 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended May 31, 1997.

     Estimates: The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all subsidiaries. The minority interest represents the separate public ownership of Chaparral which was acquired by the Company on December 31, 1997. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

     Property, Plant and Equipment: Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials.

     Cash Equivalents: For cash flow purposes, temporary investments which have maturities of less than 90 days when purchased are considered cash equivalents.

     Earnings Per Share: Effective February 28, 1998, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS
128). SFAS 128 prescribes new calculations for Basic and Diluted Earnings Per Share (EPS) which replaces the former calculations for Primary and Fully Diluted EPS and requires the restatement of prior period EPS data.

     Basic EPS is computed by adjusting net income for the amortization of additional goodwill in connection with a contingent payment for the acquisition of Chaparral, then dividing by the weighted average number of common shares outstanding during the period including contingently issuable shares. Diluted EPS also adjusts the outstanding shares for the dilutive effect of stock options and awards.

     Basic and Diluted EPS are calculated as follows:

                                                      THREE MONTHS ENDED    NINE MONTHS ENDED
                                                         FEBRUARY 28,          FEBRUARY 28,
                                                      ------------------    ------------------
                                                       1998       1997       1998       1997
                                                      -------    -------    -------    -------
                                                          (IN THOUSANDS EXCEPT PER SHARE)
Earnings:
  Net income........................................  $18,628    $10,126    $66,787    $47,913
  Contingent price amortization.....................       58         58        174        174
                                                      -------    -------    -------    -------
                                                      $18,686    $10,184    $66,961    $48,087
                                                      =======    =======    =======    =======
Shares:
  Weighted average shares outstanding...............   21,034     21,337     20,969     21,923
  Contingently issuable shares......................      101         81         97         89
                                                      -------    -------    -------    -------
                                                       21,135     21,418     21,066     22,012
  Stock option and award dilution...................      777        368        651        445
                                                      -------    -------    -------    -------
                                                       21,912     21,786     21,717     22,457
                                                      =======    =======    =======    =======
Basic earnings per share............................  $   .88    $   .48    $  3.18    $  2.18
                                                      =======    =======    =======    =======
Diluted earnings per share..........................  $   .85    $   .47    $  3.08    $  2.14
                                                      =======    =======    =======    =======

     Intangible Assets: Goodwill and other intangibles is presented net of accumulated amortization of $20.8 million at February 28, 1998 and $17.9 million at May 31, 1997. Goodwill resulting from the acquisitions of Chaparral Steel Company and Riverside Cement Company, totalling $148.8 million at February 28, 1998 and $57.2 million at May 31, 1997 (net of accumulated amortization) are being amortized currently on a straight-line basis over 40-year periods. Other intangibles consisting primarily of goodwill and non-compete agreements are being amortized on a straight-line basis over periods of 2 to 15 years. Management reviews remaining goodwill and other intangibles with consideration toward recovery through future operating results (undiscounted) at the current rates of amortization.

     Income Taxes: Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

WORKING CAPITAL

     Working capital totaled $221.5 million at February 28, 1998, compared to $243.0 million at May 31, 1997.

     Notes and accounts receivable of $152.1 million at February, compared with $122.8 million at May, are presented net of allowances for doubtful receivables of $7.2 million at February and $2.5 million at May.

     Inventories are stated at cost (not in excess of market) generally using the last-in, first-out method (LIFO). If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $12.7 million at February and $11.7 million at May.

     Inventories are summarized as follows:

                                                              FEBRUARY      MAY
                                                              --------    --------
                                                                 (IN THOUSANDS)
Finished products...........................................  $ 61,739    $ 77,021
Work in process.............................................    35,739      27,162
Raw materials and supplies..................................    69,093      62,963
                                                              --------    --------
                                                              $166,571    $167,146
                                                              ========    ========

LONG-TERM DEBT

     Long-term debt is comprised of the following:

                                                              FEBRUARY      MAY
                                                              --------    --------
                                                                 (IN THOUSANDS)
Bank obligations, maturing through 2002, interest rate 6.03%
  (.4% over LIBOR)..........................................  $ 38,000    $ 40,000
Senior notes due through 2017, interest rates average
  7.28%.....................................................   200,000          --
Senior notes due through 2008, interest rates average
  7.28%.....................................................    75,000      75,000
Senior notes due through 2004, interest rates average
  10.2%.....................................................    56,000          --
Senior notes due through 1999, interest rate 14.2%..........     4,091          --
Pollution control bonds, due through 2007, interest rate
  6.38% (75% of prime)......................................     7,595       7,935
Replaced Chaparral debt.....................................        --      64,182
Other, maturing through 2005, interest rates from 8% to
  10%.......................................................     2,148       2,391
                                                              --------    --------
                                                               382,834     189,508
Less current maturities.....................................    13,430      13,452
                                                              --------    --------
                                                              $369,404    $176,056
                                                              ========    ========

     Annual maturities of long-term debt for each of the five succeeding years are $13.4, $9.1, $8.9, $8.9 and $46.7 million.

     The Company has available a bank-financed $350 million long-term revolving credit facility. In addition to the $38.0 million currently outstanding under this facility, $9.4 million has been utilized to support letters of credit. Commitment fees at a current annual rate of .125% are paid on the unused portion of this facility.

     On December 31, 1997, Chaparral's senior and first mortgage notes, which restricted dividends and advances to its shareholders including the parent company were replaced with senior notes of the Company having the same interest rate and maturities as the Chaparral notes but with the same loan covenants as the Company's other senior notes.

     Loan agreements contain covenants which provide for minimum working capital, restrictions on purchases of treasury stock and payment of dividends on common stock, and limitations on incurring certain indebtedness and making certain investments. Under the most restrictive of these agreements, the aggregate amount of annual cash dividends on common stock is limited based on the ratio of earnings before interest, taxes, depreciation and amortization to fixed charges. The Company is in compliance with all loan covenant restrictions.

     The amount of interest paid for the nine-month periods presented was $12.3 million in 1998 and $12.2 million in 1997. Interest capitalized totaled $2.1 million in the 1998 period.

SHAREHOLDERS' EQUITY

     Common stock consists of:

                                                              FEBRUARY     MAY
                                                              --------    ------
                                                                (IN THOUSANDS)
Shares authorized...........................................   40,000     40,000
Shares outstanding at end of period.........................   21,088     20,896
Weighted average shares outstanding assuming dilution.......   21,717     22,163
Shares held in treasury.....................................    3,979      4,171
Shares reserved for stock options and other.................    3,979      2,163

     There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. On March 29, 1996, the Company redeemed and retired all outstanding shares of such $5 Cumulative Preferred Stock. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50 per one two-thousandth share of Series B Preferred Stock, subject to adjustment. The rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

STOCK OPTION PLANS

     The Company's stock option plans provide that non-qualified and incentive stock options to purchase Common Stock may be granted to directors, officers and key employees at market prices at date of grant. Generally, options become exercisable in installments beginning one or two years after date of grant and expire six or ten years later depending on the initial date of grant. A summary of option transactions for the nine-month period ended February 28, 1998, follows:

                                                                            WEIGHTED AVERAGE
                                                     SHARES UNDER OPTION      OPTION PRICE
                                                     -------------------    ----------------
Outstanding at June 1............................         1,797,131              $21.62
  Granted........................................           365,550               46.27
  Exercised......................................          (195,454)              15.15
  Canceled.......................................           (44,040)              21.35
                                                     ---------------        -----------
Outstanding at February 28.......................         1,923,187              $26.97
                                                     ===============        ===========

     At February 28, 1998, there were 536,437 shares exercisable and 1,918,530 shares available for future grants. Outstanding options expire on various dates to January 14, 2008.

INCOME TAXES

     Federal income taxes for the interim periods ended February 28, 1998 and 1997, have been included in the accompanying financial statements on the basis of an estimated annual rate. The estimated annualized tax rate is 33.1% for 1998 compared with 33.9% for 1997. The primary reason that these respective tax rates differ from the 35% statutory corporate rate is due to goodwill expense which is not tax deductible, percentage depletion which is tax deductible and the net state income tax expense. The Company made income tax payments of $37.2 million and $30.8 million in the nine-month periods ended February 28, 1998 and 1997, respectively.

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

     The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company may be held liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material. Changes in federal or state laws, regulations or requirements or discovery of unknown conditions could require additional expenditures by the Company.

     The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position of the Company.

ACQUISITIONS

     On December 31, 1997, the Company acquired the 15.7% separate public ownership of Chaparral Steel Company. Pursuant to the merger agreement, the owners of the approximately 4.5 million publicly traded shares received cash consideration of $15.50 per share. As of February 28, 1998, $72.0 million of the estimated $77.1 million total acquisition cost including transaction expenses had been paid. The excess of the acquisition costs over the fair value of the net assets acquired, approximately $34.9 million, was recorded as goodwill and is being amortized over a 40-year period.

     Effective December 31, 1997, the Company acquired Riverside Cement Company for an estimated $115.4 million in cash and the assumption of certain liabilities. An initial cash payment of $110.9 million was made on January 15, 1998 with the balance payable within 60 days. The estimated purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $65.8 million and $9.1 million, respectively. The balance of the purchase price, $58.7 million, was recorded as goodwill and is being amortized over a 40-year period. Riverside Cement Company owns and operates cement plants in Crestmore and Oro Grande, California with distribution terminals in the northern and southern parts of the state. The purchased manufacturing facilities are planned to be upgraded and expanded with modern technology within existing permit limitations and limestone reserves. The purchase is expected to increase the Company's cement capacity by 60%.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offering. If given or made, such information or representation must not be relied upon as having been authorized by the Trust or any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Preferred Securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company or the Trust since the date hereof.

                               TABLE OF CONTENTS
------------------------------------------------------

Prospectus Summary....................    3
Risk Factors..........................   11
Ratio of Earnings to Fixed Charges....   18
Accounting Treatment..................   18
Use of Proceeds.......................   18
Price Range of Common Stock and
  Dividends...........................   19
Capitalization........................   20
Selected Consolidated Financial
  Data................................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   28
Description of the Preferred
  Securities..........................   33
Description of the Preferred
  Securities Guarantee................   44
Description of the Convertible
  Subordinated Debentures.............   47
Effect of Obligations Under the
  Convertible Subordinated Debentures
  and the Preferred Securities
  Guarantee...........................   58
Certain Federal Income Tax
  Consequences........................   59
Certain ERISA Considerations..........   64
Underwriting..........................   66
Legal Matters.........................   67
Experts...............................   67
Additional Information................   68
Incorporation of Certain Documents by
  Reference...........................   68
Index to Consolidated Financial
  Statements..........................  F-1

PROSPECTUS                                                          June 2, 1998

                                    TXI Logo

                                   4,000,000
                            PREFERRED SECURITIES OF
                              TXI CAPITAL TRUST I

                             5.5% Shared Preference
                      Redeemable Securities ("SPuRS(SM)")

              (Liquidation Preference $50 per Preferred Security)

                           fully and unconditionally
                         guaranteed by and convertible
                            into the common stock of

                             TEXAS INDUSTRIES, INC.

                          SBC WARBURG DILLON READ INC.

                              MERRILL LYNCH & CO.